UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2023

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐         Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of the **Annual General Meeting** of Shareholders and **Information Circular**

methanex
the power of agility

March 9, 2023

Through our strategic pillars of **leadership**, **operational excellence** and **low cost**, we create our competitive advantage of safe, sustainable, secure supply of methanol.

Our strategic enablers – Responsible Care & Sustainability; A Diverse and Inclusive One Team; and our Core Values – are the key elements of our culture and underpin our pillars.

Responsible Care®
& Sustainability
Leadership
Core
Values
Low
Cost
Operational
Excellence
Diverse, Inclusive,
One Team

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Notice of annual general meeting of shareholders

Items of business The Meeting is being held for the following purposes:

MEETING INFORMATION

The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

Date and Time

Thursday, April 27, 2023

10:00 am (Pacific Time)

Place

In Person:

1800-200 Burrard Street

Vancouver, British Columbia

Online via live audio webcast:

https://web.lumiagm.com/236824419

Password: methanex2023

Please refer to the instructions in the accompanying Information Circular

1	Receive the Consolidated Financial Statements of the Company for the financial year ended December 31, 2022 and the Auditors’ Report on such statements;
2	Elect directors;
3	Reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors; and
4	Consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular.
Shareholders will also transact such other business as may properly come before the Meeting.

If you hold common shares of the Company and do not expect to attend the Meeting in person or online via the live audio webcast, please complete the enclosed proxy form and either fax it to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 or forward it to TSX Trust Company using the envelope provided with these materials. Proxies must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any postponement or adjournment thereof.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of March, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

Kevin Price

Senior Vice President, General Counsel & Corporate Secretary

Methanex 2023 Information Circular	1

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

About Methanex

Methanex Corporation is the world’s largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe and South America.

Our methanol production sites are located in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Methanex is headquartered in Vancouver, Canada, and the Company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol MEOH.

Our majority-owned subsidiary, Waterfront Shipping, is a global marine transportation company specializing in the safe, responsible and reliable transport of methanol and clean petroleum products to major international markets in Asia Pacific, North America, Europe and South America. We operate Waterfront Shipping’s fleet of 30 vessels mostly through long-term time charters, with 50 per cent ownership of five of the 30 vessels.

Explore Methanex

To read more about Methanex, including our 2022 Sustainability Report, visit our website at www.methanex.com.

2	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Information Circular

Information contained in this Information Circular is given as at March 9, 2023 unless otherwise stated.

Voting

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”, “we” or “our”, as applicable) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment or postponement thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders.

It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 23, 2023 to holders of common shares of the Company (“Common Shares”).

NOTICE-AND-ACCESS

We use notice-and-access to deliver this Information Circular (the “Circular”) to our registered and non-registered shareholders. While you will still receive a form of proxy or voting instruction form in the mail so you can vote your shares, instead of receiving a paper copy of the Circular, you will receive a notice outlining the matters to be addressed at the meeting and explaining how you can access the Circular electronically and how to request a paper copy. Notice-and-access is environmentally friendly and cost effective as it reduces paper, printing and postage costs.

You may request a paper copy of the Circular, at no cost, at any time prior to the Meeting and up to one year from the date the Circular was filed on SEDAR (www.sedar.com).

Registered shareholders, or shareholders without a control number, may request a paper copy by calling (English) 1-844-916-0609 or from outside North America 1-303-562-9305 or (French) 1-844-973-0593 or from outside North America 1-303-562-9306. Non-registered shareholders may request a paper copy by visiting http://www.proxyvote.com or by calling 1-877-907-7643 (toll free in Canada and the United States) and entering the control number located on the voting instruction form provided to you and following the instructions. If you are calling from outside Canada or the United States, you can call (English) 1-303-562-9305 or (French) 1-303-562-9306 to request a paper copy of the Circular. If you request a paper copy of the Circular, you will not receive a new proxy form or voting instruction form with it, so you should keep the original form sent to you in order to vote.

HOW DO I ACCESS THE MEETING ONLINE?

Please refer to “Voting Online” (below) for instructions on how to access the Meeting online.

WHAT WILL BE VOTED ON AT THE MEETING?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person, online via the live audio webcast or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.

Methanex 2023 Information Circular	3

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

WHO IS ENTITLED TO VOTE?

Only registered holders of Common Shares (“Registered Shareholders”) at the close of business on February 27, 2023 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment or postponement thereof. Each Registered Shareholder will have one vote for each Common Share held at the close of business on the Record Date. As at the date of this Information Circular, March 9, 2023, there were 68,701,783 Common Shares outstanding. To the knowledge of the directors and senior officers of the Company, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights of the Company is M&G Investment Management Limited (“M&G”). Based on information filed by M&G, M&G owned 13,950,086 Common Shares1 which represent 20.3% of the Common Shares outstanding as at March 9, 2023.

CAN I VOTE COMMON SHARES THAT I ACQUIRED AFTER THE RECORD DATE (FEBRUARY 27, 2023)?

No. Only Common Shares that are held by a shareholder at the close of business on the Record Date are entitled to be voted at the Meeting.

REGISTERED SHAREHOLDERS - HOW DO I VOTE?

If you are a Registered Shareholder, there are four ways in which you can vote your Common Shares. You can (1) vote by returning the proxy form prior to the Meeting; (2) vote online during the live audio webcast; (3) vote by proxy (the proxyholder can vote either online during the Meeting or in person); or (4) vote in person at the Meeting.

VOTING ONLINE

You can vote during the Meeting by online ballot through the live audio webcast platform.

You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

It is your responsibility to ensure internet connectivity for the duration of the Meeting and you should allow ample time to log in to the Meeting online before it begins.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as a proxyholder) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live audio webcast platform.

a.	Step 1: Log in online
at https://web.lumiagm.com/236824419

b.	Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your control number and password methanex2023 (case sensitive). The control number located on the form of proxy or in the email notification you received from the transfer agent, TSX Trust Company (“TSX Trust”), is your control number. If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password methanex2023 (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust will receive a control number by email from TSX Trust after the proxy voting deadline has passed. To become a duly appointed proxyholder, please see “Voting by proxy - online during the Meeting” below.

VOTING BY PROXY - ONLINE DURING THE MEETING

For a proxyholder to vote online during the Meeting they must obtain a control number. To do this you must complete the additional step of registering the proxyholder by either calling TSX Trust at 1-866-751-6315 (within North America) or 1-647-252-9650 (outside of North America) by no later than 10:00am (PT) on Tuesday, April 25, 2023, or by completing the electronic

(1)

This information was obtained by the Company from a Schedule 13G filing dated January 20, 2023 available at www.sec.gov. Shares beneficially owned by M&G, or over which M&G exercises control or direction, may include Common Shares owned by certain of its affiliates and associates.

4	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

form (in English) at https://www.tsxtrust.com/control-number-request by 10:00am PT on Tuesday, April 25, 2023. TSX Trust will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. The control number is the proxyholder’s username for the purposes of logging into the Meeting. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest.

VOTING BY PROXY - IN PERSON AT THE MEETING

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares at the Meeting.

VOTING IN PERSON

Registered Shareholders who will attend the Meeting and wish to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, TSX Trust, when you arrive at the Meeting.

WHAT IF I AM NOT A REGISTERED SHAREHOLDER?

Many shareholders are “non-registered shareholders.” Non-registered shareholders are shareholders whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.

Intermediaries have their own mailing procedures and provide their own instructions to shareholders. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.

If you wish to vote in person at the Meeting, you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. Please register with the transfer agent, TSX Trust, when you arrive at the Meeting.

Non-registered shareholders who wish to vote online at the Meeting need to duly appoint themselves as a proxyholder to obtain a control number. A control number is required to be able to log in and vote online at the Meeting. Please refer to “Voting by proxy - online during the Meeting” above, for instructions on how to obtain a control number. Once a control number is obtained you will be able to log in to the Meeting and vote by completing a ballot online during the Meeting through the live audio webcast platform. Please refer to “Voting online” above for instructions on how to log in as a duly appointed proxyholder.

Non-registered shareholders who have not duly appointed themselves as proxyholder and do not have a control number will not be able to vote at the Meeting but will be able to participate as a guest. Please refer to “What if I don’t have a control number” below for instructions on how to attend the Meeting as a guest.

WHAT IF I DON’T HAVE A CONTROL NUMBER?

If you do not have a control number you can attend the Meeting as a guest. Log in as outlined in ‘Voting Online” above. Click “Guest” and then complete the online form. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) will be able to listen to the Meeting but will not be able to vote during the Meeting.

WHAT IS A PROXY?

A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the proxy form, or any other valid proxy form, to appoint a proxyholder. The proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after the adjournment or postponement of the Meeting.

If you are a Registered Shareholder and you complete the proxy, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at their discretion. See “How will my Common Shares be voted if I give my proxy?” below.

Methanex 2023 Information Circular	5

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

HOW DO I APPOINT A PROXYHOLDER?

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. Your proxyholder does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to TSX Trust within the time specified below for receipt of proxies.

If you leave the space on the proxy form blank, either Doug Arnell or Rich Sumner, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Arnell is the Chair of the Board and Mr. Sumner is the President and Chief Executive Officer of the Company.

For the proxy to be valid, it must be completed, dated and signed by the Registered Shareholder (or the Registered Shareholder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, TSX Trust, in the envelope provided or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 and received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment or postponement thereof.

HOW WILL MY COMMON SHARES BE VOTED IF I GIVE MY PROXY?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder will vote your Common Shares as they see fit. However, if you have not specified how to vote on a particular issue and Mr. Arnell or Mr. Sumner has been appointed as proxyholder, your Common Shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see “Business of the Meeting.” The form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and any other matters that may properly come before the

Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

HOW DO I REVOKE A PROXY?

Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.

If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, TSX Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to 1 604 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or (ii) any other manner permitted by law. Revocations may also be hand-delivered to the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder?” above, you will be able to vote your Common Shares in person at the Meeting.

WHO PAYS FOR THIS SOLICITATION OF PROXIES?

The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.

6	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

WHO COUNTS THE VOTES?

The Company’s transfer agent, TSX Trust, counts and tabulates the proxies. This is done independently of the Company. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

HOW DO I CONTACT THE TRANSFER AGENT?

If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, TSX Trust Company, as follows:

Email:

shareholderinquiries@tmx.com

Toll-free:

1 800 387 0825

Telephone:

1 416 682 3860

Mail:

TSX Trust Company

PO Box 700

Station B

Montreal, Quebec H3B 3K3

The Company’s co-registrar and co-transfer agent in the United States is American Stock Transfer & Trust Company LLC; however, all shareholder inquiries should be directed to TSX Trust Company.

Corporate information

HEAD OFFICE METHANEX CORPORATION

1800 Waterfront Centre

200 Burrard Street

Vancouver, BC V6C 3M1

Tel 604 661 2600

Fax 604 661 2676

WEBSITE

www.methanex.com

TRANSFER AGENT

TSX Trust Company acts as transfer agent and registrar for Methanex stock and maintains all primary shareholder records. All inquiries regarding share transfer requirements, lost certificates, changes of address, or the elimination of duplicate mailings should be directed to TSX Trust Company at: 1 800 387 0825

Toll Free within North America

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at the head office in Vancouver, British Columbia on Thursday, April 27, 2023 at 10:00 a.m. (Pacific Time) and will be available to attend virtually. For more information on how to attend and vote online, please refer to the section entitled “Voting” in this Information Circular.

INVESTOR RELATIONS INQUIRIES

Tel 604 661 2600

invest@methanex.com

SHARES LISTED

Toronto Stock Exchange – MX

NASDAQ Global Select Market – MEOH

ANNUAL INFORMATION FORM (AIF)

The Company’s AIF can be found online at www.sedar.com.

A copy of the AIF can also be obtained by contacting our head office.

Methanex 2023 Information Circular	7

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Business of the meeting

1. Receive Financial Statements	The Company’s consolidated financial statements for the year ended December 31, 2022 will be received by shareholders of the Company at the Meeting and are included in the Annual Report, which will be mailed to Registered Shareholders as required under the Canada Business Corporations Act (the “CBCA”) and to non-registered shareholders who have requested such financial statements. A copy of our Annual Report can also be found at www.methanex.com and at www.sedar.com.

2. Election of directors

The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed in accordance with applicable law. The articles of the Company provide that the Company must have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company state that, when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board. The Board, on an annual basis, considers the size of the Board. On March 9, 2023, the directors resolved that the Board shall consist of 11 directors, such size being consistent with effective decision-making.

The Corporate Governance Committee recommends to the Board nominees for election as directors through a process described on page 46, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.

The board unanimously recommends a vote FOR this proposal.

Director nominees

Director Name Director Since Committee Memberships Age AFRC CGC HRC RCC Doug Arnell IND Chair of the Board 2016 56 Jim Bertram IND Former CEO, Keyera Corporation 2018 66 Paul Dobson IND Senior Vice President and Chief Financial Officer, Ballard Power Systems 2019 56 Maureen Howe IND Former Managing Director, RBC Capital Markets 2018 65 Robert Kostelnik IND Principal, GlenRock Recovery Partners, LLC 2008 71 Leslie O’Donoghue IND Former Executive Vice President and Advisor to the Chief Executive Officer, Nutrien Ltd. 2020 60 Kevin Rodgers IND Former Managing Director and Global Head of Foreign Exchange, Deutsche Bank 2019 60 Rich Sumner IND President and CEO, Methanex Corporation 2023 48 Margaret Walker IND Owner, MLRW Group, LLC 2015 70 Benita Warmbold IND Former Senior Managing Director & Chief Financial Officer, Canada Pension Plan Investment Board 2016 64 Xiaoping Yang IND Former Chair and President, BP China 2022 64 IND – Independent CGC – Corporate Governance Committee RCC – Responsible Care Committee AFRC – Audit, Finance and Risk Committee HRC – Human Resources Committee – Chair – Member

8	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Board snapshot

Skills and experience - independent directors

Methanex 2023 Information Circular	9

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

3. Reappointment and remuneration of auditors

The directors of the Company recommend the reappointment of KPMG LLP, Chartered Professional Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.

The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.

The board unanimously recommends a vote FOR this proposal.

Auditor review

The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) oversees and monitors the qualifications, independence, and performance of the Company’s external auditor. The Audit Committee recommends to the Board whether to propose the reappointment of the current independent auditors at the Company’s annual meeting of shareholders or to consider other audit firms. To inform their view, the Audit Committee conducts a formal review of the external auditor every year and a more comprehensive review every five years, and recommends to the Board whether to propose the reappointment of the current independent auditors or to consider other audit firms. These reviews are based on recommendations by the Chartered Professional Accountants of Canada and the Canadian Public Accountability Board (“CPAB”) to assist audit committees in their oversight duties. A comprehensive review covering the past 5 years was conducted in 2023 and focused on the following key factors affecting audit quality:

•	Independence, objectivity and professional skepticism of the external auditor;

•	Quality of the external auditor’s engagement team; and

•	Quality of the communications and interactions between the Audit Committee and the external auditor.

In addition, factors considered by the Audit Committee in deciding whether to recommend to the Board retaining KPMG LLP include:

•	KPMG LLP’s global capabilities, specifically in regions which match the Company’s global operations;

•	The quality of the services provided by KPMG LLP, including input from management on KPMG LLP’s performance;

•	External data on audit quality and performance, including recent CPAB and Public Company Accounting Oversight Board reports on KPMG LLP and its peer firms; and

•	The appropriateness of KPMG LLP’s fees, KPMG LLP’s tenure as our independent auditor, and the controls and processes in place that help ensure KPMG LLP’s continued independence.

The comprehensive review was completed and reported on in early 2023 and the Audit Committee determined that it was satisfied with the independence of, and the audit quality provided by, KPMG LLP. The Audit Committee will continue to closely monitor the factors listed to ensure audit quality.

10	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

How Methanex assures external auditor independence

Globally, different jurisdictions employ different regulatory controls to ensure external auditor independence. In the United Kingdom and in Europe, regulations heavily focus on audit firm rotation. In Canada and the United States, greater focus is placed on other controls. The Company adheres to the external auditor independence rules of both the US Securities and Exchange Commission and CPAB and employs the following controls:

•  Services performed by KPMG LLP require pre-approval by the Audit Committee with approval of individual engagements by the Chief Financial Officer within the approved categories and fee amounts.

•  Low quantum of non-audit fees (~5% of audit fees) with KPMG LLP and transparency of disclosure of such fees. The Company uses other accounting firms for most non-audit services.

•  Audit partner rotation results in changes to the lead audit partner every five years with a five-year cooling-off period.

•  Cooling-off periods for KPMG LLP audit staff if considered for employment by Methanex.

•  In-camera meetings excluding management each time KPMG LLP meets with the Audit Committee.

Principal accountant fees and services

Pre-approval policies and procedures

The Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible non-audit services proposed to be performed by KPMG LLP are pre-approved in order to mitigate the risk of non-audit services impacting the auditor’s independence. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer of the Company to further ensure that adherence to this policy is monitored.

Audit and non-audit fees billed by the independent auditors

KPMG LLP’s global fees relating to the years ended December 31, 2022 and December 31, 2021 are as follows:

US$000s	2022	2021

Audit Fees	2,264	2,055

Audit-Related Fees	168	67

Tax Fees	66	14

All Other Fees	—	—

Total	2,498	2,136

Each fee category is described below.

Methanex 2023 Information Circular	11

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Audit fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.

Audit-related fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and financial statement preparation services relating to the statutory audits of certain of the Company’s subsidiaries, the fees for which represented less than 5% of total audit-related fees for fiscal 2022.

Tax fees

Tax fees for professional services rendered for tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; review of transfer pricing and indirect tax items.

All other fees

There were no other fees in 2022 and 2021.

12	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

4. Advisory “say on pay” vote on approach to executive compensation The board unanimously recommends a vote FOR this proposal.

A detailed discussion of our approach to executive compensation is provided in the “Executive Compensation Discussion and Analysis” that begins on page 63 of this Information Circular. As stated there, the main objective of our executive compensation program is to attract, retain and engage high-quality and high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

Our executive compensation programs are aligned with returns to shareholders with a significant percentage of the short-term incentive award based on achieving “Modified Return on Capital Employed” goals and on other measures that we believe drive our share price over the longer term. The long-term incentive plan includes Performance Share Units, which vest based on a combination of relative compounded total shareholder return and “Modified Return on Capital Employed” after a three-year period and stock options/Stock Appreciation Rights (“SARs”), which vest over a three-year period and have no value if the underlying share price does not increase.

We also believe in the importance of executives owning Common Shares and require the President & CEO and all other executive officers to meet significant share ownership requirements to more fully align their interests with shareholders and focus on developing and implementing strategies that create and deliver long-term value for shareholders.

We have held an advisory vote on executive compensation (commonly referred to as a “say on pay vote”) annually since 2011 and received strong support, with an average approval of 93.8% from 2011 to 2021. However, in 2022 we received 68.2% shareholder support. We believe that our say on pay vote is an important opportunity to receive feedback on our compensation programs and we have actively engaged with shareholders and made certain changes to our compensation programs which are described in detail in our Letter to Shareholders in the Executive Compensation section of this Information Circular.

It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board also provides an opportunity for shareholders to provide direct feedback to management regarding our approach to executive compensation on its website and in accordance with our Shareholder Engagement Policy as described on page 41.

This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders through the website, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution that is based on the model say on pay resolution formulated by the Canadian Coalition for Good Governance:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2023 annual general meeting of shareholders.

Methanex 2023 Information Circular	13

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Elements of executive compensation

Executive compensation at the Company includes base salary, short-term incentives, long-term incentives and indirect compensation, including benefits, perquisites and pensions, as described in more detail in the table below.

CEO

84% Total Compensation “At Risk”

All Other NEOs (average)

71% Total Compensation “At Risk”

“At Risk”

“

BASE SALARY Fixed compensation intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties.

SHORT-TERM INCENTIVE AWARD

Variable compensation designed to recognize and reward the achievement of strategic performance goals with an annual cash reward. Amounts are based on an assessment of corporate financial performance – modified return on capital employed (“Modified ROCE”) – and individual performance over the year.

STOCK OPTIONS/ SARs/TSARs

Stock options/Share Appreciation Rights (“SARs”)/Tandem Share Appreciation Rights (“TSARs”) deliver value based on the Company’s share price performance over varying periods of time.

PSUs Performance Share Units (“PSUs”) deliver value based on a combination of relative compounded total shareholder return and three-year average Modified ROCE.

14	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Compensation best practices

What we do	What we don’t do

The compensation of our executive officers is mainly performance-based	Our executive compensation does not entice our executive officers to take high risks

We annually review the Company’s compensation policies and practices to confirm they align with the Company’s risk management principles, do not encourage inappropriate or excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company

We do not practice tax gross-ups

Our Hedging Policy prohibits insiders, which include all of the Company’s executive officers and directors, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or equity based incentive awards that they hold

Our short-term incentive and PSU awards are not guaranteed and have maximum limits

We have significant share ownership requirements for all executive officers

Our Recoupment Policy applies to all employees, officers and directors

Double-trigger in place for employment agreements in the event of a change of control

Actions taken in response to shareholder feedback

In response to recent shareholder feedback on our executive compensation and to more closely align with market practices, we made changes to some of the elements of our program:

•  We reviewed the calculation methodology for the relative total shareholder return (“TSR”) measure in our Performance Share Units (PSUs) and, starting with the 2023 grant, the spread between the Company’s TSR and the TSR of the S&P Composite Chemicals 1500 Index will be calculated on a point-to-point basis using the 30-trading day average to determine starting and ending share price instead of taking the twelve-quarter average.

•  We replaced the single trigger vesting of PSUs in the event of a change of control of the Company with double trigger vesting, where a change of control and the termination of employment would need to occur in order for PSUs to vest.

•  We brought forward the regular independent review of our compensation comparator group and made changes to the composition of the group, while also confirming that the criteria the Board uses for selecting comparator companies remain appropriate.

Methanex 2023 Information Circular	15

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

About the directors

Director biographies

The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors of the Board, along with other relevant information, including the number and market value of Common Shares, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) held by each of them and which standing committees (each a “Committee”) of the Board the nominees are members of, all as at the date of this Information Circular. The following table also sets out whether a nominee is independent or not independent. All amounts are in Canadian dollars.

DOUG ARNELL

•  Chief Executive Officer of Cedar LNG LLC (“Cedar LNG”) since June 2021. Cedar LNG is developing an LNG export terminal in Northeastern British Columbia.

•  President and Chief Executive Officer of Helm Energy Advisors Inc., a private company he founded in March 2015 that provides advisory services to the global energy sector.

•  Chief Executive Officer of Golar LNG Ltd., from February 2011 to March 2015.

•  Held various senior positions within BG Group plc from 2003 to 2010 and with other energy companies prior to that time.

•  Has over 20 years of senior management experience in the global energy sector.

•  Holds a Bachelor of Science from the University of Calgary.

 Independent

West Vancouver,

British Columbia, Canada

Age: 56

Director since: October 2016

Other Current Board

Memberships: None

Position / 2022 Committee
Memberships & Attendance:

Chair & Member of the Board(1)

6 of 6

Total 2022 Attendance at Board
and Committee Meetings:

6 of 6 (100%)

	Share and Share Equivalents Held as of March 9, 2023:
	Common Shares(2) (#)	5,555
	Total DSUs and RSUs(3),(4) (#)	46,949
	Total of Common Shares, DSUs and RSUs (#)	52,504
	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	3,231,621
	Minimum Shareholding Requirements ($)	1,350,000
	Meets Share Ownership Requirements?(6)	Yes

16	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

JIM BERTRAM

 Independent

Calgary, Alberta, Canada

Age: 66

Director since: October 2018

Committee memberships as at
the date of the Information Circular:

Audit, Finance & Risk Committee

Human Resources Committee (Chair)

Other Current Board

Memberships:

Emera Inc. (since 2018)

Keyera Corporation (since 2003)

Position / 2022 Committee Memberships & Attendance:

Member of the Board

6 of 6

Audit, Finance & Risk Committee

7 of 7

Human Resources Committee (Chair)

10 of 10

Total 2022 Attendance at Board and Committee Meetings:

23 of 23 (100%)

•  A corporate director.

•  Chief Executive Officer of Keyera Corporation (“Keyera”) from its inception in 1998 until his retirement at the end of 2014. Keyera is a publicly-traded, midstream oil and gas operator.

•  Chair of the Board of Keyera since 2016.

•  Has a wealth of senior management experience in the North American and global energy markets.

•  Holds a Bachelor of Commerce from the University of Calgary and has been granted the ICD.D designation by the Institute of Corporate Directors.

Share and Share Equivalents Held as of March 9, 2023:
Common Shares(2) (#)	20,525
Total DSUs and RSUs(3),(4) (#)	24,396
Total of Common Shares, DSUs and RSUs (#)	44,921
Total Market Value of Common Shares, DSUs and RSUs(5) ($)	2,764,888
Minimum Shareholding Requirements ($)	780,000
Meets Share Ownership Requirements?(6)	Yes

Methanex 2023 Information Circular	17

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

PAUL DOBSON

 Independent

Naples, Florida, USA

Age: 56

Director since: April 2019

Committee memberships as at the

date of the Information Circular:

Audit, Finance and Risk Committee Responsible Care Committee

Other Current Board
Memberships: None

Position / 2022 Committee Memberships & Attendance:

Member of the Board

(6 of 6)

Audit, Finance and Risk Committee

(7 of 7)

Responsible Care Committee

(3 of 3)

Total 2022 Attendance at Board and Committee Meetings:

16 of 16 (100%)

•  Senior Vice President and Chief Financial Officer of Ballard Power Systems, a global provider of innovative clean energy and fuel cell solutions, since March 2021.

•  Acting President and Chief Executive Officer of Hydro One Limited, a major transmission and distribution provider in Ontario, Canada, from July 2018 to May 2019 and prior to that was Chief Financial Officer from March 2018.

•  Chief Financial Officer for Direct Energy Ltd. (“Direct Energy”) in Houston, Texas from January 2016 to February 2018.

•  Chief Operating Officer of Direct Energy from May 2014 to December 2015.

•  Held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy, from 2003.

•  Has considerable financial and energy-specific experience.

•  Holds a Bachelor of Arts in Management Accounting (Honours) from the University of Waterloo as well as an MBA from the University of Western Ontario.

•  A Chartered Professional Accountant and a Certified Management Accountant.

Share and Share Equivalents Held as of March 9, 2023:
Common Shares(2) (#)	12,822
Total DSUs and RSUs(3),(4) (#)	7,810
Total of Common Shares, DSUs and RSUs (#)	20,632
Total Market Value of Common Shares, DSUs and RSUs(5) ($)	1,269,900
Minimum Shareholding Requirements ($)	780,000
Meets Share Ownership Requirements?(6)	Yes

18	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

MAUREEN HOWE Independent

•  A corporate director.

•  Managing Director at RBC Capital Markets, a global investment bank, in equity research from 1996 to 2008.

•  Specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing and alternative energy.

•  Has substantial finance and capital market experience, as well as relevant public company experience.

•  Holds a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia.

Vancouver, British Columbia,
Canada

Age: 65

Director since: June 2018

Committee memberships as
at the date of the Information
Circular:

Audit, Finance and Risk
Committee

Corporate Governance
Committee (Chair)

Other Current Board

Memberships:

Freehold Royalties Ltd.

(since 2022)

Pembina Pipeline Corporation
(since 2017)

Position / 2022 Committee

Memberships & Attendance:

Member of the Board

(6 of 6)

Audit, Finance and Risk
Committee

(7 of 7)

Corporate Governance

Committee (Chair)

(3 of 3)

Total 2022 Attendance at
Board and Committee
Meetings:

16 of 16 (100%)

	Share and Share Equivalents Held as of March 9, 2023:
	Common Shares(2) (#)	26,250
	Total DSUs and RSUs(3),(4) (#)	6,860
	Total of Common Shares, DSUs and RSUs (#)	33,110
	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	2,037,921
	Minimum Shareholding Requirements ($)	780,000
	Meets Share Ownership Requirements?(6)	Yes

Methanex 2023 Information Circular	19

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

ROBERT KOSTELNIK

 Independent

Fulshear, Texas, USA

Age: 71

Director since: September 2008

Committee memberships as at the date of the Information Circular:

Human Resources Committee

Responsible Care Committee (Chair)

Other Current Board

Memberships:

•  Principal in GlenRock Recovery Partners, LLC since February 2012. GlenRock Recovery Partners facilitates the sale of non-fungible hydrocarbons in the United States.

•  Prior to this, President & Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011.

•  Held the position of Vice President of Refining for CITGO Petroleum Corporation (“CITGO”) from July 2006 until his retirement in 2007.

•  Held a number of senior positions during his 16 years with CITGO.

•  Has over 30 years’ experience in the petrochemical industry, with senior management experience in health, safety, security and environment.

•  Holds a Bachelor of Science (Mechanical Engineering) from the Missouri University of Science and Technology (previously the University of Missouri) and is a Registered Professional Engineer.

Share and Share Equivalents Held as of March 9, 2023:
Common Shares(2) (#)	27,000
Total DSUs and RSUs(3),(4) (#)	7,810
Total of Common Shares, DSUs and RSUs (#)	34,810
Total Market Value of Common Shares, DSUs and RSUs(5) ($)	2,142,556
Minimum Shareholding Requirements ($)	780,000
Meets Share Ownership Requirements?(6)	Yes

HF Sinclair Corporation (previously HollyFrontier Corporation)

(since 2011)

Position / 2022 Committee

Memberships & Attendance:

Member of the Board

(6 of 6)

Human Resources Committee

(10 of 10)

Responsible Care Committee (Chair) (3 of 3)

Total 2022 Attendance at Board and Committee Meetings:

19 of 19 (100%)

20	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

LESLIE O’DONOGHUE

 Independent

Calgary, Alberta, Canada

Age: 60

Director since: April 2020

Committee memberships as at the
date of the Information Circular

Audit, Finance & Risk Committee

Responsible Care Committee

Other Current Board

Memberships:

Dye & Durham (since 2022)

Pembina Pipeline Corporation (since 2008)

Position / 2022 Committee

•  A corporate director.

•  Executive Vice President and Advisor to the Chief Executive Officer of Nutrien Ltd. (“Nutrien”) from June 2019 until her retirement in December 2019. Nutrien is a Canadian fertilizer company, and is the world’s largest provider of crop inputs, services and solutions.

•  Executive Vice President, Chief Strategy and Business Development Officer of Nutrien from January 2018 to June 2019.

•  Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc. (Nutrien’s predecessor company) from 2012 to 2017.

•  Has extensive senior management experience with public companies and an in-depth knowledge of global commodity markets.

•  Holds a Bachelor of Arts (Economics) degree from the University of Calgary and a LL.B., from Queen’s University.

Share and Share Equivalents Held as of March 9, 2023:
Common Shares(2) (#)	11,000
Total DSUs and RSUs(3),(4) (#)	7,812
Total of Common Shares, DSUs and RSUs (#)	18,812
Total Market Value of Common Shares, DSUs and RSUs(5) ($)	1,157,879
Minimum Shareholding Requirements ($)	780,000
Meets Share Ownership Requirements?(6)	Yes

Memberships & Attendance:

Member of the Board

(6 of 6)

Audit, Finance and Risk Committee

(7 of 7)

Responsible Care Committee

(3 of 3)

Total 2022 Attendance at Board

and Committee Meetings:

16 of 16 (100%)

Methanex 2023 Information Circular	21

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

KEVIN RODGERS Independent London, United Kingdom Age: 60

•  A corporate director.

•  Managing Director and Global Head of Foreign Exchange at Deutsche Bank in London (UK) from 2012 to June 2014. Deutsche Bank is a global multinational investment bank and financial services company.

•  Held many other senior leadership roles within foreign exchange and commodities including Global Head of Foreign Exchange Trading and Global Head of Energy Trading after joining Deutsche Bank in 1999.

•  Partner and Senior Advisor at Cumulus Asset Management from January 2018 until May 2019 following his retirement from Deutsche Bank.

•  Has almost 30 years of financial and capital market experience.

•  Holds a Master’s degree in Chemical Engineering from Imperial College in London (UK), an MBA from the London Business School and a Master’s Degree in Economic History from the London School of Economics (all with distinction).

Director since: July 2019

Committee memberships as at the
date of the Information Circular:

Corporate Governance Committee

Human Resources Committee

Other Current Board

Memberships:

Arion Investment Management Limited (private) (since 2018)

Position / 2022 Committee

	Share and Share Equivalents Held as of March 9, 2023:
	Common Shares(2) (#)	6,000
	Total DSUs and RSUs(3),(4) (#)	11,415
	Total of Common Shares, DSUs and RSUs (#)	17,415
	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	1,071,893
	Minimum Shareholding Requirements ($)	780,000
	Meets Share Ownership Requirements?(6)	Yes

Memberships & Attendance:

Member of the Board

(6 of 6)

Corporate Governance Committee

(3 of 3)

Human Resources Committee

(10 of 10)

Total 2022 Attendance at Board

and Committee Meetings:

19 of 19 (100%)

22	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

RICH SUMNER Non Independent North Vancouver, British Columbia, Canada Age: 48 Director since: January 2023

•  Appointed President & CEO of the Company effective January 1, 2023.

•  Held a variety of progressively senior roles in North America and Asia in Finance, Supply Chain and Marketing and Logistics over a 19 year career with the Company.

•  From October 2021 until his appointment as President & CEO, served as the Company’s Senior Vice President, Global Marketing & Logistics, overseeing the Marketing & Logistics function including Global Market Development and the jointly owned shipping subsidiary, Waterfront Shipping. Also had executive oversight for the Company’s North American manufacturing operations.

•  Regional President, Marketing & Logistics, Asia Pacific of the Company based in Hong Kong, from February 2019 to October 2021.

•  Vice President, Marketing & Logistics, North America of the Company based in Dallas, Texas from March 2015 to February 2019.

•  Has a strong financial background and also held several senior finance leadership positions at the Company.

•  Holds a Bachelor of Business Administration from Simon Fraser University and CPA, CA from the Chartered Professional Accountants of British Columbia.

Other Current Board Memberships: None Position / 2022 Committee Memberships & Attendance(7): N/A(8) Total 2022 Attendance at Board and Committee Meetings: N/A(8)	Share and Share Equivalents Held as of March 9, 2023:
	Common Shares(2) (#)	16,834
	Total DSUs and RSUs(3),(4) (#)	—
	Total of Common Shares, DSUs and RSUs (#)	16,834
	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	1,036,133
	Minimum Shareholding Requirements ($)	5,150,000
	Meets Share Ownership Requirements?(6)	No(9)

Methanex 2023 Information Circular	23

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

MARGARET WALKER

 Independent

Austin, Texas, USA

Age: 70

Director since: April 2015

Committee memberships as at the
date of the Information Circular:

Human Resources Committee

Responsible Care Committee

Other Current Board

Memberships:

ioneer Ltd. (since 2021)

Independent Project Analysis, Inc.
(private) (since 2011)

Position / 2022 Committee

Memberships & Attendance:

Member of the Board

(6 of 6)

Human Resources Committee

(10 of 10)

Responsible Care Committee

(3 of 3)

Total 2022 Attendance at Board and Committee Meetings:

19 of 19 (100%)

•  Owner of MLRW Group, LLC since January 2011. MLRW Group is a consulting firm focusing on working with companies to improve capital investment outcomes and to improve overall safety performance.

•  Vice President of Engineering & Technology for The Dow Chemical Company (“Dow Chemical”) from 2004 until her retirement in December 2010.

•  Prior to this, held other senior positions with Dow Chemical including Senior Leader in Manufacturing & Engineering and Business Director of Contract Manufacturing.

•  Dow Chemical provides chemical, plastic and agricultural products and services.

•  Has over 30 years of experience in the petrochemical industry, including several senior management roles in operations and health and safety.

•  Holds a Bachelor of Chemical Engineering from Texas Tech University, located in Lubbock, Texas.

•  Became a Board Leadership Fellow of the National Association of Corporate Directors (“NACD”) in 2018 and in 2021 became NACD Directorship Certified.

Share and Share Equivalents Held as of March 9, 2023:
Common Shares(2) (#)	9,500
Total DSUs and RSUs(3),(4) (#)	7,810
Total of Common Shares, DSUs and RSUs (#)	17,310
Total Market Value of Common Shares, DSUs and RSUs(5) ($)	1,065,431
Minimum Shareholding Requirements ($)	780,000
Meets Share Ownership Requirements?(6)	Yes

24	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

BENITA WARMBOLD

  Independent

Toronto, Ontario, Canada

Age: 64

Director since: February 2016

Committee memberships as at the date of the Information Circular:

Audit, Finance & Risk Committee
(Chair)

Corporate Governance Committee

Other Current Board Memberships:

Bank of Nova Scotia (since 2018)

SNC-Lavalin Group Inc. (since 2017)

Canadian Public Accountability Board
(professional association)

(since 2011)

Position / 2022 Committee Memberships & Attendance:

Member of the Board

(6 of 6)

Audit, Finance and Risk Committee
(Chair)

(7 of 7)

Corporate Governance Committee

(3 of 3)

Total 2022 Attendance at Board and Committee Meetings:

16 of 16 (100%)

•  A corporate director.

•  Senior Managing Director & Chief Financial Officer of the Canada Pension Plan Investment Board (“CPPIB”) from 2013 until her retirement in 2017. CPPIB is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan.

•  Senior Vice President & Chief Operations Officer of CPPIB from 2008 to 2013.

•  Managing Director & Chief Financial Officer for Northwater Capital Management Inc from 1997 to 2008.

•  Has over 30 years of experience in the finance industry as well as significant experience as a public company director.

•  Holds a Bachelor of Commerce (Honours) degree from Queen’s University, is a Chartered Professional Accountant and is a Fellow of the Institute of Chartered Professional Accountants of Ontario. She is also a Fellow of the Institute of Corporate Directors and has been granted their ICD.D designation.

Share and Share Equivalents Held as of March 9, 2023:
Common Shares(2) (#)	6,000
Total DSUs and RSUs(3),(4) (#)	19,530
Total of Common Shares, DSUs and RSUs (#)	25,530
Total Market Value of Common Shares, DSUs and RSUs(5) ($)	1,571,372
Minimum Shareholding Requirements ($)	780,000
Meets Share Ownership Requirements?(6)	Yes

Methanex 2023 Information Circular	25

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

XIAOPING YANG Independent Henderson, Nevada, USA

•  A corporate director.

•  Chair and President of BP China, a subsidiary of BP p.l.c. (“BP”) from 2016 until her retirement in 2020. BP is a multinational energy company.

•  Held a variety of international executive roles at BP in both Asia and the USA within the downstream and new energy businesses including having accountability for its chemicals manufacturing operations and joint venture entities in Asia between 1990 and 2020.

•  Has over 30 years of international energy and petrochemical business experience and brings a deep knowledge of doing business in China, manufacturing operations, commodity markets and health and safety.

•  Holds a Bachelor of Science from Jiangnan University, China, a PhD in chemical engineering from Purdue University, USA and an MBA from the University of Chicago, USA.

Age: 64

Director since: January 2022

Committee memberships as at the date of the Information Circular:

Corporate Governance Committee Responsible Care Committee

Other Current Board

Memberships:

LONGi Green Energy Technology

	Share and Share Equivalents Held as of March 9, 2023:
	Common Shares(2) (#)	700
	Total DSUs and RSUs(3),(4) (#)	4,738
	Total of Common Shares, DSUs and RSUs (#)	5,438
	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	334,709
	Minimum Shareholding Requirements ($)	780,000
	Meets Share Ownership Requirements?(6)	No(9)

Co. Ltd. (since 2022)

IGO Limited (since 2020)

Position / 2022 Committee Memberships & Attendance:

Member of the Board

(6 of 6)

Corporate Governance Committee

(3 of 3)

Responsible Care Committee

(3 of 3)

Total 2022 Attendance at Board and Committee Meetings:

12 of 12 (100%)

Footnotes

(1)

Mr. Arnell is not a member of any Committee, but in his capacity as Chair of the Board, is considered an ex-officio. He attended all Committee meetings in 2021 on a non-voting basis. Mr. Arnell is an independent director.

(2)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(3)	For information on Deferred Share Units, see “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)”.

(4)	For information on Restricted Share Units, see “Share-Based Awards - Restricted Share Unit Plan for Directors”.

(5)	This value is calculated using $61.55, being the weighted average closing price of the Common Shares on the Toronto Stock Exchange for the 90-day period ending March 8, 2023.

(6)	See page 57 for more information on director share ownership requirements. See page 72 for more information on Mr. Sumner’s share ownership requirements as President & CEO of the Company.

(7)	Mr. Sumner is not a member of any Committee, but attends all Committee meetings on a non-voting basis by invitation in his capacity as President & CEO of the Company.

(8)	Mr. Sumner was appointed a director effective as of January 1, 2023 and therefore did not attend any Board or Committee meetings as a director in 2022.

(9)	Directors and executive officers have five years from the date of their appointment to meet their share ownership requirements.

26	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Skills matrix

The Corporate Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to the Board. The Corporate Governance Committee uses a skills matrix to assist in this process. On an annual basis, the Corporate Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Corporate Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Corporate Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. The skills matrix is reviewed annually by the Corporate Governance Committee to ensure alignment with the Company’s corporate strategy. Following is the current board skills matrix outlining the skills and experience of each non-management director nominee.

Board Skills

Leadership Experience as a previous or current CEO of a mid to large cap ($500 M+) public company or equivalent size private company or group division.	•	•	•			•			•	•

Industry Knowledge and Experience Experience in either the global commodity or chemicals industry.	•		•	•	•	•		•		•

Operations Experience with oversight of large-scale process plant operations.					•			•		•

Finance CFO, senior retired Audit Partner, experience in capital markets, or “financial expert” under SEC Rules.			•	•			•		•

Health, Safety Environment & Sustainability

Managed organization or business unit with significant health, safety or environmental issues or knowledge and experience with ESG/sustainability initiatives.

		•	•		•	•		•	•	•

International Perspective

High level of cultural fluency developed through managing or working in a major organization that has business in multiple international jurisdictions or as part of a global business leadership team.

	•	•	•			•	•	•	•	•

Energy Significant experience with an international energy or oil and gas company ideally with experience in upstream gas development, power generation or new energy markets.	•	•	•	•	•					•

Understanding of Natural Gas Feedstock Issues Strong understanding of business drivers in context of natural gas feedstock supply arrangements in multiple jurisdictions, including North America.	•	•	•	•	•	•

Large Capital Projects Execution Experience overseeing the delivery of large capital projects on time and on budget.	•	•	•			•		•		•

Business Growth: Strategies and Risks Understanding of implications of executing a plan for business growth including strategy, risks and people implications.	•	•	•	•		•		•	•	•

Government and Public Affairs Broad experience with regulatory, political or public policy matters or engagement with governments internationally or domestically.	•					•				•

Board Experience Board experience as a director of a large public company.	•	•		•	•	•			•	•

China Experience successfully growing a foreign company’s presence in China and/ or with the Chinese government and State-Owned Enterprises.										•

Methanex 2023 Information Circular	27

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Diversity

The Company has a Board Diversity Policy applicable to the directors of the Company. The full text of the Board Diversity Policy can be found on the Company’s website, and is summarized as follows:

The Company strives to create an inclusive culture in which diversity is valued and where differences are embraced; where everyone feels empowered and has the opportunity to contribute, develop, and advance. The Company is committed to demonstrating inclusive behaviours in all aspects of its business so that everyone is able to bring their authentic selves into the workplace.

The Company recognizes the importance of diversity, including gender diversity, at all levels of the Company, including the Board. Board diversity promotes the inclusion of different perspectives and ideas and ensures that the Company has the opportunity to benefit from all available talent. This enhances and improves decision making, which helps maintain a competitive advantage and makes for better corporate governance.

The Board believes that having diversity in the background and perspectives of its directors is essential for creating an appropriate balance of skills, experience, independence and knowledge required on the Board and enhancing board effectiveness. For the purposes of this Policy “diversity” encompasses characteristics or qualities that can be used to differentiate groups and people from one another and includes gender and gender identity, sexual orientation, visible minorities, Aboriginal peoples, persons with disabilities, age, education, business experience, professional expertise, personal character and interests, stakeholder perspectives, geographic background and other diverse attributes.

The Corporate Governance Committee considers these diversity attributes and the Board’s diversity target, described below, when identifying and nominating candidates for Board appointments and are factored into the recruitment and decision-making process when new Board appointments are made. The Board Diversity Policy stipulates that when engaging external search consultants to identify future candidates for Board or executive roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list to provide a diverse and balanced slate. Ultimately, appointments are based on merit, measured against objective criteria.

In 2021, the Company added a target in the Board Diversity Policy that each gender comprises at least 30% of the directors on the Board and in 2022, the Board further revised the Policy to include a target that at least 40% of independent directors be individuals that are women, Aboriginal peoples, persons with disabilities, members of visible minorities1 and/or LGBTQ+, while maintaining a composition in which each gender comprises at least 30% of the independent directors. The Board currently meets each of its diversity targets.

In addition to promoting Board diversity, the Board monitors the initiatives undertaken by the Company to promote diversity within the organization. The Company is committed to fair and unbiased people practices that are transparent and consistently applied to mitigate barriers and enhance the diversity of our teams. Although no targets have been adopted, through our annual talent review and succession planning process, we review the diversity of both our executive team and the management teams of each business group. Following the establishment of a new management position, Director, Diversity & Inclusion (“D&I”), in 2021, management established a Global D&I Council made up of a diverse group of senior leaders from around the world to lead the development and implementation of a D&I strategy. The Company partnered with Ernst & Young to assess its current D&I culture and provide support with the development of a strategy and three-year roadmap to foster a more diverse and inclusive organization. More information on the D&I strategy and our Year 1 actions can be found in the 2022 Sustainability Report.

(1)	Women, Aboriginal peoples, persons with disabilities and members of visible minorities have the meaning set out in the Equal Employment Act (Canada).

28	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

As at the date of the Information Circular, the number and proportion (in percentage) of directors and senior management of the Company who identify as women, persons with disabilities, Aboriginal peoples or members of visible minorities is:

	Women[2]		Persons with disabilities[2]		Aboriginal peoples		Members of visible minorities		Total Number	Number of individuals that are members of more than one designated group
	Number	%	Number	%	Number	%	Number	%

Independent directors	5	50	0	0	0	0	2	20	10	1

Senior Management[3]	1	13	0	0	0	0	0	0	8	0

For the purposes of the Nasdaq’s Board Diversity Rule4, the Board’s Diversity Matrix as of March 9, 2023 is:

Board Diversity Matrix

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited Under Home Country Law	No

Total Number of Directors	11

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender

Directors	5	5	0	1

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	2

LGBTQ+	0

Did Not Disclose Demographic Background	1

For the purpose of the Board Diversity matrix above, “Underrepresented Individual in Home Country” includes persons with disabilities, Aboriginal peoples, and members of visible minorities. This is consistent with the Company’s reporting requirements in Canada.

(2)	One director preferred not to disclose their gender and one director preferred not to disclose if they were a person with disabilities.

(3)

Senior management refers to the Company’s Executive Leadership Team (comprised of the Chief Executive Officer, Chief Financial Officer and Senior Vice Presidents) but does not include the Chair of the Board who is grouped with independent directors.

(4)	Nasdaq Rule 5605(f).

Methanex 2023 Information Circular	29

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Voting Results

Following are the voting results from the annual general meeting of shareholders held in 2022.

Director	For	%	Withheld	%

Doug Arnell	59,993,354	99.92	48,260	0.08

Jim Bertram	59,526,548	99.14	515,066	0.86

Paul Dobson	59,829,982	99.65	211,632	0.35

John Floren(1)	59,973,725	99.89	67,889	0.11

Maureen Howe	59,651,549	99.35	390,065	0.65

Robert Kostelnik	59,136,078	96.83	1,905,536	3.17

Leslie O’Donoghue	59,875,543	99.72	166,071	0.28

Kevin Rodgers	59,769,774	99.55	271,840	0.45

Margaret Walker	59,985,552	99.91	56,062	0.09

Benita Warmbold	59,583,082	99.24	458,532	0.76

Xiaoping Yang	59,986,671	99.91	54,943	0.09

(1)	Mr. Floren retired as a Director and as President & Chief Executive Officer of the Company effective January 1, 2023 and is not standing for re-election at the Meeting.

30	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Corporate governance

Statement of corporate governance practices

Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.

The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Select Market. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows.

A commitment to good corporate governance

✓  Independent Board Chair

✓  10 of 11 independent directors

✓  All Committee Chairs and members are independent

✓  Annual establishment of Board objectives

✓  100% overall attendance in Board and committee meetings

✓  Board Diversity Policy: 60% of independent directors are members of under represented groups

✓  Annual Board, Committee and director evaluations

✓  Formal director orientation program

✓  Require director equity ownership of 3x total annual retainer

✓  Shareholder Engagement Policy

✓  Annual publication of Sustainability Report

✓  Using SASB and TCFD frameworks to guide our Sustainability reporting

✓  The Company’s material ESG issues have been integrated into our annual strategy process

Methanex 2023 Information Circular	31

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Board of directors

The Board has adopted a Board Mandate and Corporate Governance Principles (the “Board Mandate”) which is intended to:

a.	provide principles of authority and accountability to enable the Board to oversee the management of, and provide stewardship over, the Company’s affairs;

b.	provide guidance to both the Board and management in clarifying their respective responsibilities so that they may make timely and effective decisions that promote shareholder value;

c.	establish a framework to assist the Board in achieving good corporate governance in all aspects of the Company’s business; and

d.	ensure compliance with governance requirements of applicable regulators and stock exchanges.

A copy of the Board Mandate can be found in Schedule A attached to this Information Circular and on our website.

2023 Board objectives

Each year the Board establishes a set of “Board Objectives” which are the dominant themes that the Board wishes to focus particular attention on during the year. The Board established several key objectives for 2023 including:

Demonstrate Responsible Care leadership in all aspects of the Board’s governance with a focus on ensuring the health and safety of employees and contractors	Support the incoming CEO through the transition period and ensure a productive working relationship between Board and Executive Leadership Team	Pursue continuous improvement on Board level ESG governance through monitoring of market best practices, stakeholder input and aligning with approved corporate strategy

The status of each objective is regularly reviewed at Board meetings.

Board chair and committee chairs

The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chair of the Board, each Committee Chair and for Individual Directors. These Terms of Reference are attached as exhibits to the Board Mandate and Corporate Governance Principles in Schedule A attached to this Information Circular and on our website.

President & Chief Executive Officer

The President & CEO has a written position description that sets out the position’s key responsibilities. In addition, the President & CEO has specific annual corporate and individual performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” on page 76 for more complete information on these objectives.

32	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Committees of the board of directors

The Board has established four standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. In addition, from time to time, the Board may establish an ad hoc committee for discussing matters of a special nature.

All current Committee members have been determined to be independent in accordance with NASDAQ rules and Canadian securities regulations and no Committee member was during 2022, or is currently, an officer or employee of the Company or any of its subsidiaries. The following table lists each of our standing Committees, its current members and a summary of its key responsibilities. The mandates for each Committee can be found on the Company’s website.

Audit, Finance and Risk Committee(1) Meetings in 2022 (#): 7 Overall Attendance(2) (%): 100 Committee Chair: Benita Warmbold Current Members: Jim Bertram, Paul Dobson, Maureen Howe, Leslie O’Donoghue	Corporate Governance Committee Meetings in 2022 (#): 3 Overall Attendance(2) (%): 100 Committee Chair: Maureen Howe Current Members: Kevin Rodgers, Benita Warmbold, Xiaoping Yang

  SUMMARY OF KEY RESPONSIBILITIES:

•  assisting the Board in fulfilling its oversight responsibility relating to:

•  the integrity of the Company’s financial statements

•  the financial reporting process

•  the systems of accounting and financial controls

•  the professional qualifications and independence of the Company’s external auditors

•  the performance of the Company’s external and internal auditors

•  risk management processes

•  financing plans

•  compliance by the Company with ethics policies and legal and regulatory requirements

SUMMARY OF KEY RESPONSIBILITIES:

•  establishing the appropriate composition and governance of the Board, including compensation of all non-management directors

•  recommending nominees for election or appointment as directors

•  annually assessing and enhancing the performance of the Board, Board Committees and Board members

•  shaping the corporate governance of the Company and developing and recommending changes to the Company’s ethics policies

•  providing oversight of the director education program

•  monitoring the outside boards that directors serve on to determine if there are circumstances that would impact a director’s judgment or commitment as a Board member

(1)

The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other information regarding the Audit, Finance and Risk Committee, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2022.

(2)	Overall attendance is a measure of the attendance of all individuals who were Committee members during 2022.

Methanex 2023 Information Circular	33

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Human Resources Committee Meetings in 2022 (#): 10 Overall Attendance(3) (%): 100 Committee Chair: Jim Bertram Current Members: Robert Kostelnik, Kevin Rodgers, Margaret Walker	Responsible Care Committee Meetings in 2022 (#): 3 Overall Attendance(3) (%): 100 Committee Chair: Robert Kostelnik Current Members: Paul Dobson, Leslie O’Donoghue, Margaret Walker, Xiaoping Yang

SUMMARY OF KEY RESPONSIBILITIES:

•  recommending CEO goals and objectives, performance evaluation and compensation

•  approving the non-CEO executive compensation

•  reviewing the Company’s global compensation policies and practices from a risk perspective and approving certain compensation parameters under such policies and practices

•  recommending long-term compensation plans and the grant of awards thereunder subject to any authority otherwise delegated by the Board with respect to such grants

•  reviewing share ownership requirements for executive officers and compliance thereof

•  reviewing the Company’s people practices, including the Company’s Diversity and Inclusion strategy and management succession planning progress

•  oversight of pension plans

SUMMARY OF KEY RESPONSIBILITIES:

•  overseeing the Company’s significant policies and management systems relating to the Responsible Care Ethics & Principles for Sustainability

•  monitoring and reviewing matters relating to health, safety (personal and process), environment (including climate-related), physical security and product stewardship

•  annually reviewing the Company’s Crisis Management Plan

•  overseeing the Company’s social responsibility program and strategy.

•  monitoring Responsible Care trends and legislative initiatives developing in the jurisdictions in which the Company has operations

(3)	Overall attendance is a measure of the attendance of all individuals who were Committee members during 2022.

34	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Meeting attendance

The combined Board and Committee meeting attendance rate for all directors in 2022 was 100%. Below is a summary of attendance for directors during the 2022 calendar year.

Director	Board Meetings Attended (#)	Board Meetings Attended (%)	Committee Meetings Attended		Committee Meetings Attended (%)	Total Board and Committee Meetings Attended
			(#)	Committee		(#)	(%)

Doug Arnell(1)	6 of 6	100	—		—	6 of 6	100

Jim Bertram	6 of 6	100	7 of 7 10 of 10	Audit, Finance and Risk Human Resources (chair)	100 100	23 of 23	100

Paul Dobson	6 of 6	100	7 of 7 3 of 3	Audit, Finance and Risk Responsible Care	100 100	16 of 16	100

John Floren(2)	6 of 6	100	—	—	—	6 of 6	100

Maureen Howe	6 of 6	100	7 of 7 3 of 3	Audit, Finance and Risk Corporate Governance (chair)	100 100	16 of 16	100

Robert Kostelnik	6 of 6	100	10 of 10 3 of 3	Human Resources Responsible Care (chair)	100 100	19 of 19	100

Leslie O’Donoghue	6 of 6	100	7 of 7 3 of 3	Audit, Finance & Risk Responsible Care	100 100	16 of 16	100

Kevin Rodgers	6 of 6	100	3 of 3 10 of10	Corporate Governance Human Resources	100 100	19 of 19	100

Margaret Walker	6 of 6	100	10 of 10 3 of 3	Human Resources Responsible Care	100 100	19 of 19	100

Benita Warmbold	6 of 6	100	7 of 7 3 of 3	Audit, Finance and Risk (chair) Corporate Governance	100 100	16 of 16	100

Xiaoping Yang	6 of 6	100	3 of 3 3 of 3	Corporate Governance Responsible Care	100 100	12 of 12	100

Total		100			100		100

(1)	Mr. Arnell is not a member of any Committee, but in his capacity as Chair of the Board, is considered an ex-officio. He attends all Committee meetings on a non-voting basis.

(2)

Mr. Floren was not a member of any Committee, but attended all Committee meetings on a non-voting basis by invitation in his capacity as President and CEO of the Company. Mr. Floren retired as a Director and as President and CEO of the Company effective January 1, 2023 and is not standing for re-election at the Meeting.

Methanex 2023 Information Circular	35

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Director independence

INDEPENDENCE STATUS OF NOMINEE DIRECTORS

Name	Independent	Not Independent	Reason for Non-Independent Status
Doug Arnell	•
Jim Bertram	•
Paul Dobson	•
Maureen Howe	•
Robert Kostelnik	•
Leslie O’Donoghue	•
Kevin Rodgers	•
Rich Sumner		•	President & CEO
Margaret Walker	•
Benita Warmbold	•
Xiaoping Yang	•

Ten of the 11 nominees (91%) who are standing for election to the Board have been determined by the Board to be independent in accordance with NASDAQ rules and Canadian securities regulations.

In accordance with our Board Mandate, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee state that these Committees must be composed wholly of independent directors.

In addition, our Board Mandate provides that, if the Chair of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director. Mr. Arnell, the current Chair of the Board, is an Independent Director.

In 2022, all Committees were made up exclusively of independent directors. Mr. Floren, in his capacity as President & CEO of the Company, and Mr. Arnell, in his capacity as Chair of the Board, attended all Committee meetings. Mr. Floren retired as a Director and as President & CEO of the Company effective January 1, 2023 and is not standing for re-election at the Meeting.

Other directorships and interlocking relationships

Many of our current directors are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “About the Directors”.

The Corporate Governance Committee monitors the outside boards on which our directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to confirm each director has enough time to fulfil their commitments to the Company. An interlock occurs when two or more Board members are also fellow board members of another public company.

Ms. Howe and Ms. O’Donoghue serve as directors on the board of Pembina Pipeline Corporation. The Corporate Governance Committee has determined that this relationship does not impair the exercise of independent judgment or commitment by these directors nor does it create a conflict of interest.

36	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

In camera sessions

Following all meetings of the Board, an “in camera” session is held at which non-management directors are in attendance as provided in our Board Mandate. In addition, an in camera session is held following each regularly scheduled Committee meeting.

Board responsibilities

The Board Mandate contains a description of the Board’s responsibilities. The Board will discharge its responsibilities directly and through its committees or individual members. Any responsibility not delegated to a Committee of the Board or an individual member of the Board remains with the Board. The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes, but is not limited to, oversight of strategy, risk management and environmental, social and governance matters.

Board strategy oversight

The Board oversees the Company’s strategy through its participation in the annual strategy process, which includes regular updates and discussion on the Company’s strategic initiatives, participation in the annual strategy session and review and approval of the annual Strategy Report. Through this process the Board provides management with guidance and feedback on the development, review and update of the Company’s strategic plan and initiatives in light of the Company’s stated long term strategy of Leadership, Operational Excellence and Low Cost.

Each July, the Board and management hold a full day strategy session to review the business environment and trends affecting the Company and identify foreseeable opportunities and risks. As part of the 2022 strategy session, the Board and management reviewed the energy outlook, methanol market fundamentals and the long-term methanol price, the Company’s marketing strategy, transition to a low-carbon economy, and the Company’s diversity and inclusion strategy. During this session, the Board provides management with feedback and direction to consider. This is then incorporated into the Strategy Report that is submitted to the Board for final review and approval at the September Board meeting.

Once approved, the Strategy Report forms the basis of the Company’s strategic initiatives for the following year. The CEO’s annual goals are also aligned to the strategic initiatives. To track the progress of each strategic initiative, the Board is provided with updates at Board meetings throughout the year.

Methanex 2023 Information Circular	37

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Risk management oversight

One of the Board’s primary roles is to oversee the Company’s risk management processes. At least annually, the Board reviews management’s assessment of the Company’s principal strategic risks based on its formal risk review process. In addition to Committee review, the full Board annually reviews the Company’s assessment of its principal strategic risks based on management’s formal risk review process. A list of risks faced by the Company, including our approach to risk management are provided in our 2022 Management’s Discussion and Analysis.

AUDIT, FINANCE AND RISK COMMITTEE

•  Receives regular reports on the systems, policies, controls and procedures that management has implemented.

•  Reviews the Company’s risk management framework including the Company’s processes for identifying, monitoring, evaluating and addressing important enterprise-wide strategic and business risks.

•  Receives quarterly reports from management on the status of certain strategic risks, anticipated impacts in future quarters and significant changes in the assessment of those strategic risks.

•  Reviews management’s oversight of financial and taxation risks, shipping risk and IT-related risks (including cybersecurity, and data privacy) and steps management has taken to monitor, evaluate and manage such risks.

HUMAN RESOURCES COMMITTEE

•  Reviews the Company’s global compensation policies and practices to confirm their alignment with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking and that they are not reasonably likely to have a material adverse effect on the Company.

RESPONSIBLE CARE COMMITTEE

•  Monitor and review significant policies and management systems relating to Responsible Care.

•  Monitor and review effectiveness of the management systems in place in relation to healthy, safety (personal and process), environmental (including climate-related), physical security, crisis management and communication, product stewardship and social responsibility.

The Company identifies strategic and business risks (including climate risks) through its enterprise risk management (ERM) process, led by our Chief Financial Officer (“CFO”) and the Manager, Risk. In conjunction with our Executive Leadership Team (“ELT”), the CFO and the Manager, Risk annually review and update our register of strategic and enterprise-wide risks, including the significance of these risks and our risk mitigation strategies.

38	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Oversight of cybersecurity

We have a robust cybersecurity program that aligns to the National Institute of Standards and Technologies Cybersecurity Framework (NIST CSF), a leading global framework for managing cybersecurity. We engage third parties to perform a NIST CSF maturity assessment to identify potential areas for improvement. Our program revolves around three key pillars:

•  Governance / Oversight: Includes guidance to measure success, adhere to cyber practices and requirements, continuous training of workforce regarding cyber risks and appropriate behaviours as well as advanced training for high risk roles.

•  Manufacturing / Plant Systems: Priority focus on plant systems and aligning practices to minimize cybersecurity risk.

•  Technical Improvements / Operations : Includes continuous monitoring to identify vulnerabilities and potential anomalous activities, maintenance of our cyber technological platforms, incident response to cyber events within the Company, cyber risk management of third parties and assurance that the architectures, processes, and controls are in place to manage risk.

Management reports to the Board at every regularly scheduled meeting (six times per year) on cyber security matters. In addition, the Audit, Finance and Risk Committee annually receives a deep-dive presentation on IT-related risks that includes cybersecurity. We do not have a cybersecurity risk insurance policy, however, we do insure certain key cybersecurity related risks (e.g. physical damage and related business interruption losses caused by cyber-attack) via other insurance policies. We also have a third-party incident response service provider on retainer to assist in the event of a cyber incident. We have not experienced a material information security breach in the last three years.

Key cybersecurity policies and practices

•  Training and awareness: annual cybersecurity training and awareness to all users

•  Network segmentation: our network is segmented using the Purdue Model to separate the corporate and distributed control system (DCS) networks

•  Identity and access management: we utilize multi-factor authentication and best practices for password management and system access

•  Incident response: we conduct regular incident response training including tabletop exercises

•  Data privacy: emphasis on protection of employee and customer identifiable information

Methanex 2023 Information Circular	39

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Environmental, social and governance oversight

The Board provides the highest level of oversight for the Company’s approach to environmental, social and governance (“ESG”) issues. This includes overseeing the Company’s ESG reporting, risk management for safety, health and the environment (including climate change), monitoring the Company’s diversity and inclusion initiatives, and the management of material sustainability topics.

The Board recognizes the increasing importance of ESG issues and their ability to impact the Company’s strategy. The Board provides primary oversight of material ESG topics that have been identified as strategic for the Company: transition to a low-carbon economy, greenhouse gas emissions and energy use, ESG aspects of natural gas and the societal benefits of methanol. Committees provide oversight for the Company’s other ESG material topics, as reflected in their mandates.

Board oversight of climate-related risks and opportunities

The Company believes that effectively identifying and managing climate-related risks and opportunities contributes to value creation today and in the future. In 2022, the Company reviewed its Board and committee mandates to clarify and delegate, where appropriate, responsibilities for climate-related risks and opportunities. The responsibilities are as follows:

Board of Directors

In addition to providing oversight for the Company’s overall risk management processes, three of the ESG material topics that the Board oversees are climate and transition-related issues: (1) transition to a low-carbon economy, (2) GHG emissions and energy use, and (3) ESG aspects of natural gas procurement (eg environmental impacts of natural gas production).

Audit, Finance & Risk Committee	The Responsible Care Committee	Human Resources Committee

Has general oversight of the Company’s risk management framework, including processes and controls to identify, monitor, evaluate and manage enterprise-wide risks, such as climate-related risks.

Oversees all environmental and safety-related practices encompassed under the Responsible Care framework. Three specific climate-related topics overlap with those responsibilities: (1) GHG emissions and energy use, (2) water and (3) crisis management.

Oversees all people practices, including: (1) reviewing and recommending the CEO’s goals and performance, and (2) the Company’s compensation policies and practices, including executive compensation.

Management’s role

Although the Board provides the highest level of oversight, our ELT has overall responsibility for ensuring that a broad range of environmental, social and governance matters are being effectively evaluated and managed. The ELT’s management of climate and transition related issues includes overseeing the risks and opportunities associated with our GHG emissions, climate change and the transition to a low-carbon economy. The ELT incorporates these matters into our strategic and business planning activities to support the long-term sustainability of our business. As part of that process, a new role on the ELT was established on January 1, 2023: Senior Vice President, Low Carbon Solutions, who will be focused on capitalizing on the demand and supply opportunities for low-carbon methanol.

40	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Shareholder engagement

The Company believes that communication with shareholders is key to transparency and facilitates a full and fair understanding of the Company. To facilitate such engagement, the Board has adopted a Shareholder Engagement Policy, which can be found on the Company’s website. The Company seeks to communicate with its shareholders through a variety of channels, including its disclosure documents and news releases, its website and presentations at investor conferences.

Shareholder feedback is received through one-on-one or group meetings between management and institutional shareholders as well as by letter (via regular mail or courier), email or telephone contact. With respect to shareholder feedback on executive compensation matters, the Chair of the Board solicits feedback during meetings with institutional shareholders and the Investor Relations page of the Company’s website is enabled to receive such feedback annually from approximately mid-March to June 30. Shareholders may also make their views known through voting for individual directors, an annual say-on-pay advisory vote and other matters submitted to shareholders for approval. In addition, shareholders may put forward shareholder proposals in accordance with applicable rules.

As appropriate, relevant shareholder concerns are addressed promptly by the Investor Relations department which regularly shares feedback with management on investor sentiment and key questions or concerns. Management then reports to the Board on material shareholder comments and feedback that it receives. Shareholders may communicate their views to management and the Board through our Investor Relations department by sending a message to:

Investor Relations Department

Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, BC V6C 3M1

Telephone: 604-661-2600 or Toll Free: 1 800 661 8851

Email: invest@methanex.com

Shareholders may themselves initiate communications directly with the Board. To do so, shareholders should communicate their questions or concerns to the independent directors through the Chair of the Board by mail (marking the envelope “Confidential”) or email:

Chair of the Board

c/o Senior Vice President, General Counsel & Corporate Secretary

Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, BC V6C 3M1

Email: boardchair@methanex.com

All relevant correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Chair.

Disclosure Policy

The Company has a Corporate Disclosure Policy with a purpose to ensure that communications with the public about the Company are:

•  Timely, factual, accurate and balanced; and

•  Broadly disseminated in accordance with all applicable legal and regulatory requirements.

The Audit, Finance and Risk Committee reviews and approves this Policy annually. The Policy extends to all employees of the Company, the Board of Directors, those authorized to speak on its behalf and all other people with access to undisclosed material information.

Methanex 2023 Information Circular	41

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Other Board practices and policies

Majority voting for directors

In compliance with TSX rules, the Company previously adopted a Majority Voting Policy for its Board nominees. However, in light of recent amendments to the Canada Business Corporations Act (“CBCA”) that now require majority voting for individual directors in uncontested director elections, the Board has repealed this Policy as it is no longer necessary. The amendments to the CBCA, which were effective as of August 31, 2022, provide that if there is only one candidate nominated for each position available on the board, as is the case at the Meeting, each candidate is elected only if the number of votes cast in their favour represents a majority of the votes cast for and against them by the shareholders who are present in person or represented by proxy, unless the articles require a greater number of votes (which the Company’s articles do not).

Orientation and continuing education

To familiarize our directors with the role of the Board, its Committees and the nature and operation of the Company’s business, we have a thorough process for director onboarding. All directors are provided with information covering a wide range of topics including:

•	strategic plans, operational reports and budgets;

•	Board and committee governance documents;

•	duties of directors and directors’ liabilities;

•	the Company’s most recent disclosure documents;

•	the Company’s Code of Business Conduct and Responsible Care practices; and

•	other important corporate policies, including the Company’s Shareholder Engagement Policy.

New directors are encouraged to not only review and familiarize themselves with this information, but also to:

•	have individual meetings with senior management;

•	attend an Investor Relations event;

•	visit one of our plant sites; and

•	attend at least one meeting of each of the four Committees.

In addition, new directors are assigned another director to act as a “mentor” to assist the new director with settling into the role as quickly as possible.

42	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

The Board recognizes the importance of ongoing education for directors. The Board Mandate states that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. Below are other ways we support our directors in continuing education:

ICD MEMBERSHIP

The Company and all of our directors are members of the Institute of Corporate Directors (“ICD”). The Company pays the cost of this membership and directors are encouraged to participate in relevant courses and seminars. A number of our directors have attended courses and programs offered by ICD.

ATTENDANCE TO CONTINUING

EDUCATION PROGRAMS

The Company encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs.

WRITTEN MATERIALS FOR EDUCATION

Written materials published in periodicals, newspapers or by legal or accounting firms that are likely to be of interest to directors are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials.

OTHER BOARD SERVICES The Company also believes that serving on other corporate and not-for-profit boards is a valuable source for ongoing education.

The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of our business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.

Board Site Visit

In addition, Board meetings are periodically held at a location where the Company has methanol operations or significant commercial activities. In November 2022, the Board visited the Company’s methanol facilities in Geismar, Louisiana. The site visit gave our Directors an opportunity to receive various presentations focused on those facilities and our Geismar 3 project (as noted in the table below). The visit also gave our Directors an extended opportunity to interact with employees, business associates, government officials and community members, as well as tour the Geismar 1 and 2 methanol production facilities and the Geismar 3 project site and learn about the local culture.

Methanex 2023 Information Circular	43

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Director Education Program

The 2022 director education program provided education sessions and materials as set out in the table below.

Topic	Date	Presenter and/or Sponsor	Participants

The Future of Work	March	Cheryl Cran, NextMapping	Board members

Global Responsible Care Audit Program	March	Management	Responsible Care Committee members

Process Safety Program Update	July	Management	Responsible Care Committee members

Advancing Low Carbon Methanol Technology	July	Management	Board Members

2022 Strategy and Education Sessions

•  Energy outlook

•  Methanol market fundamentals

•  ESG stakeholder feedback and assessment

•  The transition to a low-carbon economy

•  Long-term methanol price

•  Considerations and options for Methanex beyond G3

	July	Management	Board members

Review of Modified ROCE Calculation	September	Senior Management	Board Members

Communications Strategy	September	Management	Board members

Geismar Site Visit Presentations

•  Geismar Site Overview

•  Responsible Care

•  People Practices

•  G3 Integration

•  Production Utilities

•  Selective Catalytic Reduction Overview

•  Turnaround Review

•  Social Responsibility

•  Carbon Capture

•  North American Gas Supply

•  Update on G3 Project

	November	Management	Board members

Operational Risk Management	November	Management	Responsible Care Committee members

Some directors also attended external education sessions.

44	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Board, committee and director assessments

The Company’s Board Mandate states as follows:

The Board, through the Corporate Governance Committee, is responsible for developing and implementing processes for evaluating, on an annual basis, the performance and effectiveness of the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its Committees.

BOARD, COMMITTEE AND DIRECTOR ASSESSMENTS

Annual survey and evaluation

Our Board conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. Annually, directors are surveyed and asked to evaluate the overall performance and effectiveness of the Board and to make suggestions for improvement. In addition, directors have the opportunity to evaluate and comment on the effectiveness of the Committees, individual directors and the Chair of the Board. In 2022, the Corporate Governance Committee engaged an independent external advisor to conduct a comprehensive review of Board, Committee and director effectiveness.

2022 evaluation process

In 2022, the evaluation process was as follows:

•  the external advisor surveyed and then interviewed individual directors and members of senior management who have regular interaction with the Board;

•  the survey covered a wide range of topics, including:

•  Board and Committee structure and effectiveness;

•  Board/management relationship; and

•  Board oversight of various matters including strategy, risk management, and financial controls.

Presentation of results

The external advisor compiled the results of the evaluation in a written report and presented the results to the Board in-camera at the September 2022 meeting. The final report concluded that the Company has a strong governance framework and directors are engaged and function well together. The Committees are also seen to be functioning well and the Committee structure is appropriate.

Board actions

The Chair of the Board had a private conversation with each director regarding their own performance and effectiveness as well as debriefing on the results of the third party evaluation. The Chair of the Corporate Governance Committee discussed with the Chair the results of the evaluation that related to the Chair of the Board’s performance. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full Corporate Governance Committee at its September 2022 meeting. In November, the Board further discussed the reports’s findings and committed to following-up on the observations and recommendations from the evaluation.

Director tenure

The Board is committed to maintaining an appropriate balance between director retention and renewal. The Company believes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. Due to the number of years it takes to acquire sufficient Company-specific knowledge and the cyclical nature of the chemical industry, the Company places great value on longer-serving directors’ experience.

However, we also value board renewal and believe it is critical to ensuring that we have a high performing board over the long-term. Turnover in Board membership provides an opportunity to enhance diversity of perspectives and adds significant value through the ongoing input of fresh ideas and new knowledge.

Methanex 2023 Information Circular	45

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

The Company’s Director Tenure Policy does not include term limits for directors nor mandatory retirement age provisions. Instead, the Policy outlines other processes that the Board has adopted to effectively manage board renewal, including:

•	annual evaluations of individual directors to monitor the effectiveness of each director’s contribution;

•

the Corporate Governance Committee and the Chair of the Board annually review the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity and effectiveness; and

•

the Chair of the Board and the Chair of the Governance Committee are responsible for developing a long-term board succession plan that incorporates input from one-on-one discussions between the Chair of the Board and each Board member, including discussions regarding estimated future retirement dates for each Board member. This plan is reviewed and updated on an annual basis after the Chair of the Board completes his one-on-one evaluation meeting with each Board member.

Nomination of directors

Nominating committee and nomination process

The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors.”

46	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Establish criteria for selection of nominees

The Corporate Governance Committee is responsible for recommending criteria for the selection of new directors to serve on the Board and reviews annually the credentials of candidates to be considered for nomination or re-election to the Board against such criteria. The objective of this review is to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds and perspectives. This review includes an assessment of the Board’s composition, skills, and diversity to identify gaps. The Committee uses a skills matrix to assist in this process (as described more fully under “Skills matrix”). The Board believes that having diversity in the background and perspectives of its directors is essential for creating an appropriate balance of skills, experience, independence, and knowledge required on the Board and enhancing board effectiveness. The Corporate Governance Committee considers diversity attributes and the Board’s diversity target when identifying and nominating candidates for Board appointments and are factored into the recruitment and decision-making process when new Board appointments are made. A summary of the Board Diversity Policy can be found under “Diversity”. Additionally, desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination. Ultimately, recommendations are based on merit, measured against the established criteria.

Identification and recommendation of candidates

The Corporate Governance Committee is responsible for identifying and proposing to the Board suitable candidates to stand as nominees for election to the Board and is also responsible for conducting all necessary and appropriate inquiries into their backgrounds and qualifications. In identifying potential director candidates, the Corporate Governance Committee takes into account the established selection criteria. Suitable director candidates are identified with the assistance of an executive search firm retained under the authority of the Corporate Governance Committee[1]. Such search firms are directed to take full account of all aspects of diversity in preparing their candidate list to provide a diverse and balanced slate.

Selection of candidates

Once a slate of candidates has been received, the selection process is led by the Corporate Governance Committee (or a designated subcommittee) with input received from all Committee members and the Chair of the Board.

Meeting with the candidates

Members of the Corporate Governance Committee (or a designated subcommittee), and where appropriate, other directors or senior executives of the Company, meet in person with the candidate to discuss their interest and ability to devote the time and resources required to meet the Company’s expectations for directors.

Recommendation

The recommended candidate is then formally considered by the Corporate Governance Committee and, if approved, the candidate is recommended to the Board. In addition to the nominees proposed by the Board, shareholders may propose individuals to be nominated for election as directors in accordance with applicable law and the by-laws of the Company.

(1)

With the exception of Paul Dobson and Kevin Rodgers, who were appointed directors pursuant to the terms of the Cooperation Agreement dated April 12, 2019, between the Company and the Company’s largest shareholder, M&G Investment Management Limited, all director candidates have been identified with the assistance of an executive search firm.

Methanex 2023 Information Circular	47

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Ethical business conduct

Code of business conduct

The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. The Code is available in English, Spanish and Arabic and clearly defines a set of standards to help employees, officers and directors avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. A copy of the Code can be found on our website and on SEDAR at www.sedar.com. A printed version is also available upon request to the Corporate Secretary of the Company.

The Code also establishes a confidential “whistle-blower” ethics hotline for reporting suspected violations of the Code. The ethics hotline allows each of the Company’s employees to make a report to the hotline either online via the internet or through use of a toll-free phone number. In both cases, the hotline is operated by an external third party and users may make an anonymous report in their own local language.

The Code is reviewed annually by the Board. The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee is responsible for recommending to the Board any changes to the Code. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code and ethics hotline awareness throughout the organization and the results of surveys and training designed to determine employee understanding and awareness of the Code.

The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and that the General Counsel shall investigate the matter. Furthermore, the Chair of the Board and the Chair of the Audit, Finance and Risk Committee are advised of all reports that concern accounting or audit matters. The Chair of the Audit, Finance and Risk Committee and the General Counsel together determine how such matters should be investigated. In addition, the Audit, Finance and Risk Committee receives quarterly notices from the General Counsel if any concerns are received regarding accounting, internal accounting controls, and auditing matters.

No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a violation of the Code.

Transactions involving directors or officers

The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.

Related-party transactions

The Audit, Finance and Risk Committee is specifically mandated to review and approve all related-party transactions between the Company (or any of its subsidiaries) and its executive officers or directors (or any affiliates of such officers or directors), other than those disclosed in the Company’s financial statements. Under our constating documents and as per the CBCA, a director or executive officer who has a material interest in a transaction or agreement involving the Company must disclose the interest and does not participate in any votes on the matter. All directors and executive officers also complete an annual questionnaire in which they identify the names of their related parties and any existing or potential related-party transactions or conflicts of interest that could be material to the Company.

Recoupment policy

The Company has a Recoupment Policy that provides for the recoupment of money or shares, cancellation of outstanding vested awards and forfeiture of unvested awards received by employees, officers and directors in certain circumstances where the employee or director is involved in wrongdoing. For more information on this policy, please see page 73.

48	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Other measures

The Board takes other steps to encourage and promote a culture of ethical business conduct. First, under the Company’s Board Mandate, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. Significant efforts are made to ensure our employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. The level of awareness and understanding of our Code is monitored annually.

In addition to the Code, the Company has several other policies governing ethical business conduct, including the following:

•

Competition Law Policy – Provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties.

•

Confidential Information and Trading in Securities Policy – Provides guidelines to employees with respect to the treatment of confidential information and advises Company insiders when it is permissible to trade securities of the Company. This policy also prohibits insiders from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Company’s shares or equity based incentive awards that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

•

Corporate Gifts and Entertainment Policy – Provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations.

•	Corrupt Payments Prevention Policy – Prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents. Facilitation payments are also prohibited.

•	Political Donation Policy – Prohibits all political donations by the Company.

•	Human Rights Policy Statement - Sets out the Company’s overarching commitment to upholding human rights within its operations.

The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, employees and directors who are considered “insiders” under Canadian securities laws have been provided with training concerning their obligations and responsibilities under Canadian securities laws.

Methanex 2023 Information Circular	49

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Compensation of directors

All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.

Objective and design of the director

compensation program

We are the world’s largest producer and supplier of methanol with sales and operations around the globe and revenues of over USD $4 billion in 2022. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge and the ability to successfully carry out the Board’s mandate. The Board Mandate is attached to this Information Circular as Schedule A and can also be found on our website.

Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Board Mandate set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on Committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations, the Board believes that it is necessary for the Company to offer a competitive compensation package.

Our director compensation program is designed primarily to:

•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;

•	align the actions and economic interests of the directors with the interests of long-term shareholders; and

•	encourage directors to stay on the Board for a significant period of time.

Director compensation is paid only to non-management directors and is comprised primarily of cash fees (including an annual retainer) and a share-based award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The “Directors’ Total Compensation” table on page 53 sets out the total compensation earned by the directors in 2022.

As part of this compensation program, the directors also have share ownership requirements. See “Directors’ Share Ownership Requirements” on page 57 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders.

Process for determining director compensation

The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.

The Corporate Governance Committee has determined that the target compensation level for directors should be competitive with the 50th percentile of a relevant comparator group. The comparator group of companies used by the Corporate Governance Committee for reviewing and determining director compensation is the same comparator group used for reviewing and determining executive compensation. This comparator group is developed by the Human Resources Committee and consists of North American-based companies in the chemicals, oil and gas and mining industries with global operations which, where possible, operate in a commodity-based or cyclical business. The companies in the comparator group used for determining 2022 director compensation are listed below:

50	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Agnico Eagle Mines Limited*	IAMGOLD Corporation*

Albemarle Corporation	International Flavors & Fragrances Inc.

Ashland Global Holdings Inc.	Kinross Gold Corporation*

Avient Corporation (formerly PolyOne)	Lundin Mining Corporation*

Baytex Energy Corporation*	Olin Corporation

Cabot Corporation	RPM International Inc.

Celanese Corporation	The Chemours Company

Centerra Gold*	Vermillion Energy Inc.*

FMC Corporation	Westlake Chemical Corporation

H.B. Fuller Company	Yamana Gold Inc.*

*	denotes Canadian companies

The Corporate Governance Committee reviews director compensation at least every two years. The Corporate Governance Committee reviewed director compensation in January 2023 and determined that no changes to director compensation were necessary.

Elements of director compensation

Director compensation is comprised of two elements, namely (i) annual retainer and other fees and (ii) share-based awards. Each element is described in detail below.

Annual retainer and other fees

During the year ended December 31, 2022, annual retainer and other fees were paid to non-management members of the Board on the following basis:

Annual retainer for the Chair of the Board	$180,000	annual

Annual retainer for a non-management director (excluding the Chair of the Board)	$104,000	annual

Annual retainer for the Chairs of the Audit, Finance and Risk and Human Resources Committees	$20,000	annual

Annual retainer for the Chairs of the Corporate Governance and Responsible Care Committees	$15,000	annual

Annual retainer for members of the Audit, Finance and Risk Committee, including the Chair	$10,000	annual

Cross-country or intercontinental travel fee to attend Board or Committee meetings	$2,500	per trip

Travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board)	$2,500	per day

Notwithstanding that directors do not receive meeting attendance fees, if over 10 Board meetings are held in a year, the Corporate Governance Committee has the discretion to determine whether any meeting fees are appropriate.

In 2022, the Chair of the Board received a flat fee annual retainer and did not receive any additional fees.

Share-based awards – restricted share unit plan for directors

Directors are awarded RSUs under the Company’s Restricted Share Unit Plan for Directors as part of the share-based component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. In addition, directors who are in compliance with their share ownership requirements at the time they make their election, may elect to receive the cash equivalent of their RSU award. In 2023 and 2022 one director elected to receive the cash equivalent of their share-based award. The table below summarizes the share-based awards granted to directors in 2023 and 2022:

	2023	2022

Chair of the Board	3,900 RSUs or DSUs	4,200 RSUs or DSUs

All other non-management directors	2,300 RSUs or DSUs	2,400 RSUs or DSUs

Methanex 2023 Information Circular	51

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year, together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. For example, RSUs granted in 2022 will vest on December 1, 2024. Following vesting, directors are entitled to receive a cash payment based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.

Upon retirement, all outstanding RSUs vest at the date of retirement and the director is entitled to receive a cash payment within 90 days from the vesting date. The cash payment is based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax.

The Board believes that share-based awards granted to directors both compensate the directors for the performance of their duties and also promote director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed under “Process for Determining Director Compensation.”

In 2022 and 2023, the Target Dollar Value was $156,000 for each non-management director and $270,000 for the Chair of the Board. Each non-management director received the number of RSUs (or DSUs) determined by dividing the Target Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 30-day period ending on the date prior to the date of the grant, and then rounded. In 2022 the grant date was March 10, 2022 and in 2023 the grant date was March 9, 2023.

Share-based awards – deferred share unit plan (director DSUs)

Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of their retainer and other fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the DSU Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their share-based award in the form of DSUs. See the section above “Share-Based Awards – Restricted Share Unit Plan for Directors”.

DSUs held by a director are redeemable only after the date on which the director retires as a director of the Company or upon death (“Termination Date”), and a lump-sum cash payment, net of any withholdings, is made after the director chooses a valuation date. A director may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

The Board believes that providing directors with the alternative of receiving their cash fees and share-based awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.

Stock options

Non-management directors are not granted stock options.

Perquisites

Certain minor out-of-pocket expenses incurred by directors are paid for by the Company. All such expenses, if any, are included in the “All Other Compensation” column found in the Directors’ Total Compensation table.

52	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.

Directors’ total compensation

The following table sets out what each independent director earned by way of annual retainer, other fees and share-based awards for 2022.

Director	Annual Retainer ($)	Annual Retainer for Committee Chairs ($)	Annual Retainer for Audit & HR Committee Chairs ($)	Annual Retainer for Audit Committee Members ($)	Travel Fees & Ad hoc site visit fees(1) ($)	Total Fees Earned(2) ($)	Share-Based Award(3) ($)	All Other Compensation(4) ($)	Total ($)

Doug Arnell	180,000	—	—	—	—	180,000	261,240	33,204	474,444

Jim Bertram	104,000	—	20,000	10,000	2,500	136,500	149,280	16,595	302,375

Phillip Cook(5)	34,667	—	—	—	5,000	39,667	149,280	1,424	190,371

Paul Dobson	104,000	—	—	10,000	2,500	116,500	149,280	6,477	272,257

Maureen Howe	104,000	15,000	—	10,000	2,500	131,500	156,000	5,586	293,086

Robert Kostelnik	104,000	15,000	—	—	10,000	129,000	149,280	6,477	284,757

Leslie O’Donoghue	104,000	—	—	10,000	2,500	116,500	149,280	4,478	270,258

Kevin Rodgers	104,000	—	—	—	12,500	116,500	149,280	7,412	273,192

Margaret Walker	104,000	—	—	—	12,500	116,500	149,280	6,477	272,257

Benita Warmbold	104,000	—	20,000	10,000	15,000	149,000	149,280	13,998	312,278

Xiaoping Yang	104,000	—	—	—	—	104,000	149,280	1,970	255,250

Total	1,150,667	30,000	40,000	50,000	65,000	1,335,667	1,760,760	104,098	3,200,525

(1)

Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or Committee meetings or for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board).

(2)

This column includes all retainers and travel fees earned during 2022. This column also includes any fees paid in DSUs. Under the DSU Plan, non-management directors may elect to receive 100%, 50% or 0% of their annual cash retainer as DSUs. The DSU Plan is more fully described under “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)”. In 2022, Messrs. Arnell and Bertram elected to receive 100% of their cash retainers as DSUs (Arnell: 3,473 DSUs; and Bertram: 2,636 DSUs). The number and value of the DSUs received by Messrs. Arnell and Bertram in lieu of fees are reflected in the “Share-Based Awards - Value Vested During the Year” table on page 56.

(3)

This column reflects the grant date fair value of the share-based compensation (RSUs and DSUs) received by directors in 2022. The value shown is calculated by multiplying the number of RSUs or DSUs awarded in 2022 by the closing price of the Common Shares on the TSX on March 9, 2022, the day before such share units were granted, being $62.20. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their share-based compensation award as RSUs or DSUs. Commencing in 2014, if share ownership requirements are met at the time they make their election, directors may elect to receive the value of their share-based award as cash. Please see “Share-Based Awards - Restricted Share Unit Plan for Directors” for more information. In 2022, Ms. Howe made such election.

(4)

This column is made up of the value of additional share units earned by directors in 2022 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2022. See “Share-Based Awards – Restricted Share Unit Plan for Directors” and “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the 15 trading days prior to the day that such units were credited. No perquisites were paid in 2022.

(5)	Mr. Cook retired as a director in April 2022.

Methanex 2023 Information Circular	53

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Directors’ outstanding share-based awards

The following table shows the number of share-based awards held by each independent director as at December 31, 2022. Directors do not receive option-based awards.

	Outstanding Share-Based Awards as at December 31, 2022

Director	Shares or Units of Shares that Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards that Have Not Vested(1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)

Doug Arnell	—	—	1,143,406

Jim Bertram	—	—	573,907

Phillip Cook(3)	—	—	—

Paul Dobson	5,510	282,443	—

Maureen Howe	—	—	291,362

Robert Kostelnik	5,510	282,443	—

Leslie O’Donoghue	—	—	282,545

Kevin Rodgers	—	—	467,235

Margaret Walker	5,510	282,443	—

Benita Warmbold			776,948

Xiaoping Yang	2,438	124,972	—

(1)

These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2022 and include dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2022, being $51.26.

(2)

This column reflects the value of vested DSUs received as their annual share-based award (“Annual DSUs”) held by each director as at December 31, 2022, and includes dividend equivalent Annual DSUs credited since the date of the original Annual DSU grants. The value of the Annual DSUs is calculated by multiplying the number of Annual DSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2022, being $51.26.

(3)	Mr. Cook retired as a director in April 2022.

54	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

The following table shows the total number and value of DSUs, including both DSUs received in lieu of fees and received as annual share-based awards (“Outstanding DSUs”), held by each independent director as at December 31, 2022 and includes dividend equivalent Outstanding DSUs credited since the date of the original Outstanding DSU grants. The value is calculated by multiplying the number of Outstanding DSUs by the closing price of the Common Shares on the TSX on December 31, 2022, being $51.26. The actual amount paid to a director on settlement of Outstanding DSUs depends on the valuation date chosen by the director. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more detailed information regarding the DSU Plan and the valuation date that directors may choose.

Director	Number of Outstanding DSUs as at Dec. 31, 2022 (#)	Value of Outstanding DSUs as at Dec. 31, 2022 ($)

Doug Arnell	43,049	2,206,692

Jim Bertram	22,096	1,132,641

Phillip Cook(1)	—	—

Paul Dobson	—	—

Maureen Howe	6,860	351,644

Robert Kostelnik	—	—

Leslie O’Donoghue	5,512	282,545

Kevin Rodgers	9,115	467,235

Margaret Walker	—	—

Benita Warmbold	17,230	883,210

Xiaoping Yang	—	—

(1)	Mr. Cook retired as a director in April 2022.

Methanex 2023 Information Circular	55

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Directors’ share-based awards – value vested

during the year

The following table shows the aggregate dollar value realized by each independent director upon vesting of share-based awards during 2022. Directors do not receive stock options and do not receive any non-equity incentive plan compensation.

	Share-Based Awards – Value Vested during the Year

	Number Vested during 2022 (#)					Value Vested during 2022 ($)

	RSUs(1)	DSUs(2)				RSUs(3)	DSUs(2)

Director	Share- Based Award	Granted in Lieu of Fees(4)	Share- Based Award(5)	Dividend Equivalents(6)	Total	Share- Based Award	Granted in Lieu of Fees(4)	Share- Based Award(5)	Dividend Equivalents(6)	Total

Doug Arnell	—	3,473	4,200	656	8,329	—	180,000	261,240	33,204	474,444

Jim Bertram	—	2,636	2,400	328	5,364	—	136,500	149,280	16,595	302,375

Phillip Cook(7)	8,979	—	—	—	8,979	597,988	—	—	—	597,988

Paul Dobson	3,573	—	—	—	3,573	188,188	—	—	—	188,188

Maureen Howe	—	—	—	110	110	—	—	—	5,586	5,586

Robert Kostelnik	3,573	—	—	—	3,573	188,188	—	—	—	188,188

Leslie O’Donoghue	—	—	2,400	88	2,488	—	—	149,280	4,478	153,758

Kevin Rodgers	—	—	2,400	146	2,546	—	—	149,280	7,412	156,692

Margaret Walker	3,573	—	—	—	3,573	188,188	—	—	—	188,188

Benita Warmbold	—	—	2,400	276	2,676	—	—	149,280	13,998	163,278

Xiaoping Yang	—	—	—	—	—	—	—	—	—	—

(1)

This column represents RSUs that were awarded in 2020 and vested on December 1, 2022, together with dividend equivalent RSUs credited in respect thereof. See “Share-Based Awards – Restricted Share Unit Plan for Directors” for more information.

(2)

DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual cash retainer and other fees as DSUs. Directors may also elect to receive their share-based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information.

(3)

The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2022, calculated in accordance with the terms of the RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $52.66.

(4)

These columns reflect the number and value of DSUs received in lieu of fees earned in 2022, as elected by non-management directors. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter. In 2022, Messrs. Arnell and Bertram elected to receive 100% of their cash retainers as DSUs and thus the value of DSUs granted to Messrs. Arnell and Bertram in lieu of fees is equal to their total fees earned as noted in the Directors’ Total Compensation table on page 53.

(5)

These columns reflect the number and value of DSUs granted to directors in 2022 as share-based awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2022 by the closing price of the Common Shares on the TSX on March 9, 2022, the day before such share units were granted, being $62.20. Directors can elect to receive their share-based award as RSUs or DSUs, or the cash equivalent. See “Share-Based Awards—Restricted Share Unit Plan for Directors” for more information. In 2022 Ms.Howe made such election.

(6)

These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2022, and the value is calculated by multiplying the number of such additional DSUs by the closing price of the Common Shares on the TSX on the day that such DSUs were credited.

(7)

Mr. Cook retired as a director in April 2022 and the number and value of RSUs in this table represents the outstanding RSUs which vested on his retirement date and were paid out in accordance with the terms of the RSU Plan.

56	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Directors’ share ownership requirements

The Company has share ownership requirements for directors to promote shareholder alignment. Each non-management director is required to own Common Shares having a value equal to at least 3 times their total retainer, which includes both the cash and equity components of the retainer. Ownership requirements are measured in March of each year. In the event a share price change from the prior year results in a director falling below the minimum shareholding requirement, such director has one year from the date of measurement to meet the requirement. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. Directors have five years from the date of their appointment to meet their share ownership requirement and a new Chair of the Board has five years from the date of their appointment as Chair to meet their increased share ownership requirement.

The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each independent director as at March 9, 2023 compared to the number of Common Shares, RSUs and DSUs held as at March 10, 2022 and the percentage of the requirement achieved for each director based on their holdings as at March 9, 2023.

	Director		Common Shares Held(1)	Share Units Held (#)		Total Common Shares and Share Units Held	Total At- Risk Value of Common Shares and Share Units(2)	Value of Common Shares and Share Units Required to Meet Requirement(3)	Percentage of Requirement Achieved	Amount at Risk as a Multiple of Annual	Meets
Director	Since	As At	(#)	RSUs	DSUs	(#)	($)	($)	(%)	Retainer	Requirement

Doug Arnell(4)	Oct-16	Mar 9, 2023	5,555	—	46,949	52,504	3,231,621	1,350,000	239	18.0	Yes

		Mar 10, 2022	5,555	—	38,920	44,475	2,619,133

		Change	—	—	+8,029	+8,029	+612,488

Jim Bertram	Oct-18	Mar 9, 2023	20,525	—	24,396	44,921	2,764,888	780,000	354	26.6	Yes

		Mar 10, 2022	20,525	—	19,132	39,657	2,335,401

		Change	—	—	+5,264	+5,264	+429,487

Paul Dobson	Apr-19	Mar 9, 2023	12,822	7,810	—	20,632	1,269,900	780,000	163	12.2	Yes

		Mar 10, 2022	5,912	8,958	—	14,870	875,694

		Change	+6,910	-1,148	—	+5,762	+394,206

Maureen Howe	Jun-18	Mar 9, 2023	26,250	—	6,860	33,110	2,037,921	780,000	261	19.6	Yes
		Mar 10, 2022	24,350	—	6,750	31,100	1,831,479
		Change	+1,900	—	+110	+2,010	+206,442

Robert Kostelnik	Sep-08	Mar 9, 2023	27,000	7,810	—	34,810	2,142,556	780,000	275	20.6	Yes
		Mar 10, 2022	27,000	8,958	—	35,958	2,117,567
		Change	—	-1,148	—	-1,148	+24,989

Leslie O’Donoghue	Apr-20	Mar 9, 2023	11,000	—	7,812	18,812	1,157,879	780,000	148	11.1	Yes
		Mar 10, 2022	11,000	—	5,424	16,424	967,209
		Change	—	—	+2,388	+2,388	+190,670

Methanex 2023 Information Circular	57

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

	Director		Common Shares Held(1)	Share Units Held (#)		Total Common Shares and Share Units Held	Total At- Risk Value of Common Shares and Share Units(2)	Value of Common Shares and Share Units Required to Meet Requirement(3)	Percentage of Requirement Achieved	Amount at Risk as a Multiple of Annual	Meets
Director	Since	As At	(#)	RSUs	DSUs	(#)	($)	($)	(%)	Retainer	Requirement

Kevin Rodgers	Jul-19	Mar 9, 2023	6,000	—	11,415	17,415	1,071,893	780,000	137	10.3	Yes

		Mar 10, 2022	6,000	—	8,969	14,969	881,524

		Change	—	—	+2,446	+2,446	+190,369

Margaret Walker	Apr-15	Mar 9, 2023	9,500	7,810	—	17,310	1,065,431	780,000	137	10.2	Yes

		Mar 10, 2022	9,500	8,958	—	18,458	1,086,992

		Change	—	-1,148	—	-1,148	-21,561

Benita Warmbold	Feb-16	Mar 9, 2023	6,000	—	19,530	25,530	1,571,372	780,000	201	15.1	Yes

		Mar 10, 2022	6,000	—	16,954	22,954	1,351,761

		Change	—	—	+ 2,576	+2,576	+219,611

Xiaoping Yang	Jan-22	Mar 9, 2023	700	4,738	—	5,438	334,709	780,000	43	3.2	No(5)

		Mar 10, 2022	300	2,400	—	2,700	159,003

		Change	+400	+ 2,338	—	+2,738	+175,706

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director.

(2)

For 2023, this value is calculated using $61.55 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 8, 2023. For 2022, this value is calculated using $58.89 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 10, 2022.

(3)

Director share ownership requirements state that non-management directors are to hold Common Shares and/or share units equal to at least three times their total retainer, which includes both the cash and equity components of the retainer.

(4)	Mr. Arnell is Chair of the Board and his share ownership requirement is $1,350,000 being three times his total retainer of $450,000.

(5)	Directors have five years from the date of their appointment to meet director share ownership requirements.

58	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Ownership of equity holdings and vested DSUs

The following table shows the number of Common Shares and vested DSUs and the accumulated value of such Common Shares and vested DSUs, held by each director as at March 9, 2023. The value of unvested share units is not included in this table.

Director	Director Since	Common Shares Held(1) (#)	DSUs Held(2) (#)	Total Common Shares and DSUs Held (#)	Accumulated Value(3) ($)

Doug Arnell	Oct-16	5,555	46,949	52,504	3,231,621

Jim Bertram	Oct-18	20,525	24,396	44,921	2,764,888

Paul Dobson	Apr-19	12,822	—	12,822	789,194

Maureen Howe	Jun-18	26,250	6,860	33,110	2,037,921

Robert Kostelnik	Sep-08	27,000	—	27,000	1,661,850

Leslie O’Donoghue	Apr-20	11,000	7,812	18,812	1,157,879

Kevin Rodgers	Jul-19	6,000	11,415	17,415	1,071,893

Rich Sumner(4)	Jan-23	16,834	—	16,834	1,036,133

Margaret Walker	Apr-15	9,500	—	9,500	584,725

Benita Warmbold	Feb-16	6,000	19,530	25,530	1,571,372

Xiaoping Yang	Jan-22	700	—	700	43,085

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director.

(2)

DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual cash retainer and other fees as DSUs. Directors may also elect to receive their share-based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information.

(3)	For the purpose of this table, this value is calculated using $61.55 per share, being the closing price on the TSX on March 8, 2023, being the date before the date of this Information Circular.

(4)	Mr. Sumner was appointed President & CEO, and a director of the Company, effective January 1, 2023.

Methanex 2023 Information Circular	59

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Executive compensation

Letter to shareholders

Dear fellow shareholders,

In 2022, only 68.2% of shareholders supported our executive compensation programs. This compares to our average approval of 93.8% from 2011 to 2021, and we want to address this lower level of support.

We believe that our say on pay (“SOP”) vote is an important opportunity to receive feedback on our compensation programs and we have actively engaged with our shareholders and made important changes to our compensation programs, as described below.

Our executive compensation programs are designed to align executive pay with performance and the interests of shareholders, with 84% of the CEO’s target compensation, and 71% of the Named Executive Officers’ target compensation, at risk. The at-risk portion of the CEO’s target compensation includes the short-term incentive plan, weighted at 20% of target compensation, and the long-term incentive plan, reflecting 64% of target compensation.

The alignment between pay and performance is regularly assessed and confirmed by independent compensation consultants, and the Human Resources Committee regularly reviews our executive compensation programs. The Board engages annually with our shareholders to outline our pay for performance philosophy, solicit feedback and address questions about our executive compensation levels and design.

2022 SOP voting results

As part of our commitment to strong governance practices and engagement with shareholders, we have held a voluntary vote on executive pay every year since 2011 and have historically experienced strong support from our shareholders. Last year, only 68.2% of shareholders voted in support of our approach to executive compensation, which, although still a majority, is less support than we would like to see.

The results were influenced by Institutional Shareholder Services (“ISS”), who recommended that shareholders vote against our executive compensation practices based primarily on their quantitative analysis of CEO pay and total shareholder return that uses a peer group that is different from ours. Their peer group includes only Canadian comparator companies that are drawn from different industries and subject to very different commodity cycles than those experienced by us. Glass Lewis, who uses a peer group for their analysis that is more similar to ours, recommended that shareholders vote for our executive compensation practices.

Our Human Resources Committee spends significant time developing an appropriate peer group. This is a challenge as there are no other publicly traded companies with a primary focus on methanol, nor are there any Canadian companies in the chemicals industry of comparable size and with similar complex global operations. The skills and experience required to operate a large global commodity cyclical company are often drawn from an international market, including companies based in the U.S. The ISS analysis only includes Canadian companies and does not consider our market for executive talent.

To address the ISS recommendation, in addition to the ongoing outreach to our shareholders, we met with six of our top shareholders who held, in total, approximately 50% of our issued and outstanding shares in advance of the 2022 Annual General Meeting. We made members of senior management and the Board available to discuss the ISS recommendation and any other matters of interest relating to executive compensation. We were pleased that the shareholders we met with expressed no concerns about our comparator group selection and pay philosophy. As part of our regular shareholder outreach process, we met with our largest shareholders again in November to address our SOP vote results and discuss executive compensation and were pleased that no concerns were raised regarding our pay philosophy.

60	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Addressing the 2022 SOP vote results

We took the following actions in consideration of our 2022 SOP vote results, which included making certain changes to our executive compensation programs.

What we heard from shareholders/ISS	How we responded

Comparator group pay for performance alignment

ISS was critical of our pay for performance alignment based on their prescribed test that compares our share price performance to that of a comparator group of companies that is determined based on different criteria than we use.

We brought forward the regular independent review of our compensation comparator group and the Board confirmed that the criteria for selecting North American headquartered commodity-based or cyclical companies with global operations in the chemicals, oil and gas, and mining industries remained appropriate. Our comparators are not limited to Canadian companies because the people with the skills and experience to operate a large commodity cyclical chemical company with a broad geographic scope are often drawn from the international market.

As a result of the review, the Board removed eight companies and added seven new companies. The composition of the group was also adjusted by reducing the weighting of mining companies, increasing the weighting of oil and gas companies, and maintaining the weighting of chemical companies. The Board also affirmed the importance of including U.S. chemical companies since they most closely reflect our business and we have no comparable Canadian peers.

TSR calculation methodology The methodology we use to calculate the relative total shareholder return (“TSR”) measure in our Performance Share Units (“PSUs”) is not aligned with the market.

We reviewed the current approach of taking the 12-quarter average of the spread between the Company’s TSR and the TSR of the S&P Composite 1500 Chemicals Index, which was originally adopted to address the extreme volatility observed in our share price and reduce the chance of windfall payouts. We recognize that this potentially differs from our shareholders’ experience. As a result, starting with the 2023 PSU grant, we will calculate the spread based on a point-to-point approach using the 30-trading-day average to determine the starting and ending share price for calculating relative TSR.

PSU vesting schedule Our PSUs vest immediately in the event of a change of control of the Company (“single trigger”), which is not aligned with the market.	Starting with our 2023 grant, our PSUs will only vest in the event of a change of control and termination of employment (“double trigger”).

Emphasis on single modified metric ISS raised a concern about the use of modified return on capital employed (“Modified ROCE”) as a metric in our short- and long-term incentive plans.

We use Modified ROCE, which measures the quality of returns to shareholders, because our long-term business strategy relies on investing in large capital assets that are designed to run for long periods of time. Targets are based on achieving a return above our weighted average cost of capital, which aligns with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations. The Board regularly reviews our incentive plan metrics and have determined that the use of Modified ROCE is appropriate in our short- and long-term incentive plans due to the volatile and cyclical nature of our business. Shareholders we met with expressed no concern about the use of this metric in both plans.

Methanex 2023 Information Circular	61

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

2022 Performance highlights

In 2022, the methanol industry was balanced, leading to slightly increased methanol prices compared to 2021 and positive financial performance. Over the course of 2022, we continued our disciplined approach to capital allocation in maintaining our business, pursuing value-accretive growth opportunities and returning excess cash to shareholders. Our 1.8 million tonne Geismar 3 project is on time and on budget and we are expecting first methanol production in the fourth quarter of 2023. We are well-positioned to generate significant long-term value for shareholders.

Our Modified ROCE in 2022 – the measure of corporate performance for the short-term incentive plan – was 11.4%, which was slightly below our target of 12%. As a result, the corporate performance factor for determining 70% of the short-term incentive award for 2022 was 95% versus a target of 100%.

Our relative TSR and three-year average Modified ROCE – the measures of corporate performance under the PSU plan that form half of an executive’s long-term incentive award – resulted in the 2022 vesting of 149% of the PSUs granted in 2020.

2022 CEO compensation

In 2022, President & CEO John Floren’s total compensation was $10.1 million, compared to $10.5 million in 2021. The decrease in total compensation in 2022 compared to 2021 was attributable to a smaller short-term incentive award resulting from a lower corporate performance factor of 95% compared with 200% in 2021. Total compensation includes base salary, the actual value of the short-term incentive award and the target value of the long-term incentive award.

Conclusion

We have an extensive history of sound pay practices with strong support from our shareholders. We have made enhancements to our programs based on the feedback we have received from our shareholders through our ongoing outreach and we are committed to continuing to assess and refine our compensation programs to align with shareholders’ interests. We welcome your feedback at any time and encourage you to participate in the advisory vote.

Doug Arnell

Chair of the Board

Jim Bertram

Chair, Human Resources Committee

62	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Executive compensation discussion and analysis

All amounts in this section “Executive Compensation Discussion and Analysis” are in Canadian dollars except where otherwise noted.

Named executive officers

The Executive Compensation Discussion and Analysis describes our approach to compensation for the Company’s President & CEO, Chief Financial Officer and its three other executive officers who had the highest total compensation during 2022 (collectively the Named Executive Officers or NEOs).

Named Executive Officer	Principal Occupations and Positions During Last Five Years
John Floren President & CEO	President & CEO from January 1, 2013 until his retirement effective January 1, 2023.
Ian Cameron Senior Vice President, Finance & Chief Financial Officer	Senior Vice President, Finance & Chief Financial Officer from January 1, 2003 until January 31, 2023. Mr. Cameron retired from the Company effective March 1, 2023.
Vanessa James Senior Vice President, Corporate Development & Sustainability

Senior Vice President, Corporate Development & Sustainability from October 2021 to March 2023. Prior thereto was Senior, Vice President, Global Marketing & Logistics since January 1, 2013.

Ms. James left the Company effective March 1, 2023.

Rich Sumner Senior Vice President, Global Marketing & Logistics

President & CEO effective January 1, 2023.

Senior Vice President, Global Marketing & Logistics from October 2021 to December 2022. Prior thereto was Regional President, Marketing & Logistics, Asia Pacific since February 2019. Prior thereto was Vice President, Marketing & Logistics, North America from March 2015.

Kevin Henderson Senior Vice President, Manufacturing	Senior Vice President, Manufacturing from May 2016 until his retirement effective February 1, 2023.

Methanex 2023 Information Circular	63

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Executive summary

Objectives and design of the executive compensation program

The main objective of our executive compensation program is to attract, retain and engage high-quality, high-performing executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

To achieve this objective, our executive compensation program is based on the following principles:

ALIGNMENT WITH

SHAREHOLDER INTERESTS

Our performance-based incentive plans align the interests of executives with shareholders and the total compensation earned by the NEOs, including the realized and unrealized value of previously granted long-term incentive awards, aligns with cumulative total shareholder return over time.

PAY-FOR-PERFORMANCE

We believe in pay-for-performance. Accordingly, more than 80% of the President & CEO’s target compensation and approximately 70% of other NEO’s target compensation is at risk and linked to a combination of individual and corporate performance goals, share price performance, relative total shareholder return and modified return on capital employed (“Modified ROCE”).

EFFECTIVE RISK MANAGEMENT

Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value.

PAY COMPETITIVELY

Our executive compensation program is designed to be competitive with the 50th percentile of North American-based chemical, mining and oil and gas companies with commodity-cyclical global operations in order to attract, retain and engage high-quality executive talent.

64	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Elements of executive compensation

Executive compensation at the Company includes base salary, short-term incentives, long-term incentives and indirect compensation, including benefits, perquisites and pensions, as described in more detail below.

CEO

84% Total Compensation “At Risk”
All Other NEOs (average)
71% Total Compensation “At Risk”

“At Risk”

BASE SALARY Fixed compensation intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties.

SHORT-TERM INCENTIVE

AWARD

Variable compensation designed to recognize and reward the achievement of strategic performance goals with an annual cash reward. Amounts are based on an assessment of corporate financial performance – Modified ROCE – and individual performance over the year.

STOCK OPTIONS/ SARs/

SARs

Stock options/Share Appreciation Rights (“SARs”)/Tandem Share Appreciation Rights (“TSARs”) deliver value based on the Company’s share price performance over varying periods of time.

PSUs Performance Share Units (“PSUs”) deliver value based on a combination of relative compounded total shareholder return and three-year average Modified ROCE.

We also provide indirect compensation intended to support the health, wellness and financial well-being of executives and their families. Executives are provided a single, fixed amount, taxable perquisite allowance. Executives participate in group benefit and registered defined contribution retirement programs on the same terms as other employees (except one, Mr. Henderson, who was a grandfathered participant in a closed defined benefit retirement plan). Executives also participate in a supplemental retirement plan due to Canadian tax limits.

Methanex 2023 Information Circular	65

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Succession planning and leadership development

Developing talent is a strategic priority for the organization. We have a robust succession and talent management program designed to build and preserve organizational capability and to minimize succession risk through the proactive identification, assessment and development of talent at all leadership levels, including the executive level, within the organization. The executive team discusses organizational talent on a regular basis and also conducts an in-depth talent review session each year where members of the global management team and other key talent from all levels in the organization are discussed and assessed as well as our bench strength against our critical senior leadership roles. Development plans are put in place and tracked for all key talent and succession candidates from year-to-year. Our program includes succession planning for emergency replacement scenarios for critical roles.

CONTINUOUS LEADERSHIP DEVELOPMENT OPPORTUNITIES

We regularly offer an integrated suite of customized global leadership development programs for various levels of leaders in the organization. The programs focus on the development of our core leadership competencies, which include developing management skills and building business acumen, global business knowledge and cross-cultural agility.

These programs typically range in length from customized two-day workshops for our frontline leaders to cohort style programs for senior leaders delivered over an eight-month period.	In addition to formal leadership development programs, we offer a custom coaching program to further accelerate the growth and development of leaders within our organization.	We also support meaningful and varied on-the-job experiences and assignments to optimize both business performance and individual development.

Every year, the Human Resources Committee and the Board review the progress made in developing current and future leaders through the succession and talent management program and leadership development programs, with particular focus on the executive officers and potential successors to executive officer roles. Management also conducts a talent management session with the Board annually.

Process for determining executive compensation

The Human Resources Committee consists of four members (Mr. Bertram, Mr. Kostelnik, Mr. Rodgers and Ms. Walker), all of whom are independent directors. None of the members of the Human Resources Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.

In 2022, all of the Human Resources Committee members had direct experience with executive compensation through their previous executive positions and/or their service on human resources/compensation committees at other organizations. In their executive positions, members participated in compensation, benefits and related decisions; implemented or evaluated the design of the Company’s executive compensation programs; and gained experience in other areas of human resources, such as talent management, succession planning, performance management and performance-based compensation.

66	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Committee members

  Jim Bertram

•  Appointed Chair of the Human Resources Committee effective April 29, 2021.

•  Former Chief Executive Officer of Keyera Corporation from 1998 until his retirement in 2014. Keyera is a publicly-traded, midstream oil and gas operator.

•  In his role at Keyera, he had extensive experience in compensation and governance matters.

•  Currently is Chair of the Board of Keyera Corporation and also serves as a director of Emera Inc. and is a member of its Management Resources and Compensation Committee, which oversees executive compensation matters.

Robert Kostelnik

•  Held a number of senior positions during his 16 years with Citgo Petroleum Corporation (CITGO), including VP, Health, Safety and Environmental, VP, Shared Services (Human Resources, Information Technology and Procurement) and VP, Refining.

•  In his role as VP, Shared Services, he was responsible for all human resources activities for the 4,300 employees of CITGO.

•  As VP, Refining, he was responsible for the performance, development and well-being of 2,700 direct employees.

Kevin Rodgers

•  Former Managing Director and Global Head of Foreign Exchange at Deutsche Bank in London (UK) from 2012 to June 2014.

•  Prior to that role, Mr. Rodgers held many other senior leadership roles within foreign exchange and commodities at Deutsche Bank and served on the compensation committees for the businesses he managed.

•  Towards the end of his career, he was a member of the compensation committee for the bank’s entire Fixed Income business - a unit that employed thousands of investment banking professionals.

Margaret Walker

•  Former Vice President, Engineering & Technology for Dow Chemical between 2004 and 2010, with responsibility for 3,500 employees.

•  Prior to that role, Ms. Walker held other senior positions with Dow Chemical and served on various management committees related to human resources programs.

Methanex 2023 Information Circular	67

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Role of the Human Resources Committee	• The Human Resources Committee is responsible for compensation matters with respect to executive officers, including the NEOs.

Role of Management	• Management develops recommendations for the Human Resources Committee.

Role of Compensation Consultant

•  WTW (formerly Willis Towers Watson), the Human Resources Committee’s independent executive compensation consultant, provides advice on governance, executive compensation plan design and best practices.

•  Meridian Compensation Partners (“Meridian”) has also been retained by the Human Resources Committee to provide supplemental independent advice from time to time.

The chart below provides an overview of the compensation decision making process.

Review and analyze compensation	Review recommendations and receive advice	Approve performance goals	Review and approve executive compensation

•  Management reviews the Company’s compensation program design against market and comparator group data, taking good governance practices, shareholder input and the analysis of information (including stress-testing and back-testing of incentive plans) into consideration and develops recommendations for the Human Resources Committee.

• The Human Resources Committee reviews information prepared by management and consults with external compensation consultants.

•  The Human Resources Committee reviews and recommends to the Board for approval the CEO’s annual individual performance goals, which are integrated with the Company’s overall corporate strategy and operating plan and cascaded to determine the annual individual performance goals for all employees, including the NEOs.

• The Human Resources Committee reviews and recommends to the Board for approval the compensation for the CEO and reviews and approves the compensation for the other NEOs.

The Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by compensation advisors. Both the Human Resources Committee and the Board have the ability to exercise discretion in awarding compensation.

68	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Compensation consultants

The Chair of the Human Resources Committee approves the scope of all executive compensation work undertaken by independent consultants. The Human Resources Committee also has the responsibility under its mandate to consider independence factors before selecting such advisors.

Recommendations for 2022 NEO compensation were based on an update from WTW of the comprehensive market assessment provided by them in July 2019. In August 2022, they were engaged to review the peer group used for benchmarking executive compensation and conduct a new comprehensive market assessment, which was used to inform the Human Resources Committee’s decisions related to 2023 NEO compensation.

Other services that WTW provides to the management of the Company include ongoing consulting and third-party administration services for executive supplemental retirement and employee pension plans and occasional non-executive compensation data and assistance. The Human Resources Committee and the Board are aware of, but do not pre-approve, these non-executive services requested by management. WTW’s written mandate to the Human Resources Committee outlines its role and terms of reference as the independent consultant to the Human Resources Committee. This includes confirmation that WTW has well-established safeguards to maintain the independence of its executive compensation consultants, which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest.

During 2022, the Human Resources Committee also retained Meridian to provide an update at its July meeting. The update reviewed the Company’s compensation programs and provided information on recent trends related to executive compensation in North America, particularly with regard to compensation governance oversight, issues and processes. Meridian provides consulting services only to the Human Resources Committee and only with respect to executive compensation, with fees to the Company during 2022 of $30,500 and during 2021 of $23,500.

Total fees paid to Meridian and WTW over the past two years are listed in the table below.

		All Other Fees
Year	Executive Compensation Related Fees ($)	Consulting and Third Party Administration Service Fees for Employee Pension Plans ($)	Consulting and Third-Party Administration Services Fees for Executive Supplemental Retirement Plans ($)	Non-Executive Compensation Related Fees(1) ($)	Total All Other Fees ($)	Total Fees ($)
2022	274,067	127,783	55,013	23,768	206,564	480,631
2021	77,744	126,333	40,984	28,033	195,350	273,094

(1)	Non-executive Compensation Related Fees pertained to a review of director compensation conducted by WTW.

Comparator group for benchmarking executive compensation

Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation of organizations in a comparator group of companies. The Human Resources Committee reviews the comparator group used to establish total compensation for executive officers and monitors the status of comparator companies on a regular basis for their relevance with any changes typically reflected in the year they take effect.

The Company has no publicly traded peers in the methanol industry only, nor are there any Canadian companies in the chemicals industry of comparable size and complexity of operating global operations with the need to draw on a global talent pool. As a result, in order to find the companies and roles with similar scope and complexity, the comparator group was selected from North American-based companies in the chemicals, mining and oil and gas industries with global operations, and, where possible, that operate in a commodity-based or cyclical business. The geographic composition of the group includes U.S. companies because the skills and experience required to operate a large global commodity cyclical company are often drawn from an international market for talent, including companies based in the U.S.

Methanex 2023 Information Circular	69

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

For 2022, the comparator group includes the following twenty companies of comparable size, complexity and industry:

Agnico Eagle Mines Limited*	IAMGOLD Corporation*

Albemarle Corporation	International Flavors & Fragrances Inc.

Ashland Global Holdings Inc.	Kinross Gold Corporation*

Avient Corporation (formerly PolyOne)	Lundin Mining Corporation*

Baytex Energy Corporation*	Olin Corporation

Cabot Corporation	RPM International Inc.

Celanese Corporation	The Chemours Company

Centerra Gold*	Vermillion Energy Inc.*

FMC Corporation	Westlake Chemical Corporation

H.B. Fuller Company	Yamana Gold Inc.*

*	denotes Canadian companies

The Company regularly reviews its comparator group of companies to ensure that it is appropriate and a review was conducted in 2019, when minor changes were made to reflect the Company’s size relative to the companies in the group. Reviews are conducted by third parties and assess the status of comparator companies, taking into consideration share price dynamics, industry and comparative size with the comparator companies ranging from half to two times the Company’s size. The Human Resources Committee reviews and ultimately endorses all changes to the comparator group.

Due to the results of the most recent advisory say on pay (“SOP”) vote, the Human Resources Committee accelerated its review of the comparator group, which resulted in the removal of eight companies and the addition of seven new companies. The composition of the group was also adjusted by reducing the weighting of mining companies, increasing the weighting of oil and gas companies and maintaining the weighting of chemicals companies. The Human Resources Committee also affirmed the importance of including U.S. chemical companies as they represent the closest peers for our business in terms of size and geographic spread in the absence of any Canadian peers of comparable size and scale. The resulting comparator group will be used to inform compensation decisions for 2023.

Shareholder feedback on executive compensation

The Board appreciates the importance that shareholders place on executive compensation and believes that it is essential to engage shareholders on this topic. In addition to the avenues available to shareholders to give feedback that are identified in Shareholder Engagement on page 41, the Company provides an opportunity via our website for shareholders to provide direct feedback to management regarding our approach to executive compensation as disclosed in this Information Circular. We offer this opportunity on an annual basis and information on how to provide the feedback is available to shareholders at the Investor Relations section of our website from March 23, 2023 (the date this Information Circular is anticipated to be filed with securities regulators) until June 30, 2023. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish, and may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2023 Human Resources Committee meeting to determine whether any actions should be taken to address concerns raised. We will report on this process in our annual disclosure documents next year.

2022 SOP voting results

In addition to the ongoing outreach to our shareholders, we met with six of our top shareholders who held, in total, approximately 50% of our issued and outstanding shares in advance of the 2022 Annual General Meeting to make members of senior management and the Board available to discuss any matters of interest relating to executive compensation. We were pleased that the shareholders with whom we met expressed no concerns about our approach to executive compensation, including our comparator group selection and pay philosophy. As part of our regular shareholder outreach process, we met with our largest shareholders again in November to address our SOP vote results and discuss executive compensation and were pleased that no concerns were raised regarding our pay philosophy. In consideration of our vote results, we took the following actions that included making certain changes to our executive compensation programs.

70	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

What we heard from shareholders/ISS	How we responded

Comparator group pay for performance alignment

ISS was critical of our pay for performance alignment based on their prescribed test that compares our share price performance to that of a comparator group of companies that is determined based on different criteria than we use.

We brought forward the regular independent review of our compensation comparator group and the Board confirmed that the criteria for selecting North American headquartered commodity-based or cyclical companies with global operations in the chemicals, oil and gas, and mining industries remained appropriate. Our comparators are not limited to Canadian companies because the people with the skills and experience to operate a large commodity cyclical chemical company with a broad geographic scope are often drawn from the international market.

As a result of the review, the Board removed eight companies and added seven new companies. The composition of the group was also adjusted by reducing the weighting of mining companies, increasing the weighting of oil and gas companies, and maintaining the weighting of chemical companies. The Board also affirmed the importance of including U.S. chemical companies since they most closely reflect our business and we have no comparable Canadian peers.

TSR calculation methodology The methodology we use to calculate the relative total shareholder return (“TSR”) measure in our Performance Share Units (“PSUs”) is not aligned with the market.

We reviewed the current approach of taking the 12-quarter average of the spread between the Company’s TSR and the TSR of the S&P Composite 1500 Chemicals Index, which was originally adopted to address the extreme volatility observed in our share price and reduce the chance of windfall payouts. We recognize that this potentially differs from our shareholders’ experience. As a result, starting with the 2023 PSU grant, we will calculate the spread based on a point-to-point approach using the 30-trading-day average to determine the starting and ending share price for calculating relative TSR.

PSU vesting schedule Our PSUs vest immediately in the event of a change of control of the Company (“single trigger”), which is not aligned with the market.	Starting with our 2023 grant, our PSUs will only vest in the event of a change of control and termination of employment (“double trigger”).
Emphasis on single modified metric ISS raised a concern about the use of Modified ROCE as a metric in our short- and long-term incentive plans.

We use Modified ROCE, which measures the quality of returns to shareholders, because our long-term business strategy relies on investing in large capital assets that are designed to run for long periods of time. Targets are based on achieving a return above our weighted average cost of capital, which aligns with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations. The Board regularly reviews our incentive plan metrics and have determined that the use of Modified ROCE is appropriate in our short- and long-term incentive plans due to the volatile and cyclical nature of our business. Shareholders we met with expressed no concern about the use of this metric in both plans.

Report on the 2022 shareholder survey

In 2022, we did not receive any feedback through our website from shareholders regarding our approach to executive compensation.

Methanex 2023 Information Circular	71

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Compensation policies and practices risk review

The mandate of the Human Resources Committee requires an annual review of the Company’s compensation policies and practices to confirm they align with the Company’s risk management principles, do not encourage inappropriate or excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In its deliberations, the Human Resources Committee considered, among other things, the following key features of such policies and practices:

Program structure

•	Our short-term incentive and PSU awards are not guaranteed and have maximum limits, based on predefined plan provisions and the calculation formula;

•

There is a proportionately greater award opportunity derived from the long-term, equity-based incentive plan compared to the short-term incentive plan, creating a greater focus on sustained performance over time;

•

The application of a Modified ROCE metric, as defined below, that aligns employees with the balanced objectives of increasing revenues, reducing costs and managing net assets is a significant component of the short-term incentive award;

•

We use two distinct long-term incentive vehicles – PSUs and stock options/SARs/TSARs – that vest over a number of years, thereby providing strong incentives for sustained operational and financial performance; and

•

Our long-term incentive plan awards are made annually and have overlapping vesting and performance periods, such that at any one time, multiple potential awards are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance and maintaining executives’ exposure to the risks of their decisions in the long-term.

Stress-testing CEO compensation

While annual compensation awards made to the CEO are based on current year corporate and individual performance, the ultimate value from long-term incentive plan awards is linked to, and dependent upon, the Company’s ability to replicate and sustain successful annual performance over the longer-term.

WTW assessed the Company’s CEO pay and TSR relative to the Company’s comparator group over the prior three-year period ending December 31, 2021 and determined that relative pay and performance was reasonably aligned to our comparators.

Share ownership requirements

We believe in the importance of our management team owning Common Shares to more fully align management with shareholder interests. We have significant share ownership requirements for all executive officers and share ownership guidelines for all management employees eligible to receive long-term incentives, which are monitored annually by the Human Resources Committee.

Role	Ownership Requirement
CEO		5x	of base salary

Other executive officers	3x		of base salary

Equity ownership includes Common Shares and deferred share units (“DSUs”). The value of stock options/SARs/TSARs and PSUs are not considered when determining share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs/TSARs or the vesting of PSUs to achieve their share ownership requirement. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date each individual became an executive officer. All other management of the Company who are eligible to receive long-term incentives are subject to share ownership guidelines appropriate to the level of their position.

72	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

The following table summarizes each NEO’s progress towards meeting their respective share ownership requirement as at December 31, 2022.

Named Executive Officer(1)	Minimum Ownership Requirement (as Multiple of Base Salary)	Common Shares Beneficially Owned or Over Which Control or Direction is Exercised (Units)	Value of Shares ($)	DSUs Held (Units)	Value of DSUs ($)	Total Holdings (Units)	Value of Total Holdings ($)	Ownership Requirement Achieved (as Multiple of Base Salary)(2)

John Floren	5 times	158,151	7,850,616	—	—	158,151	7,850,616	5.4 times

Ian Cameron	3 times	33,139	1,645,020	51,897	2,660,240	85,036	4,305,260	6.2 times

Vanessa James	3 times	37,657	1,869,293	—	—	37,657	1,869,293	3.1 times

Rich Sumner	3 times	14,687	729,063	—	—	14,687	729,063	1.4 times

Kevin Henderson	3 times	39,044	1,938,144	—	—	39,044	1,938,144	3.5 times

(1)

Mr. Floren retired effective January 1, 2023; Mr. Cameron retired effective March 1, 2023; Ms. James left the Company effective March 1, 2023; Mr. Henderson retired effective February 1, 2023. Mr. Sumner was promoted to SVP, Marketing & Logistics on October 1, 2021 and his deadline to achieve his share ownership requirement is October 1, 2026.

(2)

Value of shares is based on $49.64 per Common Share, which was the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2022. Value of DSUs is based on $51.26 per Common Share, which was the closing price of the Common Shares on the TSX on December 30, 2022. The multiple shown demonstrates the extent to which the requirement has been achieved and is based on the respective 2022 base salary.

Committee discretion

•

The Human Resources Committee and Board have discretion to adjust payouts under both the short- and long-term incentive plans to reflect corporate performance through our core business operations and the level and type of risk taken to achieve results; and

•

The incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the short-term incentive calculation enables the Human Resources Committee to direct a zero payout for this component to any executive in any year if the individual executive did not perform well or engaged in activities that pose a financial, operational or other undue risk to the Company.

Recoupment policy

The Company’s Recoupment Policy applies to all employees, officers and directors. If the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to restate its financial results; or (2) there is a determination that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board, in its sole discretion, can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.

Hedging policy

The Company’s Confidential Information and Trading in Securities Policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders, which include all of the Company’s executive officers and directors, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or equity based incentive awards that they hold. Insiders are also prohibited from short selling the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

Methanex 2023 Information Circular	73

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Elements of executive compensation

All amounts in this section “Elements of Executive Compensation” are in Canadian dollars except where otherwise noted.

The 2022 target executive compensation mix is illustrated in the table below.

		At Risk Payouts
	Base Salary	Short-Term Incentive Award	Stock Options/ SARs/TSARs	PSUs	Total Compensation “ At Risk”
CEO	16%	20%	32%	32%	84%
All Other NEOs	29%	21%	25%	25%	71%

CEO	ALL OTHER NEOs

74	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

	Link to program objectives	Key features

Base Salary

•  standard element in executive compensation packages

•  essential to attract and retain individuals who have the leadership and management skills to drive the growth and success of our business

•  only portion of total direct compensation that is not “at-risk”

• provides a stable source of income • competitive with the market
Short-Term Incentive	• cash-based annual incentive • encourages executives to focus on specific corporate and individual goals that support our operational business priorities	• target opportunity set as a percentage of salary • awarded only if threshold performance levels are met
Long-Term Incentives
Stock Options/SARs/TSARs	• equity-based incentive that links executive pay to long-term share price growth • focuses on creating long-term shareholder value	• vest over three years • expire after seven years • only have value if our share price rises • settled in shares or cash
PSUs

•  equity-based incentive that links compensation to building long-term shareholder value

•  balances short-term operating focus with long-term strategic financial goals

•  aligns long-term financial interests of executive management with those of our shareholders

• designed to reward executives for achieving relative total shareholder return and Modified ROCE over a three-year period • settled in a combination of cash and shares
DSUs

•  equity-based compensation that facilitates building a long-term stake in the Company

•  executives who have not yet met their share ownership requirement may elect to receive a portion of their short-term incentive award in DSUs

• may only be redeemed after the executive retires • settled in cash
Indirect Compensation
Perquisites and other benefits	• standard element in total rewards program • helps keep program competitive	• value of perquisites is capped
Retirement Plans	• critical element of a total rewards program • helps attract and retain executive talent	• senior executives receive retirement benefits through a defined contribution plan*

*	Except one, Mr. Henderson, who was a grandfathered participant in a closed defined benefit retirement plan.

Methanex 2023 Information Circular	75

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Base salary

Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a market competitive salary range, targeted to be at the 50th percentile of the comparator group of companies. Initial placement within the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Human Resources Committee retains an external consultant to assist with this process. The CEO recommends to the Human Resources Committee for its approval the initial placement and annual salary reviews for all other executive officers, including the other NEOs. Over time, base salary can approach and may exceed the median of the salary range based on an executive’s experience, long-term performance and the scope of the executive’s role.

Short-term incentive plan

The Company’s short-term incentive plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The short-term incentive award is based on two components:

•	corporate performance comprises 70% of the total award and aligns the interests of executives with an overall corporate performance measure linked to strategy, and

•	individual performance comprises 30% of the total award and recognizes each executive’s individual contribution to annual strategic and operational business priorities.

The target award percentage is determined by the Board each year. The table below outlines the 2022 target award for each NEO:

Named Executive Officer	Target STI Award (as % of Annual Base Salary)
CEO	125%
SVP Finance & CFO	75%
Other NEOs	70%

Short-term incentive awards can range from 0% to 200% of the target award based on a combination of individual performance and corporate performance.

a) Corporate performance component

For 2022, as in past years, the Board determined that the corporate performance component should be based on profitability, as measured by the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”). Modified ROCE is defined as adjusted earnings before interest and taxes (after-tax) divided by average productive capital employed. Average productive capital employed is the sum of average total assets (excluding plants under construction) less the average of current non-interest bearing liabilities.

The short-term incentive plan provides for the following payout levels based on corporate performance results:

Payout Range	Threshold 0%	Target 100%	Maximum 200%

Modified ROCE	0%	12%	18%

The payout factor for performance between threshold, target and maximum is interpolated on a straight-line basis.

Modified ROCE

The Board has reviewed a number of measures of profitability and determined that Modified ROCE is an appropriate measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. The Board monitors the appropriateness of this measure on an ongoing basis.

76	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

In 2022, the Board established 12% Modified ROCE as the performance target, with break-even net income as the performance minimum and 18% as the performance maximum. The Company’s actual Modified ROCE in 2022 was 11.4%, resulting in a payout level of 95%.

•

The Company uses an enduring standard for setting the Modified ROCE target based on achieving a long-term return above the Company’s weighted average cost of capital (“WACC”), thus ensuring that a target payout is achieved only when returns exceed the WACC. We believe that this is aligned with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations.

•

The enduring standard we set for Modified ROCE does not take into account anticipated annual changes in commodity prices or broader economic factors, which results in greater variability of payouts. We do not decrease our targets when Modified ROCE is expected to be lower in a given year because methanol prices are lower nor do we raise them when Modified ROCE is expected to be higher in a given year. We believe that our performance standards and payout levels should align with an appropriate level of return for shareholders, regardless of the shorter-term economic conditions. This means that payouts will be low when our return is low, even if management has outperformed budget expectations. We believe this aligns the interests of management directly with the interests of our shareholders.

•

The Board reviews the threshold, target and maximum ROCE targets each year to ensure that they remain appropriate, primarily in light of our WACC, historical Modified ROCE results and the ROCE of our comparator companies.

•

The Modified ROCE target is set independently of our annual budgeting process, which allows the budget to focus on expected results in the particular conditions, while incentives focus on long-term shareholder value creation.

•

The Board understands we are in a cyclical business and that our shareholders take a longer-term view of their share ownership. The use of an enduring standard ensures that management similarly takes a long-term view; they understand that payouts will be low when commodity prices are low, but that if they remain with the Company over the long-term, their annual incentives will likely average out to approximately target.

Each year, management prepares and presents the ROCE calculation for review at the first regularly scheduled meeting of the year of the Audit, Finance and Risk Committee. Subsequent to the Audit, Finance and Risk Committee meeting, the full Board of Directors reviews and approves the ROCE calculation.

Over the last ten years, we have paid out below target six times and above target four times, which highlights the alignment of short-term incentive awards with the commodity-cyclical nature of our business and the Board’s objectives for the plan, with Modified ROCE and payouts as follows:

Year	Modified ROCE	Corporate Payout Level

2013	23%	200%

2014	16%	154%

2015	6%	48%

2016	0.4%	3%

2017	12.9%	99%

2018	18.5%	192%

2019	4.1%	34%

2020	(0.2)%	0%

2021	18.0%	200%

2022	11.4%	95%

Methanex 2023 Information Circular	77

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

b) Individual performance component

All of our employees, including each of our executive officers, set annual individual performance goals that are aligned with the Company’s overall strategic goals, including goals related to our environmental, health and safety performance. The individual performance goals are designed to be challenging yet attainable. The annual individual performance goals of the CEO are approved by the Board and the CEO approves the annual individual performance goals for the Company’s executive officers, including the other NEOs.

The Human Resources Committee assigns the CEO’s individual performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their individual performance ratings and such ratings are reviewed and approved by the Human Resources Committee. The individual performance component of the short-term incentive award is based on a number of measures for each executive.

JOHN FLOREN President & CEO

Under Mr. Floren’s leadership, the Company delivered strong financial results in 2022. Successes included continuing the Company’s long track record of returning excess cash to shareholders, excellent execution of Geismar 3, the integration of sustainability into the Company’s business and strategy and the facilitation of a smooth CEO transition.

Based on a combination of corporate and individual performance achieved in 2022, the Board awarded the CEO a short-term incentive award. The Human Resources Committee and Board considered his overall individual performance for 2022, which exceeded expectations, and assigned him an individual performance rating of 200%. The calculation of the short-term incentive award for the CEO is detailed in the following table.

Mr. Floren retired from the Company effective January 1, 2023.

95% Corporate Performance Assessment	×	70% Corporate Performance Weighting	+	200% Individual Performance Assessment	×	30% Individual Performance Weighting	=	127% Overall Performance Result

SHORT-TERM INCENTIVE AWARD CALCULATION(1) ($)

Named Executive Officer	Annualized Base Salary		Short-Term Incentive Target Percentage		Overall Performance Result		Total

John Floren	$1,416,425	x	125%	x	127%	=	$2,249,000

(1)	The short-term incentive award calculation is (annualized base salary) x (short-term incentive target percentage) x (overall performance result), rounded to the nearest thousand dollars.

78	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

IAN CAMERON Senior Vice President, Finance & Chief Financial Officer

Mr. Cameron was responsible for the global finance function and had executive oversight of the Company’s manufacturing operations in Trinidad. In 2022, Mr. Cameron and his finance team continued the Company’s focus on disciplined capital allocation between maintaining the business, growth, and returning excess cash to shareholders through a sustainable growing dividend and a flexible share buyback program. Mr. Cameron and his team demonstrated strong leadership in managing operations in Trinidad during 2022, with strong safety and plant reliability results.

Mr. Cameron retired from the Company effective March 1, 2023.

VANESSA JAMES Senior Vice President, Corporate Development & Sustainability

Ms. James was responsible for the corporate development and sustainability function and had executive oversight of the Company’s manufacturing operations in New Zealand. Accomplishments in 2022 included leading the smooth execution of the Geismar 3 project that is on-time, on-budget and has excellent safety results. In addition, she and her team also made good progress on exploring potential future growth opportunities. Ms. James also led the integration of sustainability into the Company’s strategy process. The New Zealand operations performed well in 2022 and the planned turnaround was executed smoothly.

Ms. James left the Company effective March 1, 2023.

RICH SUMNER Senior Vice President, Global Marketing & Logistics

In 2022, Mr. Sumner was responsible for the Global Marketing and Logistics function, including global market development and the majority-owned subsidiary, Waterfront Shipping. He also had executive oversight for the Company’s North American manufacturing operations. Mr. Sumner and his team substantially increased our Atlantic basin sales and made significant progress in establishing methanol as a marine fuel. The supply chain team demonstrated exceptional flexibility throughout the year to keep customers seamlessly and safely supplied. In addition, the North American operations experienced excellent safety performance and made good progress towards the utilization of low-carbon methanol as a fuel and a raw material for producing low-carbon chemicals.

Mr. Sumner was appointed President & CEO effective January 1, 2023.

Methanex 2023 Information Circular	79

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

KEVIN HENDERSON Senior Vice President, Manufacturing

Mr. Henderson was responsible for the global manufacturing function and had executive oversight of the Company’s manufacturing operations in Chile. During 2022, Mr. Henderson and his team achieved excellent reliability in Chile despite uncertain gas availability. The team also achieved outstanding safety results and environmental performance at each site while delivering excellent reliability.

Mr. Henderson retired from the Company effective February 1, 2023.

Based on the corporate and individual performance achieved in 2022, the Board awarded each NEO a short-term incentive award. The individual performance results for each of the NEOs exceeded or significantly exceeded expectations and the CEO assigned performance ratings for each of them that were subsequently reviewed and approved by the Human Resources Committee. The formula used to calculate short-term incentive payments for the NEOs is: annualized base salary times target percentage times overall performance result (corporate and individual), with the target percentage shown in the table on page 76.

Long-term incentive plan

The Company’s long-term incentive plan is designed to retain talented executives, reward them for their contribution to the long-term success of the Company and align their interests with those of shareholders. All executive officers receive 50% of the value of their long-term incentive awards in PSUs and 50% in stock options/SARs/ TSARs. In addition, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of their short-term incentive award as deferred share units (“DSUs”), which are linked to long-term value creation.

The Board is focused on ensuring a strong linkage between pay and actual Company performance and monitors the appropriateness and effectiveness of the plan design (including payout vehicles, target levels, target range and performance measures) on an ongoing basis.

The annual grant of stock options/SARs/TSARs and PSUs is established at the March Board meeting and the grant date is the date of that Board meeting. The number of stock options/SARs/TSARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility.

The target award percentage for all NEOs is determined by the Board each year based on competitive market data. The table below outlines the 2022 target award:

Named Executive Officer	Target LTI Award (as % of Annual Base Salary)

CEO	410%

SVP Finance & CFO	195%

Other NEOs	165%

The long-term incentive plan has three components: stock options/SARs/TSARs, PSUs and DSUs.

a) Stock option/SARs/TSARs plans

Under the stock option/SARs/TSARs plans, executive officers are eligible for grants of Company stock options/ SARs/TSARs. Stock options/SARs/TSARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the NASDAQ in US dollars on the day before the date of the grant. Stock options/SARs/TSARs expire seven years after their date of grant.

80	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Stock options/SARs/TSARs granted in 2022 represent 0.44% of the total number of outstanding Common Shares of the Company as at December 31, 2022 (0.51% at December 31, 2021 and 1.15% at December 31, 2020). The plans expressly prohibit the re-pricing of stock options or the exchange of underwater stock options for cash or other awards.

As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options/SARs/TSARs and 50% in PSUs. The table below shows the number of stock options/SARs/TSARs granted to each NEO in 2022 as part of their long-term incentive award:

Named Executive Officer	TSARs (# granted)

John Floren	109,000

Ian Cameron	24,700

Vanessa James	18,400

Kevin Henderson	16,600

Rich Sumner	15,200

The table below shows the aggregate number of stock options/SARs/TSARs granted in 2022 and 2021 and their ratio to outstanding shares as at December 31, 2022 and 2021, respectively.

	Stock Options/SARs/ TSARs Granted in 2022(1) (#)	Number of Stock Options/SARs/TSARs Granted in 2022 as a Percentage of Outstanding Common Shares at Dec. 31, 2022(2) (%)	Stock Options/SARs/ TSARs Granted in 2021 (#)	Number of Stock Options/SARs/TSARs Granted in 2021 as a Percentage of Outstanding Common Shares at Dec. 31, 2021(3) (%)

CEO	109,000	0.16%	126,300	0.17%

NEOs (4 individuals, excluding CEO)	74,900	0.11%	91,200	0.12%

Other managers (27 individuals)	120,220	0.17%	167,130	0.22%

Total	304,120	0.44%	384,630	0.51%

(1)	In 2022, all NEOs received TSARs since they were Canadian employees.

(2)	The Company had 69,239,136 Common Shares outstanding as at December 31, 2022. This number assumes that all shares purchased through the Normal Course Issuer Bid as at December 31, 2022 were cancelled.

(3)	The Company had 74,774,087 Common Shares outstanding as at December 31, 2021.

Methanex 2023 Information Circular	81

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

b) Performance share unit plan

PSUs are notional shares credited to a “PSU Account”. Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year have a performance period intended to be three years in total and will normally vest on December 31 in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2022 will vest on December 31, 2024 and at the time of vesting, a minimum of 0% to a maximum of 200% of total PSUs granted will vest depending on the Company’s performance against predetermined criteria. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan.

We use two performance measures, relative Total Shareholder Return (“TSR”) and three-year average Modified ROCE, which align with shareholder interests.

One-half of the performance criteria is relative TSR, defined as the Company’s absolute TSR in relation to the S&P Composite 1500 Chemicals Index (with payout capped at target of 100% if the Company’s absolute TSR is negative). The other half is the three-year average Modified ROCE over the period from January 1, 2020 to December 31, 2022 (the “Measurement Period”).

Relative TSR is calculated as the twelve-quarter average of the Company’s absolute TSR compared with the TSR of the S&P Composite 1500 Chemicals Index, where absolute TSR is the change (if any) in value of an initial hypothetical investment of US$100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested.

In response to shareholder feedback and after a review of market practice, the Board amended how relative TSR is calculated. Starting with grants in 2023, relative TSR will be calculated by using the 30-trading day average to determine the starting and ending share price instead of the current approach. Modified ROCE is defined as adjusted earnings before interest and taxes (after-tax) divided by average productive capital employed. Average productive capital employed is the sum of average total assets (excluding plants under construction) less the average of current non-interest bearing liabilities.

The following table shows the relative TSR and Modified ROCE performance levels used to determine the number of PSUs that will vest based on the degree to which the relative TSR and Modified ROCE are achieved during the applicable Measurement Period.

Payout Range	Threshold 0%	Target 100%	Maximum 200%	Weighting

Relative TSR vs. S&P Composite				50%
Chemicals 1500 Index(1)	(2)%	0%	4%

Modified ROCE (3-Year Average)				50%
	0%	12%	18%

(1)	Payout is capped at target if absolute TSR is negative.

The payout factor for performance between threshold, target and maximum is interpolated on a straight-line basis.

82	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

The following table shows the actual vesting levels of PSUs that have vested over the last 10 years.

PSU Grant Date (Feb/March)	PSU Vesting Date (December 31)	Actual Percentage of PSUs Vested(1)

2011	2013	120%

2012	2014	120%

2013	2015	120%

2014	2016	25%

2015	2017	25%

2016	2018	150%

2017	2019	25%

2018	2020	25%

2019	2021	89%

2020	2022	149%

(1)

Prior to 2014, the vesting range was a minimum of 50% to a maximum of 120% of PSUs granted. From 2014 to 2018, the vesting range was a minimum of 25% to a maximum of 150%. Starting in 2019, the vesting range is a minimum of 0% to a maximum of 200%.

The table below shows the number of PSUs granted to each NEO in 2022 as part of their long-term incentive award:

Named Executive Officer	PSUs (# granted)

John Floren	46,400

Ian Cameron	10,500

Vanessa James	7,800

Kevin Henderson	7,100
Rich Sumner	6,500

In general, vested PSUs (less withholding tax) are settled in a combination of cash and Common Shares, which are purchased on behalf of employees in the open market. PSUs do not entitle participants to any voting or other shareholder rights.

c) Deferred share unit plan

Under the DSU Plan, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of their short-term incentive award in DSUs. Such election must be made by the executive officer in mid-December of the fiscal year to which the award relates. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year.

A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements.

DSUs held by executive officers are redeemable only after the date on which the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1st of the calendar year beginning after the Termination Date but the executive officer cannot choose a retroactive date. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1st of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

Methanex 2023 Information Circular	83

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Benefits and perquisites

Benefits and perquisites for executive officers include participation in retirement plans, as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares in the open market.

The Company also provides a single, fixed amount, taxable perquisite allowance for executives for financial planning, automobile, social club, fitness and household security in lieu of individual allowances for each perquisite.

Total compensation expense

The total compensation expense as disclosed in the Summary Compensation Table attributable to the NEOs was 0.45% of the Company’s revenue in 2022.

Total shareholder return comparison

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2017 with the cumulative total return of the S&P/TSX Composite Index, for the five most recently completed financial years. All amounts in the following graph and table are in Canadian dollars.

CUMULATIVE VALUE OF $100 INVESTMENT (DIVIDENDS REINVESTED)

(1)

For Total Return calculations, the graph reflects the total cumulative total shareholder return for $100 invested on December 31, 2017 and dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.

84	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Trend in total shareholder return compared to trend in executive compensation

NEO total compensation and the year-over-year change for the last five years is shown in the table below. NEO total compensation in 2022 (as disclosed in the Summary Compensation Table) is 8% more than it was in 2018 and the trend is aligned with our pay for performance philosophy and the cyclical nature of our industry. The decrease in 2022 compensation compared with 2021 reflects the lower short-term incentive award resulting from a lower corporate performance factor of 95% in 2022 compared with 200% in 2021. Total compensation includes base salary, the actual value of the short-term incentive award and the target value of the long-term incentive award, where value is only realized upon the achievement of performance targets and share price appreciation.

	2018	2019	2020	2021	2022

NEO Total Compensation (millions)	$18.1	$15.7	$14.8	$21.0	$19.6

Percent Change Over Prior Year	18%	(13)%	(6)%	42%	(7)%

However, a comparison of NEO total compensation to the total cumulative shareholder return over a period of time does not fully illustrate the linkages between NEO total compensation and total shareholder return. A more complete comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs/TSARs and PSUs. The value of outstanding stock options/SARs/TSARs and PSUs varies based on the share price at the time of valuation.

The following graph illustrates the annual change in cumulative total shareholder return on a $100 investment in the Company’s Common Shares compared with the aggregate annual NEO Compensation (defined in footnote (1) below) of NEOs in each year of the five-year period ending on December 31, 2022.

AGGREGATE ANNUAL NEO COMPENSATION(1) AND ANNUAL CHANGE IN CUMULATIVE TSR(2)

(1)	Aggregate Annual NEO Compensation for each year is calculated by adding the realized compensation for all NEOs in such year and the total change in NEO unrealized compensation year over year.

Methanex 2023 Information Circular	85

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Realized compensation is calculated by adding base salary, plus annual incentive earned in that year (and paid in the following year) as reported in the Summary Compensation Table plus the realized value for exercised stock options/SARs/TSARs and settled PSUs in that year.

The total change in unrealized compensation is the difference between the value of all outstanding stock options/SARs/TSARs and PSUs at December 31st of the current year and the value of all outstanding stock options/SARs/TSARs and PSUs at December 31 of the previous year. This also includes the difference between the actual proceeds the NEO received from exercised stock options/ SARs/TSARs and/or settled PSUs in the current year and the value of those stock options/SARs/TSARs and PSUs at December 31st of the previous year.

Aggregate Annual NEO Compensation does not include changes in the value of Common Shares held. All executive officers are subject to share ownership requirements. See “Share Ownership Requirements” for more information.

(2)

Annual Change in Cumulative TSR reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five-year period beginning on December 31, 2017 as set out in the graph under the heading “Total Shareholder Return Comparison” on page 84.

For the purposes of this graph, the values for outstanding stock options/SARs/TSARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31st for each of the years included in this graph. The value of all outstanding stock options/SARs/TSARs at December 31st is calculated using the difference between the closing price of the Common Shares on the TSX and the exercise price and number of outstanding stock options/SARs/TSARs on that date for each grant. The value of all outstanding PSUs at December 31st is calculated using the closing price of the Common Shares on the TSX and the number of outstanding PSUs on that date.

86	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Statement of executive compensation

All amounts in this section “Statement of Executive Compensation” are in Canadian dollars except where otherwise noted.

Summary compensation

The following table sets forth a summary of compensation earned during the last three years by the Company’s NEOs.

SUMMARY COMPENSATION TABLE

					Non-Equity Incentive Plan Compensation

Name and Principal Position(1)	Year	Base Salary(2) ($)	Share- Based Awards(3) ($)	Option- Based Awards(4) ($)	Annual Incentive Plans(5) ($)	Long- Term Incentive Plans	Pension Value(6) ($)	All Other Compen- sation(7) ($)	Total Compen- sation ($)

John Floren	2022	1,416,425	2,886,080	2,886,839	2,249,000	—	350,565	301,082	10,089,991

President & CEO	2021	1,299,500	2,711,976	2,709,775	3,249,000	—	321,626	199,583	10,491,460
	2020	1,287,000	2,465,820	2,465,333	—	—	318,533	222,830	6,759,516

Ian Cameron	2022	684,675	653,100	654,174	575,000	—	131,800	137,303	2,836,052

Senior VP, Finance & CFO	2021	655,200	648,516	650,089	983,000	—	126,126	98,480	3,161,411
	2020	648,900	591,014	591,124	292,000	—	124,913	115,126	2,363,077

Vanessa James	2022	600,875	485,160	487,320	534,000	—	112,364	129,671	2,349,390

Senior VP, Corporate Development & Sustainability	2021	553,250	456,909	459,139	775,000	—	103,458	101,057	2,448,813
	2020	540,750	418,798	417,264	227,000	—	101,120	106,550	1,811,482

Rich Sumner	2022	496,375	404,300	402,568	441,000	—	92,822	424,755	2,261,820

Senior VP, Global Marketing & Logistics	2021	422,950	239,263	239,009	401,000	—	70,726	209,971	1,582,919
	2020	401,700	217,618	217,499	108,465	—	64,071	721,275	1,730,628

Kevin Henderson	2022	542,025	441,620	439,647	425,000	—	70,661	106,007	2,024,960

Senior VP, Manufacturing	2021	518,700	437,257	435,538	726,000	—	230,745	93,198	2,441,438
	2020	513,713	395,314	396,401	162,000	—	529,566	99,037	2,096,031

(1)	Mr. Floren retired effective January 1, 2023; Mr. Cameron retired effective March 1, 2023; Ms. James left the Company effective March 1, 2023; Mr. Henderson retired effective February 1, 2023.

(2)	Values in this column reflect base salary from January 1st to December 31st each year. Salary increases are effective from April 1st of each year.

(3)

This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. At the time of vesting, a minimum of 0% to a maximum of 200% of PSUs will vest depending on the Company’s performance against predetermined criteria. The performance criteria is based on an equal combination of a) total shareholder return compared against the TSR of the S&P Composite 1500 Chemicals Index over the period January 1, 2022 to December 31, 2024 and b) the three-year average Modified ROCE over the same period. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted (2022: $62.20; 2021: $49.13; 2020: $39.14). This valuation methodology is different than the accounting fair value. In calculating the accounting fair value, the Company uses the Monte Carlo pricing model to assign a probability weighted ROCE and relative TSR factor to determine the number of PSUs that would be included in the valuation in accordance with the PSU Plan. The 2020, 2021 and 2022 accounting fair values, as calculated on the grant date based on the Monte Carlo pricing model, are: CEO (2022: US$3,144,528; 2021: US$2,594,400; 2020: US$1,400,853), CFO (2022: US$711,585; 2021: US$620,400; 2020: US$335,760), Senior VP, Corporate Development & Sustainability (2022: US$528,606; 2021: US$437,100; 2020: US$237,923), Senior VP, Global Marketing & Logistics (2022: US$440,505; 2021: US$228,890; 2020: US$123,631), Senior VP, Manufacturing (2022: US$481,167; 2021: US$418,300; 2020: US$224,581).

Methanex 2023 Information Circular	87

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

(4)

This column reflects the grant date fair value of stock options/SARs/TSARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs/TSARs granted by the Canadian dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2022: exercise price = $62.20, Black-Scholes valuation factor = 42.58%; 2021: exercise price = $49.13, Black-Scholes valuation factor = 43.67%; 2020: exercise price = $39.14, Black-Scholes valuation factor = 22.21%). This value is the same as the accounting fair value of the full grant but is not adjusted by the vesting schedule. The actual exercise price of stock options under the Stock Option/SARs/TSARs Plan is the US dollar closing price of the Common Shares on NASDAQ on the day before the stock options/SARs/TSARs were granted.

(5)

These annual short-term incentive awards are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. No NEOs elected to convert their annual incentive payment to DSUs as permitted under the terms of the DSU Plan.

(6)

The amounts shown for Messrs. Floren, Cameron, Sumner and Ms. James include the Company’s pension contributions both to the Company’s regular defined contribution pension plan in Canada and its supplemental defined contribution retirement plan in Canada. Due to US tax rules for US tax residents, Mr. Floren’s supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenues. The amount shown for Mr. Henderson is the change in value under the Company’s closed Canadian defined benefit and supplemental defined benefit plans.

(7)	The amounts shown represent:

•

For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2022: $138,120 (2,677 units); 2021: $62,983 (1,237 units); 2020: $84,855 (3,969 units), perquisite allowance (2022: $66,000; 2021: $66,000; 2020: $66,000) and other miscellaneous items.

•

For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2022: $32,567 (631 units); 2021: $15,026 (295 units); 2020; $19,947 (933 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2022: $42,111 (831 units); 2021: $20,829 (407 units); 2020: $32,554 (1,685 units)), perquisite allowance (2022: $57,000; 2021: $57,000; 2020: $57,000) and other miscellaneous items.

•

For Ms. James: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2022: $23,330 (452 units); 2021: $10,769 (212 units); 2020: $14,387 (673 units)), perquisite allowance (2022: $57,000; 2021: $57,000; 2020: $57,000) and other miscellaneous items.

•

For Mr. Henderson: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2022: $21,906 (425 units); 2021: $10,263 (202 units); 2020: $13,851 (648 units)), perquisite allowance (2022: $57,000; 2021: $57,000; 2020: $57,000) and other miscellaneous items.

•

For Mr. Sumner: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2022: $14,171 (275 units); 2021: $5,345 (105 units); 2020: $6,079 (284 units)), perquisite allowance (2022: $57,000; 2021: $30,450), car allowance (2020: $21,600), payment related to trailing tax obligations from international assignments (2022: $324,137; 2021: $141,882), housing allowance related to international assignment (2020: $393,028), other assignment-related expenses and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. In all years, no NEO spent 25% or more of the value of their perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Outstanding Option-Based Awards and Share-Based Awards” found below.

88	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Incentive plan awards

The following table sets forth information concerning outstanding option-based awards and share-based awards (PSUs) held by the NEOs as at December 31, 2022.

OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

		Option-Based Awards					Share-Based Awards

Named Executive Officer(1)	Year Granted	Securities Underlying Unexercised Options/ SARs/TSARs (#)	Option/ SAR/ TSAR Exercise Price(2) (US$)	Option/ SAR/TSAR Expiration Date	Vested Unexercised Options/ SARs/TSARs at Year End (#)	Value of Unexercised In-the- Money Options/ SARs/ TSARs(3) ($)	Shares or Units That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Been Vested(4) ($)	Market or Payout Value of Vested Share- Based Award Not Paid Out or Distributed(5) ($)

John Floren	2022	109,000	48.49	Mar 9, 2029	—	—	47,142	—	—

	2021	126,300	38.79	Mar 3, 2028	42,100	—	56,535	—	—

	2020	283,600	29.27	Mar 4, 2027	189,066	3,295,432	66,529	—	4,998,025

	2019	110,200	57.60	Mar 7, 2026	110,200	—		—	—

	2018	108,000	54.65	Mar 1, 2025	108,000	—		—	—

	2017	116,000	50.17	Mar 2, 2024	116,000	—		—	—

	2016	—	34.59	Mar 3, 2023	—	—		—	—

Ian Cameron	2022	24,700	48.49	Mar 9, 2029	—	—	10,668	—	—

	2021	30,300	38.79	Mar 3, 2028	10,100	—	13,519	—	—

	2020	68,000	29.27	Mar 4, 2027	45,332	790,160	15,946	—	1,197,939

	2019	25,900	57.60	Mar 7, 2026	25,900	—		—	—

	2018	25,000	54.65	Mar 1, 2025	25,000	—		—	—

	2017	35,000	50.17	Mar 2, 2024	35,000	—		—	—

	2016	57,000	34.59	Mar 3, 2023	57,000	251,370		—	—

Vanessa James	2022	18,400	48.49	Mar 9, 2029	—	—	7,925	—	—

	2021	21,400	38.79	Mar 3, 2028	7,133	—	9,525	—	—

	2020	16,000	29.27	Mar 4, 2027	—	185,920	11,299	—	848,871

	2019	19,800	57.60	Mar 7, 2026	19,800	—		—	—

	2018	19,000	54.65	Mar 1, 2025	19,000	—		—	—

	2017	26,000	50.17	Mar 2, 2024	26,000	—		—	—

	2016	—	34.59	Mar 3, 2023	—	—		—	—

Rich Sumner	2022	15,200	48.49	Mar 9, 2029	—	—	6,604	—	—

	2021	11,140	38.79	Mar 3, 2028	3,713	—	4,988	—	—

	2020	25,020	29.27	Mar 4, 2027	16,680	290,732	5,871	—	441,096

	2019	8,000	57.60	Mar 7, 2026	8,000	—		—	—

	2018	4,300	54.65	Mar 1, 2025	4,300	—		—	—

	2017	4,700	50.17	Mar 2, 2024	4,700	—		—	—

	2016	9,300	34.59	Mar 3, 2023	9,300	41,013		—	—

Kevin Henderson	2022	16,600	48.49	Mar 9, 2029	—	—	7,213	—	—

	2021	20,300	38.79	Mar 3, 2028	6,767	—	9,115	—	—

	2020	45,600	29.27	Mar 4, 2027	30,400	529,872	10,666	—	801,271

	2019	18,800	57.60	Mar 7, 2026	18,800	—		—	—

	2018	18,000	54.65	Mar 1, 2025	18,000	—		—	—

	2017	24,000	50.17	Mar 2, 2024	24,000	—		—	—

	2016	10,400	34.59	Mar 3, 2023	10,400	45,864		—	—

Methanex 2023 Information Circular	89

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

(1)	Mr. Floren retired effective January 1, 2023; Mr. Cameron retired effective March 1, 2023; Ms. James left the Company effective March 1, 2023; Mr. Henderson retired effective February 1, 2023.

(2)

For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on NASDAQ on the day prior to the date of the grant. One-third of the stock options/SARs/TSARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third beginning on the third anniversary of the date of the grant. If the stock options/SARs/TSARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.

(3)

This column reflects the in-the-money value of outstanding vested and unvested stock options/SARs/TSARs based on the closing price of Common Shares on the TSX on December 31, 2022 ($51.26), less the exercise price value. For the purposes of this column, the US dollar exercise price of any stock option has been converted to Canadian dollars at the Bank of Canada closing rate of exchange on December 31, 2022.

(4)

This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of relative TSR and Modified ROCE over a three-year period.

(5)

This column reflects the settlement value of PSUs granted in 2020, including dividend equivalent PSUs in respect thereof that vested on December 31, 2022. During 2022, all NEOs elected to settle such vested PSUs in cash. The cash settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to December 31, 2022 ($50.42) and the number of 2020 PSUs that vested was 149% of each individual’s 2020 PSU balance as at December 31, 2022. The number of PSUs for each NEO in respect of vested 2020 PSUs was as follows: Mr. Floren: 99,128 PSUs; Mr. Cameron: 23,759 PSUs; Ms. James:16,836 PSUs; Mr. Sumner: 8,748 PSUs; and Mr. Henderson: 15,892 PSUs. The 2020 PSUs will be settled on March 17, 2023.

DSUs vest immediately upon grant; however, they may not be redeemed until retirement or upon death. The following table shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by $51.26, the closing price of the Common Shares on the TSX on December 31, 2022) for all NEOs as at December 31, 2022.

Named Executive Officer(1)	Outstanding DSUs as at Dec. 31, 2022	Value of Outstanding DSUs as at Dec. 31, 2022

Ian Cameron	51,897	$2,660,240

(1)

Mr. Floren did not participate in the DSU Plan due to tax implications and/or residency requirements. Ms. James and Mr. Henderson were eligible to participate in the DSU Plan but did not hold any units. Mr. Sumner is eligible to participate in the DSU Plan but does not currently hold any units.

90	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs/TSARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2022. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2022.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

Named Executive Officer(1)	Option-Based Awards - Value Vested During the Year(2) ($)	Option-Based Awards - Value Realized at Exercise(3) ($)	Share-Based Awards - Value Vested During the Year(4) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year(5) ($)

John Floren	3,418,658	502,637	4,998,025	2,249,000

Ian Cameron	819,781	—	1,240,050	575,000

Vanessa James	578,742	896,864	848,871	534,000

Rich Sumner	301,585	—	441,096	441,000

Kevin Henderson	549,650	—	801,271	425,000

(1)	Mr. Floren retired effective January 1, 2023; Mr. Cameron retired effective March 1, 2023; Ms. James left the Company effective March 1, 2023; Mr. Henderson retired effective February 1, 2023.

(2)

The value shown in this column is calculated by multiplying the number of stock options that vested in 2022 by the difference between the exercise price, converted to Canadian dollars from US dollars at the Bank of Canada closing rate of exchange on the vesting date, and the closing price of the Common Shares on the TSX on the vesting date.

(3)

This amount represents, in respect of all Common Shares acquired during 2022 on exercise of stock options/SARs/TSARs, the difference between the market value of such shares at the time of exercise and the exercise price. The exercise price is denominated in US dollars and has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium ULC, by Solium’s stockbroker.

(4)

The value shown in this column includes: (a) the settlement value of PSUs granted in 2020, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2022; and (b) the value of dividend equivalent DSUs received during the year. The settlement value of such PSUs is fully described in footnote (4) of the “Outstanding Option-Based Awards and Share-Based Awards” table. Mr. Floren did not participate in the DSU Plan due to tax implications and/or residency requirements. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs vest immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee.

(5)	The value shown in this column is the annual short-term incentive award included in the Summary Compensation Table.

Retirement plans

Defined contribution registered and supplemental plan

The Company has established a registered defined contribution retirement plan that provides an annual Company contribution equal to 7% of annual base salary in the Canadian plan. Contributions are made to a retirement account and invested according to a selection of investment vehicles chosen by the NEO. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan.

Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plans. All NEOs who participate in the registered defined contribution retirement plan also participate in a supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plans. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plans. The supplemental plan funds are invested in a single fund with Leith Wheeler and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. Due to US tax rules for US tax residents, Mr. Floren’s supplemental retirement plan balances are held notionally and, due to his retirement, will be paid as a lump sum from general revenue.

Methanex 2023 Information Circular	91

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Four of the five NEOs participate in the Company’s defined contribution and supplemental plan. The following table shows the change in value of their retirement plan benefits during 2022.

DEFINED CONTRIBUTION PLAN TABLE

Named Executive Officer(1)	Accumulated Value at Start of Year(2) ($)	Compensatory(3) ($)	Non-Compensatory(4) ($)	Accumulated Value at Year-End ($)

John Floren	4,461,859	350,565	(171,859)	4,640,565

Ian Cameron	4,026,891	131,800	(204,632)	3,954,059

Vanessa James	475,468	112,364	(31,623)	556,209

Rich Sumner	748,333	92,822	(52,917)	788,238

(1)	Mr. Floren retired effective January 1, 2023; Mr. Cameron retired effective March 1, 2023; Ms. James left the Company effective March 1, 2023.

(2)	Ms. James joined the Canadian DC plan on January 1, 2018 when she moved to Canada.

(3)

The amounts include the Company’s pension contributions to both the Company’s regular defined contribution pension plan and to the Company’s supplemental defined contribution retirement plan. The Company’s pension contributions are also reported in the “Pension Value” column of the Summary Compensation Table.

(4)	The amounts include regular investment earnings or losses on pension contributions. Employee contributions are not permitted in the Canadian pension plans.

Defined benefit registered and supplemental plan

The Company has a registered defined benefit retirement plan that was closed to new participants as of November 1, 1996. The basic plan provides retirement income, which is determined using a formula that takes into account pensionable service and pensionable earnings, defined as the highest base salary over 36 consecutive months within the ten years preceding retirement. The normal retirement age under this plan is 65, although reduced early retirement benefits are available from age 55 to 61. Benefits are unreduced for early retirement from age 62 onward.

The supplemental portion of the defined benefit plan is based on the average of the participant’s final three-year actual earnings, including target short-term incentive payments.

The registered pension plan and supplemental pension plan were both fully funded as of the most recent actuarial valuations performed as of December 31, 2019 and January 1, 2022, respectively. The supplemental pension plan had a required contribution in 2022 to partially fund benefit accruals, as the surplus in the plan was used to fund the remaining portion. On an accounting basis, both plans are fully funded as of December 31, 2022.

Mr. Henderson is the only remaining active participant in the defined benefit plan. The following table shows the change in value of his retirement plan benefits during 2022.

DEFINED BENEFIT PLAN TABLE

	Number of Years Credited	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation	Compensatory Change(2)	Non- Compensatory Change(3)	Closing Present Value of Defined Benefit Obligation
Named Executive Officer	Service	At Year End	At Age 65	($)	($)	($)	($)

Kevin Henderson(1)	47.75	383,480	383,480	7,120,272	70,661	(1,315,539)	5,875,394

(1)	Mr. Henderson retired effective February 1, 2023.

(2)	The compensatory change is the value of the projected pension earned during 2022 and is also reported in the “Pension Value” column of the Summary Compensation Table.

(3)

The non-compensatory change includes interest on obligations at the beginning of the year, change in actuarial assumptions and gains and losses due to differences in actual experience compared to actuarial assumptions.

92	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Change of control and termination benefits for NEOs

The Company has entered into employment agreements with each of the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. A “Change of Control” occurs when:

•	more than 40% of voting shares of the Company are acquired by an outsider;

•	a majority change in the Board occurs;

•	all or substantially all of the assets of the Company are sold to an outsider; or

•	a majority of directors determines that a change in control has occurred.

Change of Control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a Change of Control transaction by removing the distraction of post Change of Control uncertainties faced by the executive officers with regard to their continued employment and compensation. The employment agreements with the NEOs provide for a “double trigger” for grants of stock options/SARs/TSARs. Starting in 2023, the “double trigger” will also apply to all new PSU grants.

A “double trigger” means that early vesting of stock options /SARs/TSARs requires the occurrence of both (1) a Change of Control and (2) either termination of the NEO’s employment or an adverse material change in the NEO’s employment status within 24 months following such Change of Control. The Company believes that “double trigger” Change of Control compensation for stock options/SARs/TSARs is consistent with market practices and is attractive in maintaining continuity and retention of executive officers. Severance benefits stated in the employment agreements are appropriate because both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event.

The following table shows the provisions in the employment agreements of the NEOs as at December 31, 2022 in the event of a termination of employment.

	Resignation(1) (2)	Retirement(2)	Termination Without Cause(1)	Change of Control and Termination within 24 months(1)	Termination for Cause

Termination Payment	No payment	No payment	CEO: 2.0 x Termination Amount Other NEOs: 1.5 x Termination Amount Termination Amount = (annual salary + short-term incentive target + compensation for pension and various other Company benefits)

CEO: 2.0 x Termination Amount

Other NEOs: 2.0 x Termination Amount

Termination Amount(3) = (highest annual salary during last three years + the average of last three years’ short-term incentive award + any other cash compensation awards + pension and other Company benefits) + legal and professional fees and expenses

No payment
Short-Term Incentive Plan	Forfeits eligibility under the plan if resignation is before end of plan year (no prorated awards)	Eligible based on corporate and individual performance and prorated to active service in plan year	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility

Methanex 2023 Information Circular	93

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

	Resignation(1) (2)	Retirement(2)	Termination Without Cause(1)	Change of Control and Termination within 24 months(1)	Termination for Cause

Stock Options/ SARs/TSARs	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/ SARs/TSARs	Stock options/ SARs/TSARs continue to vest in the normal course and are exercisable to the expiry date	90 days to exercise vested stock options/SARs/TSARs; forfeits unvested stock options/ SARs/TSARs	Vest immediately (upon occurrence of Change of Control and Termination within 24 months) and are exercisable to expiry date (subject to privatization)	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/ SARs/TSARs

Performance Share Units	Payment of all vested units; forfeits unvested units	Units continue to vest in the normal course and are settled upon vesting	Payment of all vested units; forfeits unvested units	Immediate vesting and payment of all units (upon Change of Control only; effective with the 2023 grant, upon occurrence of Change of Control and Termination within 24 months)	Payment of all vested units; forfeits unvested units

Deferred Share Units	Payment of all vested units

Registered Defined Contribution Retirement Plan	Payment of account balance

Supplemental Defined Contribution Retirement Plan	Payment of account balance

Other Company Benefits	Forfeits eligibility

(1)

Under the employment agreements, an executive officer is required to give three months’ written notice of their resignation and the Company is required to give three months’ written notice of termination.

(2)

Under the long-term incentive plans, retirement is defined as (a) the employee has been continuously employed by the Company for a minimum of five years; (b) the employee has notified the Company of their intended termination of employment at least 30 days in advance; and (c) the employee has attained 55 years of age. If the employee meets all of these criteria, their voluntary termination is considered a retirement. If the employee does not meet all of these criteria, their voluntary termination is considered a resignation.

(3)

The table reflects the Termination Amount for all currently employed NEOs other than Mr. Cameron, who has grandfathered provisions in his executive agreement that provide for the inclusion of the value of his long-term incentives in the calculation of the Termination Amount in the event of a Change of Control and termination within 24 months. His termination payment is equal to (a) 2.0 times his most recent compensation (highest annual salary during the last three years plus the average of the value of the last three years’ short-term incentive awards and long-term incentive awards) and (b) compensation for pension and other Company benefits he would have received over a 24-month period, plus all legal and professional fees and expenses. For all other NEOs – Mr. Floren, Ms. James, Mr. Sumner, and Mr. Henderson – the value of long-term incentive awards is not included as part of the calculation of the Termination Amount. Employment agreements for any new executive officers in the future will not include the value of long-term incentives in the calculation of the Termination Amount.

Where there is either a termination or Change of Control event, each NEO must adhere to restrictions on their competitive activities, solicitation of business and hiring away for a period of one year after the termination of their employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 73.

94	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Example of NEO termination benefits on change of control

Based on the foregoing formulas, the following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2022.

	Change of Control with Termination			Termination Without Cause ($)
Named Executive Officer(1)	Termination Payment ($)	Value of Early Vested Options and Share- Based Awards(2) ($)	Total ($)

John Floren	8,332,830	6,412,642	14,745,472	7,662,664

Ian Cameron	5,692,956	1,503,158	7,196,114	2,232,021

Vanessa James	2,747,944	1,080,334	3,828,278	1,932,933

Rich Sumner	2,095,280	691,072	2,786,352	1,548,420

Kevin Henderson	2,225,698	1,013,585	3,239,283	1,965,704

(1)	Mr. Floren retired effective January 1, 2023; Mr. Cameron retired effective March 1, 2023; Ms. James left the Company effective March 1, 2023; Mr. Henderson retired effective February 1, 2023.

(2)

This column reflects the value of early vested stock options/SARs/TSARs and unvested PSUs, including dividend equivalent PSUs received. Early vesting of stock options/SARs/TSARs requires that both (a) a Change of Control occurs and (b) either termination of the NEOs employment or the NEO suffers an adverse material change in employment status. All unvested PSUs vest at the time of a Change of Control. For greater clarity, the value of stock options/SARs/TSARs and PSUs that vested on or before December 31, 2022, in accordance with the terms of the plans, are not included in this column.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled, regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is shown in the table included in footnote (4) to the “Outstanding Option-Based Awards and Share-Based Awards” table.

Methanex 2023 Information Circular	95

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Other information

Interest of certain persons in matters to be acted upon

None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interest of informed persons in material transactions

None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

Indebtedness of directors and executive officers

No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date of this Information Circular.

Directors’ and officers’ liability insurance

The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.

The insurance provides USD $120,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of USD $5,000,000. There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than USD $120,000,000, as the insurance is subject to an annual aggregate limit of USD $120,000,000.

The cost of this insurance for the current policy year is USD $1,293,500.

96	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Normal course issuer bid

On April 27, 2022, the Company announced an amendment to its existing normal course issuer bid originally announced on September 16, 2021 (the “2021 Bid”) which increased the number of Common Shares that may be purchased from 3,810,464 to 6,094,171, representing 10% of the public float as of September 16, 2021. Under the 2021 Bid, which commenced on September 24, 2021 and completed on July 26, 2022, the Company repurchased for cancellation 3,810,464 Common Shares through the facilities of the NASDAQ Global Select Market and alternative trading systems in the United States at a volume weighted average price of US$47.83 and 2,283,707 Common Shares through the facilities of the TSX at a volume weighted average price of CAD$56.14.

On September 15, 2022, the Company announced a normal course issuer bid (the “2022 Bid”) authorizing the Company to purchase up to 3,506,405 Common Shares, representing 5% of the Common Shares issued and outstanding as of September 15, 2022. The 2022 Bid commenced on September 26, 2022, with purchases being made on the open market through the facilities of the TSX. To December 31, 2022, the Company repurchased 892,773 Common Shares under the 2022 Bid for CAD$44.3 million. The 2022 Bid expires on September 25, 2023.

Shareholders of the Company may obtain, without charge, a copy of the Company’s notice to the TSX of its intention to make a normal course issuer bid upon request to the Corporate Secretary of the Company.

Securities authorized for issuance under equity compensation plans

Equity compensation plan information

The following table provides information as at December 31, 2022 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Plan Category	(#)	($)	(#)

Equity compensation plans approved by securityholders	2,290,890	57.89	3,852,797

Equity compensation plans not approved by securityholders	—	—	—

Total	2,290,890	57.89	3,852,797

(1)

The exercise prices of all outstanding options are denominated in US dollars. However, for the purposes of this column, the exercise prices have been converted to Canadian dollars using the Bank of Canada daily exchange rate on December 30, 2022, the last trading day of the year, being 1.3544.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders.

Stock option plan

The Company has a Stock Option Plan pursuant to which the Board may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. Under the terms of the Stock Option Plan, 3,852,797 Common Shares are available for future issuance under the Stock Option Plan (representing approximately 5.6% of the Company’s outstanding Common Shares on a non-diluted basis as at December 31, 2022).

Methanex 2023 Information Circular	97

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

As at the date of this Information Circular, options to purchase an additional 3,988,705 Common Shares are still available to be granted under the Stock Option Plan. Stock options may not be granted to non-management directors under the Stock Option Plan.

The following table sets out the total number of Common Shares that may be issued from and after December 31, 2022 pursuant to stock options granted under the Stock Option Plan, the number of Common Shares potentially issuable pursuant to stock options outstanding and unexercised under the Stock Option Plan, and the remaining number of Common Shares available to be issued pursuant to stock options granted from and after the date of this Information Circular.

Common Shares Issuable under Stock Option Plan from and after December 31, 2022		Common Shares Issuable pursuant to Outstanding Unexercised Options as at December 31, 2022		Common Shares available for Future Issuance pursuant to Options granted from and after December 31, 2022(1)

(#)	(%)	(#)	(%)	(#)	(%)

6,143,687	8.9(2)	2,290,890	3.3(2)	3,852,797	5.6(2)

(1)	This assumes all outstanding unexercised options will ultimately be exercised in full.

(2)

Approximate percentage of the Company’s 69,239,136 outstanding Common Shares on a non-diluted basis as at December 31, 2022. This number assumes that all shares purchased through the Normal Course Issuer Bid as at December 31, 2022 were cancelled.

The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Stock Option Plan within any one-year period, or issuable to insiders of the Company pursuant to options under the Stock Option Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Stock Option Plan available to insiders of the Company or which any person is entitled to receive under the Stock Option Plan.

The Company’s annual burn rate, as described in Section 613(p) of the TSX Company Manual, are presented below:

Fiscal 2022	0.4%

Fiscal 2021	0.5%

Fiscal 2020	1.0%

The graphic below presents how we calculate burn rate:

Stock options/SARs/TSARs (#) granted under the Stock Option Plan during the applicable fiscal year	÷	Weighted average number of Common Shares outstanding for the applicable fiscal year	=	Burn rate

The burn rate is subject to change from time to time, based on the number of stock options/SARs/TSARs granted and the total number of Common Shares issued and outstanding.

The exercise price for each option granted under the Stock Option Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar closing price of a Common Share on the NASDAQ on the most recent day preceding the grant date upon which Common Shares were traded on the NASDAQ.

The Stock Option Plan provides for the issuance of SARs in tandem with stock options. Under the terms of the Stock Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Stock Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Stock Option Plan defines grant price for this purpose as the US dollar closing price of a Common Share on the NASDAQ on the most recent day preceding the grant date upon which Common Shares were traded on the NASDAQ. “Fair market value” means the closing price of a Common Share on the NASDAQ as of the date of the exercise date upon which Common Shares were traded on the NASDAQ. SARs

98	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

may be granted under the Stock Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Stock Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Stock Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.

Subject to certain limitations contained in the Stock Option Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Stock Option Plan, options (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

a.

in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death and (ii) the expiry date;

b.	in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

c.

in the case of termination of the optionee’s employment by reason of (i) retirement where the optionee is not less than 55 years of age, the optionee has been employed by the Company for at least five years, and the optionee provides the Company with written notice of their retirement at least 30 days prior to the retirement date or (ii) circumstances that the Board, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date;

d.

if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date; and

e.

where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten days after the last day of the blackout period.

Options are granted on the following basis:

1/3 Options	1/3 Options	1/3 Options

Exercisable on the first anniversary of the date of the grant	Exercisable on the second anniversary of the date of the grant	Exercisable on the third anniversary of the date of the grant

Options expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires.

Unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.

Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Stock Option Plan or options granted under it:

Methanex 2023 Information Circular	99

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

1.

an increase in the number of Common Shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.

a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Stock Option Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;

4.	an expansion of the class of eligible recipients of options under the Stock Option Plan that would permit the reintroduction of non-management directors;

5.

an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes;

6.	any amendment of the Stock Option Plan to increase any maximum limit of the number of securities:

(a)	issued to insiders of the Company within any one-year period, or

(b)	issuable to insiders of the Company at any time;

which may be specified in the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.

if the Stock Option Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Stock Option Plan reserve; and

8.	a change to the amendment provisions of the Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Stock Option Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Stock Option Plan to prevent their dilution or enlargement in accordance with the section or sections of the Stock Option Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.

The Board has authority (without shareholder approval required) to make other amendments to the Stock Option Plan or any option (and related tandem SAR) relating to:

1.

clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan);

2.

changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan;

3.

changing the eligibility for and limitations on participation in the Stock Option Plan (other than amendments of the Stock Option Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Stock Option Plan or the reintroduction of participation by non-management directors);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);

100	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

5.

changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.

additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.

No amendment of the provisions of the Stock Option Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Stock Option Plan.

Shareholder proposals

Shareholder proposals to be considered at the 2024 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no earlier than November 28, 2023 and no later than January 27, 2024 to be included in the Information Circular and form of proxy for such annual meeting.

Additional information

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated annual financial statements and MD&A for the year ended December 31, 2022, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year. Submit your request to:

Methanex Corporation

Kevin Price

Senior Vice President, General Counsel and Corporate Secretary

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

Telephone: 604 661 2600

Facsimile: 604 662 2602

If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.

Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

Methanex 2023 Information Circular	101

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Approval by directors

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia this 9th day of March, 2023.

Kevin Price

Senior Vice President, General Counsel & Corporate Secretary

102	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Schedule A

Methanex Corporation Board Mandate and Corporate Governance Principles

Introduction

This Board Mandate and Corporate Governance Principles (hereinafter referred to as the “Principles”) is intended to: (a) provide principles of authority and accountability to enable the board of directors (the “Board”) to oversee the management of, and provide stewardship over, the Corporation’s affairs; (b) provide guidance to both the Board and management in clarifying their respective responsibilities so that they may make timely and effective decisions that promote shareholder value; (c) establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation’s business; and (d) ensure compliance with the governance requirements of applicable regulators and stock exchanges.

Board mandate

Board responsibilities

The Board’s primary goal is to act in the best interests of the Corporation to enhance long-term shareholder value while considering the interests of the Corporation’s various stakeholders, including without limitation, shareholders, employees, customers, creditors and the environment. The Board will discharge its responsibilities directly and through its committees or individual members. Any responsibility not delegated to a committee of the Board or an individual member of the Board remains with the Board.

The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Corporation, which includes;

Strategic planning

•

participating with management in the development and adoption of a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;

•	overseeing the execution of corporate strategy and management of risk, including a purposeful alignment of the strategy and risk management process;

•	monitoring the Corporation’s performance against the strategic plan;

Risk management

•

reviewing and discussing with management, at least annually, the Corporation’s risk management framework, including the Corporation’s processes and controls to identify, monitor, evaluate and manage enterprise-wide risks and the Corporation’s policies and practices relating to enterprise risk management;

•

taking reasonable steps to ensure that management has identified and understands the principal risks of the Corporation’s business and implemented appropriate strategies to monitor, mitigate and manage these risks, and achieves a proper balance between risks and benefits;

Methanex 2023 Information Circular	103

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

•	evaluating the adequacy and effectiveness of the Corporation’s system of internal controls and procedures, at minimum, on an annual basis;

Environmental, social, and governance (ESG) matters

•	overseeing the Corporation’s approach to sustainability and the reports and recommendations from management with respect to ESG matters;

•

overseeing the Corporation’s processes and procedures to mitigate risks as they relate to safety, health, the environment (including climate change) and the management of its material sustainability topics;

•	monitoring the initiatives undertaken by the Corporation to promote diversity and inclusion within the organization;

Corporate governance

•

overseeing governance and compliance matters, which includes developing and maintaining the Corporation’s approach to corporate governance, to guide the Board, its committees, the Corporation’s officers, management and employees in completing their duties, responsibilities and obligations in relation to the Corporation;

Communications

•

overseeing the implementation of appropriate disclosure controls, including a communication policy for the Corporation, and monitor that the Corporation has in place effective communication processes with shareholders and other stakeholders;

Human resource management

•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO; and

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.

Director responsibilities

The responsibilities of the directors are described in the Terms of Reference for Individual Directors, attached to these Principles as Exhibit A.

Code of ethics

All directors, officers and employees are expected to display the highest standard of ethics. The Corporation has a Code of Business Conduct (the “Code”) to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Audit, Finance & Risk Committee, shall annually review the Corporation’s compliance with the Code and through the Corporate Governance Committee, the Board shall annually review and, if appropriate, recommend changes to the Code.

Board structure

Size

The Corporation’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide experiential, demographic, and personal diversity, yet small enough to allow for efficient operation and decision-making. The

104	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors. The definition of “independent director” is set out in Exhibit B attached to these Principles.

Criteria for board membership

The Corporate Governance Committee is responsible for recommending criteria for the selection of new directors to serve on the Board and reviews annually the credentials of candidates to be considered for nomination or re-election to the Board against such criteria. The objective of this review is to maintain a composition of the Board which provides a satisfactory mix of skills and experience. This review includes taking into account the desirability of maintaining diversity (as described below) while also maintaining desirable individual characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chair and the CEO, such changes are deemed appropriate.

Diversity

The Board has implemented a Board Diversity Policy that recognizes the importance of diversity, including gender diversity, at all levels of the Corporation including the Board. Board diversity promotes the inclusion of different perspectives and ideas and ensures that the Corporation has the opportunity to benefit from all available talent. This enhances and improves decision making, which helps maintain a competitive advantage and makes for better corporate governance.

The Board believes that having diversity in the background and perspectives of its directors is essential for creating an appropriate balance of skills, experience, independence and knowledge required on the Board and enhancing board effectiveness. For the purposes of the Board Diversity Policy, “diversity” encompasses characteristics or qualities that can be used to differentiate groups and people from one another and includes gender and gender identity, sexual orientation, visible minorities, Aboriginal peoples, persons with disabilities1, age, education, business experience, professional expertise, personal character and interests, stakeholder perspectives, geographic background and other diverse attributes.

These diversity attributes and the Board’s diversity target, described below, are factored into the recruitment and decision-making process when new Board appointments are made. When engaging external search consultants to identify future candidates for Board roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list and are asked to provide a diverse and balanced slate. Ultimately, appointments are based on merit, measured against objective criteria.

The Board has set as a target that at least 40% of independent directors be represented by women, Aboriginal peoples, persons with disabilities, members of visible minorities and LGBTQ+, while maintaining a composition in which each gender comprises at least 30% of the independent directors.

New directors

The Corporate Governance Committee is responsible for identifying and proposing to the Board suitable candidates to stand as nominees for election to the Board and is also responsible for conducting all necessary and appropriate inquiries into their backgrounds and qualifications. In addition to the nominees proposed by the Board, shareholders may propose individuals to be nominated for election as directors in accordance with applicable law and the by-laws of the Corporation.

Independence

The Corporation will comply with all applicable independence requirements of any stock exchange or securities regulation authority applicable to the Corporation. The Corporate Governance Committee shall be responsible for considering questions of independence and possible conflicts of interest of members of the Board and executive officers.

1 “Aboriginal peoples”, “persons with disabilities” and “members of visible minorities” have the meanings given to them in the Employment Equity Act (Canada)

Methanex 2023 Information Circular	105

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Director tenure

The directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting following that at which they were was elected.

The Corporation has implemented a Director Tenure Policy. This Policy recognizes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. However, the Corporation also values board renewal and believes it is critical to ensuring a high performing board over the long-term. Additionally, the Corporation recognizes the value in turnover of Board membership as it provides an ongoing input of fresh ideas and new knowledge.

The Director Tenure Policy does not include cumulative term limits or a mandatory retirement age for directors. Instead, the Policy outlines the processes the Corporation has in place to effectively manage board renewal, such as annual evaluations and developing and annually reviewing a long-term board succession plan.

Majority voting

As a Canadian federally incorporated corporation, the Corporation is bound by the majority voting provisions of the Canada Business Corporations Act. These provisions provide that any nominee for election as a director at an Annual General Meeting where there is only one candidate nominated for each position available on the Board and for whom the number of votes “against” exceeds the number of votes cast in their favour, is, by law, not elected.

Director orientation and education

The Corporation will provide new directors with an orientation to the Corporation, its management structure and operations, the industry in which the Corporation operates, the Corporation’s Responsible Care practices, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Corporation, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Corporation’s operations.

Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Corporation and its affairs.

Directors who change occupation

Directors who retire or otherwise leave or change their employment, should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.

Other board memberships

Whether service on other boards is likely to interfere with the performance of a director’s duties to the Corporation depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Corporation’s Board is such that directors are to consult with the Chair and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.

Board leadership

The Board elects its Chair and appoints the Corporation’s CEO. As a general principle, the Board believes that the Chair and the CEO should not be the same person.

In order to monitor independent Board leadership, the Board is committed to having either an independent Chair or a lead independent director (the “Lead Independent Director”). If the Chair is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.

106	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Either the Chair or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chair of the Board of Directors(attached as Exhibit C to these Principles) or which the Corporate Governance Committee may designate.

Board committee matters

Committee structure

The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure. All committee mandates are to be approved by the Board.

The current committee structure and the performance of each committee is to be reviewed annually by the Corporate Governance Committee.

Assignment of directors to committees

The Corporate Governance Committee is responsible for proposing to the Board those individuals who will be the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chair and the CEO and take into account the preferences of the individual directors. The role and responsibility of the Chair of each committee is set out in the Terms of Reference for Committee Chairs attached as Exhibit D to these Principles.

Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.

Each of the Corporate Governance Committee, the Audit, Finance & Risk Committee and the Human Resources Committee must be comprised entirely of independent directors.

Frequency and length of committee meetings

Each committee chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.

Board operations

Meeting procedures

Scheduling of board meetings and selection of agenda items

The Board holds approximately six regular Board meetings each year. Board meetings will be called, scheduled, and held in accordance with the Corporation’s constating documents, including its articles and bylaws, as well as under applicable law. The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.

Methanex 2023 Information Circular	107

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Board materials distributed in advance

Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Participation and confidentiality

Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors have a duty to maintain the confidentiality of all non-public information of the Corporation (whether or not it is material) that they learn through their board service, including boardroom discussion and other discussions between and among directors and senior management. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chair or if the information is publicly disclosed by the Corporation.

Non-directors at board meetings

The Chair shall ensure those Corporation officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chair if it proposes that any outside advisors attend a Board meeting.

Meeting minutes

The Corporate Secretary, or if there is no Corporate Secretary present, any Board member attendee nominated by the Chair of the Board or the Chair of the relevant committee, as applicable, will be the secretary of the meeting and will be responsible for taking minutes during the meeting.

Sessions of independent directors

Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to encourage free and open discussion and communication among the non-executive, independent directors. The Chair (or the Lead Independent Director if the Chair is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, they shall regularly advise the Chair of the business of such meetings. The independent directors may also hold other meetings at such times and with such frequency as the independent directors consider necessary.

Board compensation

Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Corporation receive no additional compensation for service on the Board.

Director compensation consists of cash and share-based long-term incentives. The cash portion will be comprised of an annual retainer and may be supplemented by other fees. Long-term incentives are granted to directors in order to align with long-term shareholder interests.

Share ownership

The Corporation shall establish share ownership requirements for directors and executive officers. Other managers of the Corporation will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other shareholders.

108	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Board relationship to senior management

Directors have complete access to the Corporation’s senior management.

The Board also encourages directors to make themselves available for consultation with management outside Board meetings in order to provide counsel on subjects where such directors have special knowledge and experience.

Access to resources and engagement of advisors

The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chair.

Performance evaluations

Assessing board performance

The Board, through the Corporate Governance Committee, is responsible for developing and implementing processes for evaluating, on an annual basis, the performance and effectiveness of the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.

All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and direct those suggestions to the Chair or the appropriate committee chair.

Performance evaluation of the CEO

The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.

Performance evaluation and succession planning of executive officers

The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Corporation who report directly to the CEO and any other officers whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.

Relationships with shareholders and other stakeholders

The Corporation has a Shareholder Engagement Policy that outlines the roles of management and the Board when communicating with shareholders and the investment community. The CEO, CFO and the Investor Relations Department are the primary spokespeople for communications, and management will report to the Board on material shareholder comments and feedback. The Board is ultimately responsible for the supervision of the discharge by management of its shareholder communication and engagement responsibilities. Directors may also participate with management in one-on-one meetings or investor events upon management’s request.

Shareholders also have the right to communicate directly with the Board through letters to the Board Chair, as well as request meetings. The Chair of the Board will consider meeting requests in consultation with the Corporate Secretary, having regard to the Corporation’s Corporate Disclosure Policy.

Methanex 2023 Information Circular	109

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Review of principles

The Corporate Governance Committee shall review these Principles periodically and report to the Board any recommendations it may have for their amendment.

No rights created

This document is a statement of broad policies and is intended to be part of the Board’s flexible governance framework. While these Principles should comply with all applicable law and the Corporation’s constating documents, including its articles and by-laws, these Principles do not create any legally binding obligations on the Board, any Board committee, any director or the Corporation.

Inquiries

Methanex Corporation

Corporate Secretary’s Office

1800 Waterfront Centre

200 Burrard Street

Vancouver, BC V6C 3M1

Canada

Tel: (604) 661 2600

Date of Last Revision: March 2023

110	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

EXHIBIT A to the Methanex Corporation Board Mandate and Corporate Governance Principles

Terms of Reference for Individual Directors

Introduction

(A)	The Board of Directors acts collectively and exercises its powers and responsibilities as a group. No individual director has the power to act on his or her own.

(B)	As a member of the Board of Directors (the “Board”), each director will fulfill the legal requirements and obligations of a director, which include the responsibilities:

(i)	to act honestly and in good faith with a view towards the best interests of the Corporation; and

(ii)	to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in similar circumstances.

(C)	The Board of Directors shall understand that it must operate independently of management in order to be effective.

(D)	The Terms of Reference for an Individual Director will be reviewed periodically.

General

A member of the Methanex Board of directors shall:

(A)	Maintain a solid understanding of the role, responsibilities and legal duties of a director.

(B)	Carry out the responsibilities as identified in the Corporate Governance Principles.

(C)	Comply with the Corporate Code of Business Conduct policy.

(D)

Regard him or herself as accountable to the shareholders as a whole, not to any individual or group of shareholders. The director serves the long-term interests of shareholders by ensuring that management appropriately addresses the concerns of other stakeholders, such as employees, customers, communities, regulators and the public at large.

(E)	Demonstrate an understanding of the difference between governing and managing, and not encroach on management’s area of responsibility.

(F)	Maintain confidentiality of all information that is learned as a director of Methanex.

(G)	Understand conflict of interest issues and declare real or perceived conflicts; and disclose contracts or arrangements in which the director has an interest.

(H)	Demonstrate support for the values and ethics of Methanex and a high standard of personal values and ethics.

(I)	Participate actively as a member or Chair of one or more committees and become knowledgeable with the mandates of those committees.

Methanex 2023 Information Circular	111

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Skills and experience

A member of the Methanex Board of directors shall:

(A)	Demonstrate skills and experience that are complementary to the current directors and helpful with the Corporation’s current activities and strategic direction.

(B)	Utilize external relationships and resources in making a contribution and adding value to the Corporation.

(C)	Effectively apply his or her knowledge, experience and expertise to issues confronting Methanex.

(D)	Serve as a helpful resource to the Board and to management, where necessary and appropriate.

(E)	Demonstrate an ability to contribute to the making of informed business decisions.

Strategies and plans

A member of the Methanex Board of directors shall:

(A)	Maintain and demonstrate a comprehensive understanding of the Corporation’s strategic direction and annual plans; including an understanding of the Corporation’s principal risks.

(B)	Contribute and add value to discussions regarding the Corporation’s strategic direction.

(C)	Participate in monitoring and evaluating the CEO’s and executive management’s success in achieving established goals set out in the Corporation’s strategic and annual plans.

Preparation, attendance and availability

A member of the Methanex Board of directors shall:

(A)	Maintain an excellent Board and committee meeting attendance record.

(B)	Attend entire Board or committee meetings, not just parts of meetings.

(C)

Attend meetings well prepared, having completed and understood the necessary background reading and having consulted other directors and/or management, if required, to evaluate and add value to agenda items presented.

(D)	Demonstrate broader preparation than just the distributed material.

(E)	Be available when needed; and be accessible and approachable.

(F)	Have the necessary time and commitment to fulfill responsibilities as a Methanex director and as a member of committees.

(G)	Participate in director orientation and continuing education initiatives.

Communication and interaction

A member of the Methanex Board of directors shall:

(A)	Interact appropriately with the leadership and management of Methanex.

(B)	Participate fully and frankly in Board deliberations and discussions; and contribute meaningfully and knowledgeably to Board discussions.

(C)	Be a team player – work effectively with fellow directors; and be a positive and constructive force within the Board.

(D)	Communicate persuasively and logically; voice concerns; listen; raise tough questions in a manner that encourages open discussion.

(E)	Be willing to take a stand or express a view, even if it runs contrary to prevailing wisdom or the direction of the discussion; exercise independent judgment.

(F)	Notify the CEO and/or Chair when introducing a significant and/or previously unknown information or material at a Board meeting.

112	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

Business, corporation and industry knowledge

A member of the Methanex Board of directors shall:

(A)	Maintain and demonstrate a strong understanding of the business, services/products, markets, and operations.

(B)	Maintain and demonstrate knowledge of important industry trends and the competitive environment.

(C)	Maintain an understanding of regulatory, legislative, business, social and political environments within which Methanex operates.

(D)	Where appropriate, use outside contacts to increase understanding of the various issues with which the Board is concerned.

(E)	Establish knowledge of senior management team and other high potential senior employees of Methanex.

(F)	Remain knowledgeable about the Corporation’s operations and visit them when appropriate.

Methanex 2023 Information Circular	113

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

EXHIBIT B to the Methanex Corporation Board Mandate and Corporate Governance Principles

Definition of Independent Director

“Independent Director” means a person other than an Executive Officer or employee of the Corporation or any other individual having a relationship which, in the opinion of the Corporation’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Corporation;

(B)

a director who accepted or who has a Family Member who accepted any compensation from the Corporation in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Corporation; or

(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Corporation as an Executive Officer;

(D)

a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Corporation made, or from which the Corporation received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Corporation’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.

(E)

a director of the Corporation who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Corporation serve on the compensation committee of such other entity; or

(F)

a director who is, or has a Family Member who is, a current partner of the Corporation’s outside auditor, or was a partner or employee of the Corporation’s outside auditor who worked on the Corporation’s audit at any time during any of the past three years.

114	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

EXHIBIT C to the Methanex Corporation Board Mandate and Corporate Governance Principles

Terms of Reference for Chair of Board

General

(A)	The Chair shall be appointed annually by the Board of Directors.

(B)	The Chair shall chair meetings of the shareholders.

(C)	The Terms of Reference for the Chair of the Board shall be reviewed periodically.

Responsibility for board meetings

(A)

The Chair shall, in accordance with the By-laws of the Company, preside at all Board meetings and shall be responsible for the conduct and procedures to be followed at Board meetings and who may be present in addition to the directors and secretary.

(B)	The Chair shall ensure the Board is properly organized, functions effectively and meets it obligations and responsibilities.

(C)	The Chair shall be responsible for setting agendas for Board meetings and ensuring that adequate time is given for a discussion of each agenda item.

(D)	The Chair shall fully consider the requests of directors in connection with determining the content of Board meeting agendas.

(E)

The Chair shall ensure that Company management provides the Directors with timely and sufficient information in respect of each agenda item so that directors may properly understand each agenda item and the decision which is required.

(F)

The Chair shall ensure that Company management provides the Directors with information and educational opportunities to allow them to keep aware of industrial, economic and other trends which may have an impact upon the Company.

Board, committee and director effectiveness

(A)	Establish annual Board Objectives in conjunction with the Corporate Governance Committee and the CEO.

(B)	The Chair shall encourage debate among directors at Board meetings by drawing out the views and contributions of all directors and ensuring that disagreements are aired and resolved.

(C)	The Chair shall work to build Board unity, consensus and solidarity.

(D)	Serve as an ex-officio member of all Board Committees.

(E)	The Chair shall ensure Committee functions are carried out and reported to the Board.

(F)	The Chair shall, in conjunction with appropriate committees, review and assess director attendance, performance and compensation and size and composition of the Board.

Methanex 2023 Information Circular	115

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

(G)	The Chair shall evaluate the Board’s effectiveness and implementation of improvements including conducting peer reviews.

(H)	The Chair shall participate in orientation and mentoring of new directors.

(I)	The Chair shall participate in ongoing formal and informal communication with and among directors and facilitate effective communication between directors and management.

(J)	The Chair shall ensure adequate opportunities to meet to discuss issues without management present.

(K)	The Chair shall provide guidance to the Board to ensure consideration of interests of various stakeholders of the Company.

Leadership

(A)

The Chair shall provide leadership to the Board of Directors, by demonstrating integrity and ethical leadership, by creating a climate of trust, candor and openness and by championing proper corporate governance.

(B)	The Chair shall, at the request of the CEO, assist in representing the Company in general industry and community context.

(C)	The Chair shall respond as appropriate to shareholder concerns regarding governance issues or other matters relating to the Board.

(D)	The Chair shall work with the CEO to ensure effective relations with members of the Board, shareholders, other stakeholders and the public.

(E)

The Chair shall be the principal sounding board, counselor and confidant for the CEO; provide advice to the CEO; communicate with the CEO regarding concerns of the Board, shareholders and other stakeholders; and work closely with the CEO to ensure management strategies, plans and performance are appropriately represented to the Board.

Chair and president / CEO combined

Where the Chair is also the President / CEO of the Company, the Chair will ensure that the Company has adequate governance structures in place to permit the Board to properly function independently of management. This shall include the appointment of a lead independent director from among the non-executive directors. The Chair shall work with the lead independent director to allow him to properly carry out his terms of reference in enhancing board effectiveness and being a liaison between board and management and among directors.

116	Methanex 2023 Information Circular

Introduction	Voting	Business of the Meeting	About the Directors	Corporate Governance	Compensation	Other Information

EXHIBIT D to the Methanex Corporation Board Mandate and Corporate Governance Principles

Terms of Reference for Committee Chairs

Appointment

The Chair of each committee is appointed annually by the Board of Directors upon recommendation of the Corporate Governance Committee and in consultation with the Chairman of the Board. When a Chair vacancy occurs at any time, it shall be filled in a similar manner. The Chair of each committee shall be an independent director of the Company. The Board may remove and replace a Committee Chair at any time.

Responsibilities

The Chair of each committee shall:

(A)	Set the “tone” for the committee and its members so as to foster ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance.

(B)	Provide leadership to enable the committee to act as an effective team carrying out its responsibilities in accordance with its mandate;

(C)	Manage the affairs of the committee, including ensuring that the committee meets as often as required to carry out its responsibilities;

(D)	Chair committee meetings and facilitate open and effective discussion from committee members in respect of the matters before the committee;

(E)

Provide advice regarding 1) committee chair succession and 2) committee composition so that the committee is composed of members with the skill, experience and/or necessary training relevant to the committee’s responsibilities;

(F)	In consultation with management and the Corporate Secretary:

•	determine the time and locations of meetings of the committee;

•	develop meeting agendas to ensure all required business is brought before the committee to enable the committee to carry out its responsibilities consistent with the committee’s mandate; and

•	ensure committee members receive all information they require in a timely fashion and have access to resources in order to fulfill their duties.

(G)	Ensure the committee and its members have access to the Company’s management necessary for the committee to undertake its responsibilities;

(H)	Ensure the committee has opportunities to meet without management;

(I)	Lead the committee in an annual performance review;

(J)	Report to the Board at its next meeting following any meeting of the committee or the signing of a written resolution evidencing a decision or recommendation of the committee;

(K)	Have the power to delegate his or her authority to another committee member; and

(L)	Perform such other functions as may be necessary or appropriate to carry out his or her responsibilities.

Review

These Terms of Reference shall be reviewed periodically by the Corporate Governance Committee.

Methanex 2023 Information Circular	117

1800 Waterfront Centre

200 Burrard Street

Vancouver, BC V6C 3M1

www.methanex.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 27, 2023	By:	/s/ KEVIN PRICE

		Name:	Kevin Price
Senior Vice President, General Counsel
		Title:	& Corporate Secretary